FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____   No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The interim report for the first half of 2009 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 11, 2009.

CONTENTS	2009 Interim Report

2	Interim Results

2	Business Review for the First Half of the Year

4	Prospects for the Second Half of the Year

6	Management’s Discussion and Analysis (Prepared under IFRS)

18	Share Capital Structure

18	Purchase, Sale or Redemption of Shares

18	Major Shareholding Structure of the Company

20	Public Float

20	Directors’ and Supervisors’ Right to Purchase Shares

20	Dividends

21	Major Events

21	Corporate Governance

32	Review by the Audit Committee

32	Legal Proceedings

33	Documents for Inspection

Prepared in accordance with International Financial Reporting Standards

35	Condensed Consolidated Interim Balance Sheet (Unaudited)

38	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

40	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

42	Condensed Consolidated Interim Statement of Cash Flow (Unaudited)

43	Notes to the Unaudited Condensed Consolidated Interim Financial Information

Prepared in accordance with PRC Accounting Standards

66	Balance Sheets (Unaudited)

68	Income Statements (Unaudited)

69	Cash Flow Statements (Unaudited)

71	Consolidated Statements of Changes in Equity (Unaudited)

73	Statements of Changes in Equity (Unaudited)

75	Notes to the Financial Statements (Unaudited)

155	Supplemental Information (Unaudited)

INTERIM RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2009 and a comparison with the operating results for the same period of 2008. For the six months ended 30 June 2009, the Company and its subsidiaries recorded consolidated operating revenue of RMB33.61 billion, representing an increase of 9.07% as compared to the same period of 2008. The profit attributable to equity holders of the Company was RMB1.87 billion, representing an increase of 443.94% as compared to the same period last year. The earnings per share were RMB0.16 and net asset value per share (excluding minority interests) was RMB3.23.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2009, under the macroeconomic control policies of “promoting domestic demand, maintaining growth and readjusting structure”, the national GDP grew at a rate of 7.1%, indicating that the national economy began to pick up steadily. However, the outlook of the international economy is still uncertain and so the external environment for the PRC’s economic development is still severe. The Company actively coped with the new changes of the national and international economic situations and achieved new developments in various aspects including production safety, cost control, energy saving, environmental protection, project development and capital operation.

1.	Power Generation

During the first half of 2009, the Company’s power plants within China achieved a total power generation of 86.107 billion kWh based on a consolidated basis, a decrease of 5.84% over the same period of last year. The decrease in power generation was mainly due to the following factors: the declining power demand in the domestic power market due to the impact of the international financial crisis; and a negative growth of the Company’s power generation due to the reduction of average power generation utilization hours for a majority of areas in the PRC as a result of the continued commencement of operation of new generating units.

As at 30 June 2009, Tuas Power Ltd. in Singapore achieved a total power generation of 4.723 billion kWh, representing a decrease of 6.32% compared to the same period of last year.

2.	Cost Control

Since 2009, coal supply tended to be eased from a tight situation. There were slight price fluctuations in the domestic coal market, and coal prices were clearly lower than those of the same period of last year. International demand for coal was weak and prices continued to fall. Under the circumstance that key contracts have not been signed up, the Company adopted various measures including optimizing the coal supply structure, increasing imported coal purchase volume and rationalizing inventories arrangements according to production requirements, with an aim to reduce average coal purchase prices.

The unit fuel cost for the domestic business of the Company for the first half of the year was RMB220.82/MWh, representing a decrease of 2.63% compared to the same period of last year.

3.	Energy Saving And Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. All the newly built generating units are equipped with flue-gas desulphurization facilities and the Company has strengthened renovation of environmental protection facilities on the existing generating units. As at 30 June 2009, the installed desulphurized generating units of the Company accounted for approximately 93% of the controllable generation capacity of the existing coal-fired units of the Company.

4.	Project Development And Construction

To date, three projects of the Company have obtained the approval of the National Development and Reform Commission, namely, two 300MW level co-generating units at Yingkou Co-generation Power Plant Project, one 200MW generating unit at Gansu Ganhekou Second Wind Power Plant Project and the second 600MW coal-fired generating unit at Jinggangshan Power Plant Phase II Project.

The Company has made smooth progress on its construction projects and preparation work of other proposed projects.

5.	Capital Operation

On 21 April 2009, the Company entered into the Yangliuqing Co-generation Power Plant (“Yangliuqing Co-generation”) Equity Interest Transfer Agreement and Beijing Co-generation Power Plant (“Beijing Co-generation”) Equity Interest Transfer Agreement (“Transfer Agreements”) with China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”), respectively. According to the Transfer Agreements, the Company will be transferred a 55% equity interest in the registered capital of Yangliuqing Co-generation and a 41% equity interest in the registered capital of Beijing Co-generation. The transfers were approved at the shareholders’ meeting of the Company on 18 June 2009. Currently, the transactions are waiting for the approval by the State-owned Assets Supervision and Administration Commission. After the completion of the transfers, the Company’s operating scale and service areas will be enlarged and its profitability will be increased, thereby further consolidating the position of the Company as one of the largest independent power generation companies in the PRC. The Company’s installed capacity will be increased by 1,006.45MW on an equity basis.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

The national economy will continue to grow at a relatively fast pace in the second half of the year, thus providing a favourable external environment for the Company. The State will continue to deepen electricity tariff reforms, gradually improve the pricing mechanism of on-grid electricity tariffs, electricity transmission and distribution tariffs and electricity selling tariffs, and timely rationalize the contradiction between coal and electricity, thereby creating the conditions for easing the operating pressure of the Company.

Meanwhile, the Company still faces various difficulties and challenges in its operation. Given that there is an increase in the number of newly operated generating units nationwide in 2009, the power supply and demand situation will be further eased, the utilization hours of coal-fired generating units nationwide will continue to decline, and internal competition of the power generation industry will intensify, thus further increasing the operating pressure of the Company. Coal prices will still hover at high levels and annual key contracts have not been signed up, and these uncertain factors will to a certain extent affect the production safety and profitability of the Company. Meanwhile, with the continued strengthening of environmental protection by the State, environmental protection standards are upgraded continuously, which will exert pressure over the control of the production and operating costs of the Company. Lastly, the State is in the process of adjusting the energy structure by focusing on the development of clean energy and renewable energy, thus putting forward stricter requirements for the development of new projects of the Company in the future.

The Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively expand the room for development, strengthen marketing work, strive to fulfill the annual power generation plan, strictly control costs, endeavour to control unit fuel costs and increase the Company’s profitability.

The major tasks of the Company for the second half of 2009 include:

1.	to strengthen safe production and management and to ensure stable operation of its generating units;

2.	to strengthen the sales force and to endeavour to increase the power output of the Company;

3.	to use the best endeavours to ensure a safe, stable and effective fuel supply and to strive to enlarge fuel supply channels and effectively control fuel purchase prices;

4.	to promote energy saving and emissions reduction work in full force and to actively carry out detailed management of energy consumption indices and an optimized operation of generating units;

5.	to strengthen internal management and to effectively control operation costs;

6.
to actively push forward preliminary work of projects; to seize the opportunities of the State’s adjustment of energy and transport strategy deployment by further optimizing power plants structure and adjusting their deployment;

7.
to strengthen the management of infrastructure construction, and to ensure safe, stable and economical operation of newly operated generating units whilst meeting the requirements of energy-saving and environmentally friendly generating units; and

8.	to actively explore financing channels so as to ensure funding support for the scale development of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	Comparison and Analysis of Operating Results

Set out here below is a comparison of operating results between the first half of 2009 and 2008:

Summary

For the six months ended 30 June 2009, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 86.107 billion kWh, representing a decrease of 5.84% over the same period in 2008.

The decrease in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

1.	Due to the impact of the international financial crisis, power demand in the domestic market declined; and

2.
New generating units are put into operation continuously, thereby leading to a decline in average utilization hours of power generation in most domestic regions and a decrease in the Company and its subsidiaries’ power generation.

The power generation of each of the Company and its subsidiaries’ domestic power plants in the first half year of 2009 was listed below (in billion kWh):

	Power	Power
	generation in	generation in
	the first half	the first half
Domestic Power Plant	year of 2009	year of 2008	Change

Dalian	3.739	4.688	-20.24%
Dandong	1.962	2.359	-16.83%
Yingkou	4.394	5.367	-18.13%
Shang’an	5.925	3.657	62.02%
Pingliang	2.398	4.128	-41.91%
Yushe	2.095	2.614	-19.85%
Dezhou	6.678	6.849	-2.50%
Jining	1.082	1.208	-10.43%
Xindian	1.723	2.422	-28.86%
Weihai	1.684	2.287	-26.37%
Rizhao Phase II	2.989	―	N/A
Qinbei	5.693	4.831	17.84%
Nantong	3.382	4.364	-22.50%
Nanjing	1.548	1.877	-17.53%
Taicang	5.518	5.127	7.63%
Huaiyin	3.177	3.852	-17.52%
Jinling Combined-cycle	1.314	1.065	23.38%
Shidongkou I	3.329	3.902	-14.68%
Shidongkou II	3.166	3.687	-14.13%
Shanghai Combined-cycle	0.116	0.049	136.73%
Luohuang	4.639	6.141	-24.46%
Changxing	0.692	0.838	-17.42%
Yuhuan	8.890	8.415	5.64%
Yueyang	1.897	3.148	-39.74%
Jinggangshan	1.274	1.558	-18.23%
Fuzhou	3.770	3.515	7.25%
Shantou Coal-fired	3.033	3.500	-13.34%

Total	86.107	91.448	-5.84%

As regards electricity tariffs, the average tariff rate of the domestic operations of the Company and its subsidiaries increased from the same period of last year by RMB49.43 per MWh to RMB415.97 per MWh.

As regards fuel supply and cost controls, the unit fuel cost per unit of electricity sold by the domestic operations of the Company and its subsidiaries decreased by 2.63% compared to the same period of last year due to a decrease in coal procurement prices.

Combining the foregoing factors, the Company experienced a 9.07% increase in consolidated operating revenue during the first half of 2009 as compared to the same period of last year. Net profit attributable to shareholders of the Company for the first half of 2009 was RMB1.870 billion, representing an increase of profit by 443.94% from a net loss position of RMB544 million for the same period of 2008. The increase of net profit was mainly attributable to the increase of operating revenue resulted from the commencement of operations of new generating units, the carryover effect of the acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”), the carryover effect of tariff adjustment during the second half of 2008 and the decrease in fuel procurement costs.

1.	Operating revenue and sale tax

Operating revenue represents consideration receivable or received from electricity sold, net of amounts received in advance. For the six months ended 30 June 2009, consolidated operating revenue of the Company and its subsidiaries amounted to RMB33.610 billion, representing a 9.07% increase over RMB30.816 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the commencement of operations of new generating units, the carryover effect of the acquisition of SinoSing Power, and the carryover effect of tariff adjustment during the second half of 2008. The new generating units contributed an increase of RMB1.865 billion in the consolidated revenue of the Company, and the overseas operations contributed RMB931 million to the increase in operating revenue.

The average tariff rate of the domestic operations of the Company and its subsidiaries was RMB415.97 per MWh for the first half of 2009, representing an increase of 13.49% from RMB366.54 per MWh for the same period of last year.

Sales tax mainly consists of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the Education Tax and City Construction Tax calculated at prescribed percentages of the amount of the value-added tax. Such surcharges are currently not applicable to direct foreign investments approved by the government; hence, certain power plants of the Company are not subject to such surcharges. For the first half of 2009, sales tax increased by RMB20 million to RMB79 million from RMB59 million for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2009, total operating expenses of the Company and its subsidiaries decreased by 1.49% to RMB29.827 billion from RMB30.277 billion for the same period of last year.

The decrease was mainly attributable to a decrease in power generation and a decrease in fuel procurement prices. The operations of new generating units contributed to an increase of consolidated operating expenses of RMB1.595 billion while the overseas operations contributed to an increase of consolidated operating expenses of RMB0.7 billion. Excluding factors of new generating units and overseas operations, operating expenses would have decreased by RMB2.745 billion from the same period of last year.

2.1	Fuel costs

Fuel costs represent a major portion of operating expenses of the Company and its subsidiaries. Such costs decreased by 6.46% to RMB20.036 billion for the first half of 2009 from RMB21.418 billion for the same period of last year. The decrease in fuel costs was primarily due to a decrease in power generation and a decrease in fuel procurement prices. The operation of new generating units accounted for RMB1.230 billion of the increase in fuel costs, while the overseas operations contributed an increase of fuel costs of RMB276 million.

During the first half of 2009, the average price (tax exclusive) of natural coal of the Company and its subsidiaries decreased by 0.40% to RMB469.72 per ton from RMB471.58 per ton for the same period of last year. The unit fuel cost per MWh electricity sold decreased from the same period of last year by 2.63% to RMB220.82 due to a decrease in coal prices.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 9.53% to RMB4.101 billion for the first half of 2009 from RMB3.744 billion for the same period of last year. The increase in depreciation expenses was mainly due to the expansion of the operating scale of the Company.

2.3	Labor

Labor costs include salaries to employees and contributions to government agencies for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. Labor costs of the Company and its subsidiaries amounted to RMB1.562 billion for the first half of 2009, representing an increase of RMB61 million from RMB1.501 billion for the same period of last year. The overseas operations contributed an increase of RMB22 million in labor costs, and the remaining increase was attributable to the operations of new generating units.

2.4	Other operating expenses (including purchase of electricity)

Other operating expenses (including purchase of electricity) of the Company and its subsidiaries amounted to RMB3.292 billion for the first half of 2009, representing an increase of RMB544 million from RMB2.748 billion for the first half of 2008. The increase was mainly attributable to the operations of new generating units, the operation of Yingkou Port and the overseas operations, which accounted for increases of RMB75 million, RMB135 million and RMB293 million (including purchase of electricity), respectively.

3.	Financial expenses

Consolidated net financial expenses of the Company and its subsidiaries for the first half of 2009 amounted to RMB2.244 billion, representing an increase of RMB967 million from RMB1.277 billion for the same period of last year. The increase was primarily attributable to: a decrease in exchange gain, which decreased by RMB349 million; the expensing instead of capitalizing interests upon commercial operation of new generating units, which increased by RMB184 million; and additional financing activities due to operating loss in 2008. Net financial expenses for overseas operations increased RMB46 million compared to the same period of last year.

4.	Share of profit of associates

The share of profit of associates of the Company and its subsidiaries for the first half of 2009 was RMB386 million, representing an increase of RMB218 million from RMB168 million for the same period of last year.

5.	Enterprise income tax (“EIT”)

The Company’s domestic operations are subject to the newly enacted PRC tax law which took effect on 1 January 2008. The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 2009 onwards. For the first half of 2009, the Company and its subsidiaries recorded a consolidated EIT expense of RMB55 million, representing a decrease of RMB74 million from RMB129 million for the same period of last year. The decrease in EIT was primarily attributable to the utilization of prior year tax losses.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB1.870 billion for the first half of 2009, representing an increase of 443.94% from a net loss position of RMB544 million for the same period of last year. The increase was mainly attributable to the operation of new generating units, the carryover effect of acquisition of SinoSing Power, the carryover effect of tariff adjustment during the second half of 2008 and the decrease in fuel procurement costs.

7.	Comparison of financial positions

As at 30 June 2009, total assets of the Company and its subsidiaries amounted to RMB175.846 billion, representing an increase of 5.98% from RMB165.918 billion as at 31 December 2008.

As at 30 June 2009, total assets of overseas operations the Company and its subsidiaries amounted to RMB24.188 billion, representing an increase of 1.38% from RMB23.859 billion as at 31 December 2008.

Capital expenditures for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2009 amounted to approximately RMB10.108 billion, which was mainly financed by internal funding, debt financing and cash flows generated from operating activities.

8.	Key financial ratios

Computation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities as at period end / balance of shareholders’ equity (excluding minority interests) as at period end

Current ratio = balance of current assets as at period end/ balance of current liabilities as at period end

Quick ratio = (balance of current assets as at period end - net inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned = (profit before income tax expense + interest expense) / interest expenditure (inclusive of capitalized interest)

	The Company and
	its subsidiaries
	30 June	31 December
Item	2009	2008

Ratio of liabilities and shareholders’ equity	3.37	3.35
Current ratio	0.37	0.38
Quick ratio	0.29	0.28

	For the six	For the six
	months ended	months ended
Item	30 June 2009	30 June 2008

Multiples of interest earned	1.46	0.45

The ratio of liabilities and shareholder’s equity, the current ratio and the quick ratio maintain at similar levels as the beginning of the year.

The multiples of interest earned increased, which was mainly attributable to the increase of net profit for the first half of 2009.

As at 30 June 2009, the Company and its subsidiaries have a negative working capital balance of RMB36.887 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its subsidiaries and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and to secure long-term borrowings required by operations. In addition, the Company continues to make use of its favorable credit rating to minimize interest expenses by drawing short-term borrowings which bear relatively lower interest rates.

II.	Liquidity and Cash Resources

1.	Liquidity

		For the six
	For the six	months ended
	months ended	30 June 2008
	30 June 2009	(Restated)	Change
Item	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	6.385	3.151	102.61
Net cash used in investing activities	(9.971)	(31.540)	(68.39)
Net cash provided by financing activities	4.056	25.720	(84.23)
Exchange gain/(loss)	0.010	(0.093)	(111.54)

Net increase/(decrease) in cash and cash
equivalents	0.480	(2.762)	(117.41)
Cash and cash equivalents as at the beginning
of the period	5.567	7.312	(23.87)

Cash and cash equivalents as at the end
of the period	6.047	4.550	32.90

Net cash provided by operating activities amounted to RMB6.385 billion for the first half of 2009, which was higher than that of the same period of last year mainly due to increase in operating revenue and the decrease in spending on fuel.

Net cash used in investing activities mainly consisted of capital expenditures for projects under construction, which was lower than that of the same period of last year mainly due to the acquisition of SinoSing Power in the first half of 2008, and there was no acquisition of such scale in the current period.

The main financing activities of the Company were repayments of loans and drawdown of new project financing. During the first half of 2009, the Company and its subsidiaries repaid loans of RMB26.330 billion, drawn down new loans of RMB23.957 billion, and issued medium-term notes and short-term bonds of RMB8.920 billion.

As at 30 June 2009, cash and cash equivalents of the Company and its subsidiaries, denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent are RMB4.378 billion, RMB1.658 billion, RMB6 million and RMB6 million, respectively.

2.	Capital expenditures and cash resources

2.1	Capital expenditures for infrastructure construction and renovation projects

Capital expenditures for infrastructure construction and renovation projects for the first half of 2009 amounted to RMB10.108 billion, including RMB148 million for Yuhuan project, RMB219 million for Yingkou expansion project, RMB1,186 million for Haimen project, RMB450 million for Jinggangshan expansion project, RMB1,413 million for Nanjing Jinling expansion project, RMB219 million for Jining expansion project, RMB495 million for Yingkou co-generation project and RMB183 million for Dadi Taihong project. Expenditures on construction for overseas operations and other domestic power plants amounted to RMB140 million and RMB3.925 billion, respectively, and expenditures on renovation amounted to RMB1.730 billion.

The above capital expenditures were sourced mainly from internal funding, debt financing and cash flows provided by operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, bank loans and cash flows provided by operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funding, cash flows from operating activities and debt financing.

Good credit status provides the Company with strong financing capabilities. As at 30 June 2009, the Company and its subsidiaries had undrawn banking facilities of RMB30.797 billion.

On 13 May 2008, the annual general meeting of shareholders approved the Company to issue unsecured short-term bonds up to RMB10 billion in one or multiple tranches in the PRC within 12 months. The Company issued two tranches of unsecured short-term bonds, each in the amount of RMB5 billion and bearing a coupon interest of 4.83% and 1.88%, on 25 July 2008 and 24 February 2009, respectively. These bonds are denominated in RMB, issued at par and have a term of 365 days. Unsecured short-term bonds amounting to RMB5 billion issued in 2008 were repaid in July 2009. The annual effective interest rates of these bonds are 5.25% and 2.29%, respectively.

On 23 December 2008, the fourth extraordinary general meeting of shareholders approved the Company to issue unsecured medium-term notes up to RMB10 billion in one or multiple tranches in the PRC within 12 months. On 14 May 2009, the Company issued the first tranche of RMB4 billion of medium-term notes bearing a coupon rate of 3.72% per annum. These medium-term notes are denominated in RMB, issued at par with a 5-year term. The annual effective interest rate of these medium-term notes is 4.06%.

As at 30 June 2009, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB115.39 billion, including a current portion of approximately RMB44.955 billion. Among these interest-bearing debts, borrowings denominated in U.S. dollar approximated to US$1.588 billion, Singapore dollar approximated to S$2.417 billion, Euro approximated to e53 million and Japanese Yen approximated to JPY476 million. The current portion of foreign currency denominated borrowings were US$105 million, S$2,264 million, e5 million and JPY238 million, respectively. The interest-bearing debts also included approximately RMB2.381 billion of fixed-rate borrowings with an average interest rate of 5.32%, representing 10.45% of the total interest-bearing debts excluding RMB-denominated borrowings, and approximately RMB20.412 billion floating-rate borrowings with an average interest rate of benchmark rate plus 0.93%, representing 89.55% of the total interest-bearing debts excluding RMB-denominated borrowings.

As at 30 June 2009, total interest-bearing debts of overseas operations amounted to approximately RMB14.744 billion, including a current portion of approximately RMB10.672 billion. These interest-bearing debts included borrowings denominated in U.S. dollar of US$490 million and those denominated in Singapore dollar of S$2.417 billion. There is no U.S. dollar denominated borrowings falling due within 1 year, while the current portion of Singapore dollar denominated borrowings amounted to S$2.264 billion. The total interest-bearing debts of overseas operations were all floating-rate borrowings with an average interest rate of benchmark rate plus 0.92%.

The long-term loans of the Company and its subsidiaries mainly comprised fixed-rate loans (with annual interest rates ranging from 2.00% to 7.56%). As at 30 June 2009, in accordance with original loan agreements, long-term floating-rate loans of the Company and its subsidiaries included balances of US$1.315 billion (with interest rates ranging from libor+0.075% to libor+1.25%), S$154 million (with interest rates of sibor+1.25%; DBS prime rate), and JPY476 million (with interest rate of libor+0.30%).

All the long-term borrowings for overseas operations are floating-rate borrowings. As at 30 June 2009, in accordance with original loan agreements, long-term floating-rate borrowings for overseas operations included balances of US$490 million (with interest rate of libor+1.25%) and S$154 million (with interest rate of sibor+1.25%; DBS prime rate).

2.3	Other financing requirements

The objective of the Company is to bring sustainable and stable returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 18 June 2009, the Company declared a cash dividend of RMB0.10 per ordinary share, with total dividends amounting to approximately RMB1.206 billion as approved by the 2008 annual general meeting of the shareholders. In the first half of 2009, the Company has already paid dividend of approximately RMB342 million.

2.4	Maturity of long-term loans

			Unit: RMB in billion

	within	1 ~ 2	2 ~ 3	3 ~ 4	4 ~ 5
Project	1 year	years	years	years	years

Planned repayments of loan principals	10.1	4.4	11.7	8.0	9.5

III.	Performance and Prospects of Significant Investments

On 22 April, 2003, the Company paid RMB2.39 billion to acquire 25% equity interest in Shenzhen Energy Group. This investment brought the Company a profit of RMB166 million for the first half of 2009 under the International Financial Reporting Standards (“IFRS”). In December 2007, the Company acquired 200 million shares of Shenzhen Energy, the subsidiary of Shenzhen Energy Group. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares. Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold directly a total of 25.01% equity interest in Shenzhen Energy. The Company expects this investment will provide reasonable returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted in an decrease of the Company’s equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB78 million for the first half year of 2009 under IFRS. The Company expects this investment will provide reasonable returns to the Company in the future.

IV.	Remuneration Policies

As at 30 June 2009, the Company and its subsidiaries had 27,887 employees. During this reporting period, there was no significant change as to remuneration policies and training programs of the Company and its subsidiaries from prior year.

V.	Guarantees on Loans and restricted assets

As at 30 June 2009, the Company provided guarantees for the long-term bank borrowings of SinoSing Power, a wholly-owned subsidiary of the Company, which amounted to approximately RMB4.038 billion.

SinoSing Power borrowed a bridge loan in the first half of 2008 pledged against its equity ownership in Tuas Power. As at 30 June 2009, the balance of the loan was approximately RMB10.601 billion while the carrying value of the pledged equity interest was approximately RMB19.835 billion.

As at 30 June 2009, the Company and its subsidiaries secured short-term loans of RMB202 million from discounting notes receivable.

As at 30 June 2009, restricted bank deposits amounted to RMB209 million, which mainly comprised deposits for letters of credit.

The Company had no contingent liabilities as at 30 June 2009.

VI.	Risk factors

During the first half of 2009, under the macro economic control policy of “promoting domestic demand, maintaining growth and optimizing economic structure”, China’s GDP growth rate reached 7.1%, indicating that the national economy begins to recover steadily. However, with international economic trends remaining uncertain and given a continuously severe external environment of China’s economic development, the Company is still facing many difficulties and challenges in its operations. The operation risks of the Company and the measures to deal with them mainly focus on the following aspects:

As regards power market, China’s economy experienced serious challenges amid a world-wide financial crisis during the first half of 2009. Power demand has decreased and the growth of power generation nationwide turned negative. However, with the implementation of a series of industry reviving plans and measures intended to ensure growth, expand domestic consumption and adjust economic structure, China’s economy has shown signs of recovery, including a restoration to positive growth of nationwide power generation in June. However, such growth is not well based and the growth trend for the second half of this year remains uncertain. Market competition is expected to intensify following the continued increase in power supply and a reduction in power utilization hours caused by the operation of newly added generating units. In addition, the Company will be subject to stricter standards in future development projects due to the implementation of government policies on energy saving and environment protection, restructuring of energy structure, and strong advocation to clean energy and renewable energy developments in the PRC. In response to new market circumstances, the Company will strengthen research and application of government policies on energy saving and emissions reduction as well as related generation and dispatch practices, and on direct power purchase by large power users, and will timely adjust its marketing strategy. The Company will also pursue market expansion, enhance marketing efforts, improve management skills, increase equipment reliability, and take full advantages of the efficiency, energy saving and environmental protection of its generating units to improve profitability and market competitiveness. The Company will also increase the investments in clean energy and renewable energy developments, and will further consolidate and strengthen the Company’s competitive advantages.

As regards coal market, the overall trend of coal supply in the second half of 2009 will be subject to potential risks of supply shortage. Since key coal contracts have not been signed yet, coal prices remain high and the coal supply market is subject to significant uncertainties and instabilities, which will create new challenges to coal supply and pricing. Under such circumstance, the Company will strengthen the overall control capabilities, and will actively seek the support of state policies to improve overall profitability. Based on changes in the market, the Company will also: refine procurement strategy and streamline purchase structure; continue to strengthen cooperation with large state-owned coal companies so as to expand principal channels of coal supply; exploit its advantages in both the domestic and overseas markets and resources and enhance coal import; partner with coal suppliers to develop coal-exploration and extraction projects and explore new ways of acquiring coal resources, striving to control fuel costs.

As regards energy saving and environment protection compliance requirements, should the PRC government issue amended requirements on energy saving and environment protection and impose higher charges on waste and pollutants emissions, this will increase the Company’s production costs and capital expenditures. The Company always strictly complies with the government policies and regulations on energy saving and environment protection. It applies advanced technologies; develops advanced, large-capacity and high-efficiency coal-fired generating units; and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutants emissions and to control costs on energy saving and environmental protection.

As regards financial risks, the Company runs a capital-intensive power operation, and as such its assets and liabilities are relatively substantial. The Company is exposed to interest rate and exchange rate risks arising from any adjustments of the state’s monetary policies, changes in the domestic financial market and volatility of the international financial market.

i)	Interest rate risk

RMB-denominated debts account for a majority of the Company’s debts. The change of benchmark lending interest rates will directly affect the Company’s borrowing costs. Currently, the chance of having an upward movement of RMB interest rates is low, and the management does not expect this to have a material adverse impact on its recent finance costs. Overseas debts were principally denominated in U.S. dollar and mostly were at floating interest rates. Low interest rates are predicted to remain for some time, hence the management does not expect this to have a material adverse impact on its recent finance costs.

ii)	Exchange rate risk

A portion of the borrowings of the Company denominated in U.S. dollar, Euro and Japanese Yen are yet to mature, thus fluctuations in foreign exchange rates will result in exchange gain or loss. As the proportion of foreign currency denominated borrowings of the Company remains low, the management does not expect any material adverse impact caused by recent fluctuations of exchange rates.

Some exchange fluctuation is expected between Singapore dollar and U.S. dollar. Tuas Power has entered forward exchange contracts to hedge against its exposure to potential exchange risks. For the first half of 2009, the pre-tax impact on above hedging instruments contributed to an increase in equity of the Company and its subsidiaries of approximately RMB37 million and an increase in net profit of approximately RMB47 million.

The Company will mitigate interest rate risks through strengthening capital management, effectively utilizing capital and expanding funding channels. The Company will keep close watch on the fluctuations of the foreign exchange market. The Company is confident about leveraging its advantages to further enhance the identification, analysis, reporting and related control mechanisms of financial risks, proactively reacting to changes in money and currency markets, and controlling interest rate risks and exchange rate risks.

SHARE CAPITAL STRUCTURE

As at 30 June 2009, total issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital of the Company, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, China Huaneng Group (“Huaneng Group”) through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company, while Huaneng Group held 1,055,124,549 shares, representing 8.75% of the total issued share capital of the Company. Other domestic shareholders held a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2009.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten Shareholders of the Company as at 30 June 2009:

		Percentage of
		shareholding
		in total
	Total	issued shares
Name of Shareholders	Shareholdings	(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group*	1,075,124,549	8.92
Hebei Provincial Construction Investment Company	603,000,000	5.00
Jiangsu Provincial Investment & Management Limited
Liability Company	416,500,000	3.45
Fujian Investment Enterprise Holdings Limited	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company	301,500,000	2.50
Barclays PLC	247,781,008	2.06
Horizon Asset Management, Inc.	141,007,760	1.17
Nantong Investment & Management Limited Company	88,905,526	0.74

*	Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, holds 20,000,000 H Shares of the Company.

As at 30 June 2009, so far as the directors, chief executive officer and supervisors of the Company are aware, each of the following persons, not being a director, chief executive officer or supervisor of the Company, had an interest in the Company’s shares which is required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (“SFO”):

Shares held/Approximate shareholding percentage

				Approximate	Approximate	Approximate
				percentage of	percentage of	percentage of
				shareholding in	shareholding in	shareholding in
		Number of		the Company’s	the Company’s	the Company’s
	Class of	shares held		total issued	total issued	total issued
Name of shareholder	shares	(shares)	Capacity	share capital	domestic shares	H shares

Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	―

China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	―

	H Shares	20,000,000(L)	Beneficial owner	0.17%(L)	―	0.65%(L)

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.70%(L)	―

Barclays PLC	H Shares	247,781,008(L)	Interest of controlled corporations	2.06%(L)	―	8.11%(L)
		2,618,000(S)	Interest of controlled corporations	0.02%(S)	―	0.09%(S)

JPMorgan Chase & Co.	H Shares	26,863,850(L)	Beneficial owner	0.22%(L)	―	0.88%(L)
		11,000,000(S)		0.09%(S)	―	0.36%(S)
		1,182,000(L)	Investment Manager	0.01%(L)	―	0.04%(L)
		800,000(S)		0.007%(S)	―	0.03%(S)
		126,808,400(P)	Custodian	1.05%(P)	―	4.15%(P)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes lending pool.

#
As at 30 June 2009, China Huaneng Group holds 51.98% equity interests in HIPDC. Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, holds 20,000,000 H Shares of the Company.

Save as disclosed above and so far as the directors, chief executive officer and supervisors of the Company are aware, as at 30 June 2009, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

PUBLIC FLOAT

As at the date of this interim report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2009.

As at 30 June 2009, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2009.

MAJOR EVENTS

On 21 April 2009, the Company entered into the Yangliuqing Co-generation Equity Interest Transfer Agreement and Beijing Co-generation Equity Interest Transfer Agreement with Huaneng Group and HIPDC, respectively. According to the Transfer Agreements, the Company acquired from Huaneng Group a 55% equity interest in the registered capital of Yangliuqing Co-generation in consideration of RMB1,076 million, and from HIPDC a 41% equity interest in the registered capital of Beijing Co-generation in consideration of RMB1,272 million.

Such proposal was approved by way of resolution at the fifth meeting of the sixth session of the Board of Directors of the Company held on 21 April 2009. The transfers were also approved by the shareholders of the Company at the general meeting on 18 June 2009. The transfers are still pending approval by the State-owned Assets Supervision and Administration Commission of the PRC.

Upon completion, the acquisition will enlarge the Company’s operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company’s position as one of the largest independent power companies in the PRC. The Company’s total generation capacity on an equity basis will increase by 1,006.45 MW.

CORPORATE GOVERNANCE

The Company has been consistently stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high-quality corporate governance on an ongoing basis. The Company insists on adopting the principle of “maximizing the benefits of the Company and of all shareholders” as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(A)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has pursuant to the development needs formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee. Concurrently based on the regulations on places where the Company’s shares are listed, the Board has made various proposals at Shareholders’ Meetings of the Company for amending the Articles of Association and obtained the approvals, thereby satisfying the regulatory requirements of the places where the Company’s shares are listed. The Company’s operation becomes more regulated. For the first half of 2009, the Company has complied with the relevant requirement prescribed in Appendix 14 <Code on Corporate Governance Practices> of the Hong Kong Listing Rules.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, securities representatives and responsible persons of each functional departments, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The answers shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated a comprehensive plan to enhance internal control, in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past six years, the Company has established an internal control strategic plan and highlighted the targets for internal control: i.e. to reasonably ensure that the operation and management of the Company are legal and regulated; assets are safe, financial reports and relevant information are true and complete; and the operation efficiency and efficacy are improved, thereby improving the Company’s development capability, competitive edges and risk resistance ability. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for both the corporate level and the power plants level. Based on the COSO control framework, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has organised various self-assessments on internal control, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

Based on a comprehensive assessment, the management believes that the improvement work to the Company’s internal control system and procedure is effective and has effectively enhanced efficiency regarding the internal control over financial reporting.

On 3 April 2007, the external auditors formally issued the auditor’s report with unqualified opinions on the Company’s internal control over financial reporting for 2006. The Company was among the first batch of the US listed PRC enterprises which had satisfied with the requirement under section 404 of the Sarbanes-Oxley Act. Up to now, the Company has been implementing the internal control work in different stages and procedures for establishing a long-term internal control system. On 25 March 2008 and 31 March 2009, the external auditors issued respective reports with unqualified opinions to the Company’s internal control over financial reporting for years 2007 and 2008.

4.
In regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of the Income and Expenditure of the Funds and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above systems ensures an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality, and hence establishes a good overall image for the Company in both the domestic and international capital markets.

(B)	Securities Transactions by Directors

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant governing clauses on securities transactions by directors imposed by the regulatory authorities of the U.S., Hong Kong and China and we insist on the principle of complying with the strictest clause, that is, implementing the strictest clause among three places. We have adopted a set of standards not lower than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company. The Company also formulated and implemented the Management Rules for holding securities in the Company by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The general principles for the trading of shares by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting insider trading by the informed personnel with insider; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors, supervisors and senior management personnel do not hold any shares in the Company and there was no material contract in which the directors directly or indirectly had material interests.

(C)	Board of Directors

The Company’s Board of Directors comprised 15 members. Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Fan Xiaxia (Vice President); other Non-executive Directors are: Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

The Board of Directors of the Company has held three meetings during this reporting period and passed the resolutions regarding the Work Report of the President of the Company for 2008, Work Report of the Board of Directors of the Company for 2008, Proposal regarding the provision on asset impairment and loss in asset disposal and financial depreciation of the Company, Financial Report of the Company for 2008, Proposal of Profit Distribution for 2008, Proposal to engage the Auditors of the Company for 2009, Self-Assessment Report on Internal Control of the Company by the Board of Directors, Social Responsibility Report of Huaneng Power International, Inc. for 2008, Proposal to amend the Company's Articles of Association, Proposal to amend the Management Rules for holding securities in the Company by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc., Work Procedures on Annual Report of the Audit Committee of Huaneng Power International, Inc., Annual Report of the Company for 2008 and its summary, Proposal to issue Short-term Debenture, Proposal regarding the interest risk management policy on US borrowings from The Export-Import Bank of China, Proposal regarding the payment of compensation by Huaneng Nanjing Jinling Power Limited Company to China Huaneng Group Chengdu Coal-fired Power Plant Sub-Company pursuant to the policy of closing down smaller coal-fired generation units and replacing the same with larger units, Proposal regarding the acquisition of the equity interest in Huaneng Qidong Wind Power Generation Co. Ltd., Proposal regarding the convening of the 2008 Annual General Meeting, First Quarterly Results of the Company for 2009, First Quarterly Report of 2009, Proposal regarding the acquisition of the equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company, Proposal regarding the acquisition of the equity interest in Huaneng Beijing Co-generation Limited Liability Company, the relevant announcement on related party transaction of Huaneng Power International, Inc. with Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and Huaneng Beijing Co-generation Limited Liability Company, Proposal regarding the establishment of Huaneng Yingkou Co-generation Limited Liability Company, the Half-year Financial Results of the Company for 2009, Proposal regarding the provision of finance guarantee to Tuas Power by the Company, Proposal to amend the Measure on Information Disclosure Management, and Proposal to amend the Measure on Investors’ Relation, the Interim Report of 2009 and its summary.

Details of the attendance of directors at the board meetings are as follows:

	Number of	Number of	Number of
	meetings	meetings	meetings	Rate of
	to be	attended	attended	Attendance
Name	attended	in person	by proxy	in person (%)

Executive Directors
Cao Peixi	3	2	1	67%
				(Attendance by
				proxy rate: 33%)
Liu Guoyue	3	3	0	100%
Fan Xiaxia	3	1	2	33%
				(Attendance by
				proxy rate: 67%)

Non-executive Directors
Huang Long	3	3	0	100%
Wu Dawei	3	2	1	67%
				(Attendance by
				proxy rate: 33%)
Huang Jian	3	2	1	67%
				(Attendance by
				proxy rate: 33%)
Shan Qunying	3	1	2	33%
				(Attendance by
				proxy rate: 67%)
Xu Zujian	3	1	2	33%
				(Attendance by
				proxy rate: 67%)
Huang Mingyuan	3	3	0	100%
Liu Shuyuan	3	1	2	33%
				(Attendance by
				proxy rate: 67%)
Independent Non-executive Directors
Liu Jipeng	3	2	1	67%
				(Attendance by
				proxy rate: 33%)
Yu Ning	3	2	1	67%
				(Attendance by
				proxy rate: 33%)
Shao Shiwei	3	3	0	100%
Zheng Jianchao	3	0	3	0%
				(Attendance by
				proxy rate: 100%)
Wu Liansheng	3	3	0	100%

As stated in the Corporate Governance Report of 2008, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Directors of the Company have submitted their annual confirmation letters of 2008 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and terms and conditions of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; (5) to study issues regarding the power market reforms and power sales and marketing; and (6) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(D)	Chairman and President

The Board of the Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as what has been disclosed in the Corporate Governance Report of 2008.

(E)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the provisions of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	2008.5.13 - 2011.5
Wu Dawei	2008.5.13 - 2011.5
Huang Jian	2008.8.27 - 2011.5
Shan Qunying	2008.5.13 - 2011.5
Xu Zujian	2008.5.13 - 2011.5
Huang Mingyuan	2008.5.13 - 2011.5
Liu Shuyuan	2008.5.13 - 2011.5

(F)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As the Executive Directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and determined in accordance with the Company’s internal pay scale. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors.

The Executive Directors have entered into the directors service contracts in compliance with requirements of the Hong Kong Stock Exchange.

Members of the Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors comprised seven directors, namely, Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors; Mr. Liu Jipeng acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee has properly followed the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board held a meeting on 30 March 2009, at which the report of aggregate wage expenses was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Members who
		Members who	attended
		attended the	the meeting
Name of meeting	Date of meeting	meeting in person	by proxy

First meeting of	2009.3.30	Mr. Liu Jipeng,	Mr. Xu Zujian,
the Remuneration		Mr. Liu Guoyue,	Mr. Liu Shuyuan,
and Appraisal Committee of		Mr. Shao Shiwei,	Mr. Zheng Jianchao
the Sixth Session of		Mr. Wu Liansheng
the Board in 2009

(G)	Nomination of Directors

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a broad basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors is mainly made by the major shareholder. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board. The President of the Company as appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board.

Members of the Nomination Committee of the Sixth Session of the Board were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member of the Nomination Committee.

(H)	Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the Company for 2009.

(I)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for:

(1)	proposing to appoint or change external auditing organizations;

(2)	examining and supervising the Company’s internal audit system and its implementation;

(3)	communication between internal auditing and external auditing;

(4)	auditing the Company’s financial information and its disclosure; and

(5)	any other matters required by the Company’s Board.

The responsibilities as stated above are the same as those stated in the Corporate Governance Report of 2008.

Members of the Audit Committee of the Sixth Session of the Board comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member of the Audit Committee.

During the reporting period, the Audit Committee held four meetings. Pursuant to the duties of the Audit Committee, the Audit Committee communicated with the Company’s legal counsels, external auditors, management and the relevant departments in respect of the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed regarding the status of anti-fraud, staff appointment, internal auditing of the Company, implementation and execution of internal control mechanism and audit work carried out by external auditors. The Audit Committee has rendered their views and opinions and made certain proposals therein. The meetings discussed and examined the working report of the Audit Department for 2008, the working plan and budget for auditing for 2009, the 2008 self-assessment on internal control of the Company, the 2008 financial report, the 2009 budget report, the 2008 profit distribution proposal, the appointment of external auditors for 2009, and the financial report for the first quarter of 2009. The Audit Committee submitted to the Board of Directors a work report for the past year and examination reports made at relevant meetings.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

		Members who	Members who
		attended	attended
		the meeting	the meeting
Name of meeting	Date of meeting	in person	by proxy

First meeting of the Audit	2009.2.6	Mr. Wu Liansheng,	Mr. Liu Jipeng,
Committee of the Sixth		Mr. Yu Ning,	Mr. Zheng Jianchao
Session of the Board		Mr. Shao Shiwei
in 2009

Second meeting of	2009.3.30	Mr. Wu Liansheng,	Mr. Zheng Jianchao
the Audit Committee		Mr. Liu Jipeng,
of the Sixth Session		Mr. Yu Ning,
of the Board in 2009		Mr. Shao Shiwei

Third meeting of	2009.4.20	Mr. Wu Liansheng,	Mr. Zheng Jianchao
the Audit Committee of		Mr. Liu Jipeng,
the Sixth Session of		Mr. Yu Ning,
the Board in 2009		Mr. Shao Shiwei

Fourth meeting of the	2009.8.10	Mr. Wu Liansheng,	Mr. Liu Jipeng,
Audit Committee of		Mr. Yu Ning,	Mr. Zheng Jianchao
the Sixth Session of		Mr. Shao Shiwei
the Board in 2009

(J)	Responsibility statement by the directors in relation to the financial statements

The Directors confirm that they shall assume the relevant responsibility in relation to the preparation of the responsibility statements of the Company and ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards. The Directors also warrant that the financial statements of the Company will be published in a timely manner.

(K)	Shares held by senior management

As at 30 June 2009, none of the senior management of the Company holds shares in the Company.

(L)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Strategy Committee of the Sixth Session of the Board comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao. Mr. Huang Long acted as Chief Member of the Strategy Committee.

On 20 May 2009, the Strategy Committee considered and passed the Report on the Risks Classification and Prevention Measures of the Company for 2009, which was reviewed and passed by the Audit Committee of the Company on 10 August 2009.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2009 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2009, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The interim report for 2009 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2009 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion, 2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number:	(8610) 6649 1999
Fax Number:	(8610) 6649 1860
Postal code:	100031

Hong Kong	Rikes Hill & Knowlton Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Telephone No:	(852) 2520 2201
Fax No:	(852) 2520 2241

Websites of the Company	http://www.hpi.com.cn
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 August 2009

Condensed Consolidated Interim Balance Sheet (Unaudited)

As at 30 June 2009
(Amounts expressed in thousands of RMB)
		As at	As at
		30 June	31 December
	Note	2009	2008

ASSETS
Non-current assets
Property, plant and equipment	5	124,152,732	116,737,198
Investments in associates		9,023,745	8,758,235
Available-for-sale financial assets		2,628,089	1,524,016
Land use rights		2,855,934	2,895,359
Power generation license	6	3,780,548	3,811,906
Deferred income tax assets		240,537	316,699
Derivative financial assets		8,203	―
Goodwill		11,021,097	11,108,096
Other non-current assets		646,408	748,072

Total non-current assets		154,357,293	145,899,581

Current assets
Inventories		4,402,123	5,169,847
Other receivables and assets	7	2,665,919	1,099,720
Accounts receivable	8	7,802,852	7,794,500
Prepaid taxes		153,431	172,758
Derivative financial assets		208,113	15,479
Bank balances and cash	19	6,256,108	5,765,873

Total current assets		21,488,546	20,018,177

Total assets		175,845,839	165,917,758

		As at	As at
		30 June	31 December
	Note	2009	2008

EQUITY AND LIABILITIES
Capital and reserves attributable
to equity holders of the Company
Share capital		12,055,383	12,055,383
Capital surplus		10,083,563	8,642,617
Surplus reserves		6,096,100	6,096,100
Currency translation differences		(556,702)	(534,433)
Retained earnings
Proposed dividend	9	―	1,205,538
Others		11,234,397	9,364,115

		38,912,741	36,829,320

Minority interests		5,785,285	5,730,633

Total equity		44,698,026	42,559,953

Non-current liabilities
Long-term loans	10	56,649,637	59,027,181
Long-term bonds	11	13,785,194	9,834,688
Deferred income tax liabilities		1,674,296	1,371,572
Derivative financial liabilities		2,075	17,242
Other non-current liabilities		660,891	620,922

Total non-current liabilities		72,772,093	70,871,605

		As at	As at
		30 June	31 December
	Note	2009	2008

Current liabilities
Accounts payable and other liabilities	12	12,237,092	10,867,480
Taxes payables		87,485	420,464
Dividends payable		920,734	56,734
Salary and welfare payables		265,817	212,236
Derivative financial liabilities		29,689	542,442
Short-term bonds	13	10,246,233	5,095,936
Short-term loans	14	24,514,835	28,745,488
Current portion of long-term loans	10	10,073,835	6,545,420

Total current liabilities		58,375,720	52,486,200

Total liabilities		131,147,813	123,357,805

Total equity and liabilities		175,845,839	165,917,758

The notes on pages 43 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

For the six months ended 30 June 2009
(Amounts expressed in thousands of RMB, except per share data)
		For the six months
		ended 30 June
	Note	2009	2008

Operating revenue	4	33,609,727	30,815,842
Sales tax		(79,006)	(58,678)

Operating expenses
Fuel		(20,035,830)	(21,418,454)
Maintenance		(764,821)	(865,114)
Depreciation		(4,101,086)	(3,744,362)
Labor		(1,561,956)	(1,500,666)
Service fees on transmission and
transformer facilities of HIPDC		(70,386)	―
Purchase of electricity		(1,553,600)	(1,077,509)
Others		(1,738,875)	(1,670,509)

Total operating expenses		(29,826,554)	(30,276,614)

Profit from operations		3,704,167	480,550

Interest income		35,193	38,481

Financial expenses, net
Interest expense		(2,238,470)	(1,633,865)
Exchange gain and bank charges, net		(5,822)	356,671

Total financial expenses, net		(2,244,292)	(1,277,194)

Share of profits of associates		385,642	168,214
Loss from fair value change		(32,498)	(103,980)

Profit / (Loss) before income tax expense	16	1,848,212	(693,929)
Income tax expense	17	(54,531)	(129,038)

Profit / (Loss) for the period		1,793,681	(822,967)

Other comprehensive income/(loss), net of tax
Available-for-sale financial asset
fair value changes for the period		828,055	(623,295)
Proportionate share of other comprehensive income of
investee measured using the equity method of accounting		6,520	(603)
Cash flow hedges		606,371	326,218
Currency translation differences		(22,556)	(159,862)

Other comprehensive income / (loss)
for the period, net of tax		1,418,390	(457,542)

Total comprehensive income / (loss) for the period		3,212,071	(1,280,509)

		For the six months
		ended 30 June
	Note	2009	2008

Profit / (Loss) attributable to:
– Equity holders of the Company		1,870,377	(543,808)
– Minority interests		(76,696)	(279,159)

		1,793,681	(822,967)

Total comprehensive income / (loss) attributable to:
– Equity holders of the Company		3,289,054	(1,001,094)
– Minority interests		(76,983)	(279,415)

		3,212,071	(1,280,509)

Dividends paid	9	341,633	3,570,334

Earnings / (Loss) per share for profit / (loss)
attributable to the equity holders of the Company,
expressed in RMB per share
– Basic and diluted	18	0.16	(0.05)

The notes on pages 43 to 65  are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

For the six months ended 30 June 2009
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Minority interests	Total equity
								Currency
	Share			Capital			Surplus	translation	Retained
	capital			surplus			reserves	differences	earnings	Total
				Available-for-
				sale financial
				asset	Other
		Share	Hedging	revaluation	capital
		premium	reserve	reserve	reserve	Subtotal

Balance as at 1 January 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the six months ended
30 June 2009	―	―	―	―	―	―	―	―	1,870,377	1,870,377	(76,696)	1,793,681
Other comprehensive income:
Fair value changes from available-
for-sale financial asset, net of tax	―	―	―	828,055	―	828,055	―	―	―	828,055	―	828,055
Proportionate share of other
comprehensive income of
investee measured using the
equity method of accounting,
net of tax	―	―	―	6,520	―	6,520	―	―	―	6,520	―	6,520
Changes in fair value of
effective portion of cash
flow hedges, net of tax	―	―	476,261	―	―	476,261	―	―	―	476,261	―	476,261
Cash flow hedges recorded
in shareholders’ equity
reclassified to profit and
loss, net of tax	―	―	130,110	―	―	130,110	―	―	―	130,110	―	130,110
Currency translation differences	―	―	―	―	―	―	―	(22,269)	―	(22,269)	(287)	(22,556)

Total comprehensive income
for the period ended 30 June 2009	―	―	606,371	834,575	―	1,440,946	―	(22,269)	1,870,377	3,289,054	(76,983)	3,212,071
Acquisition of a subsidiary	―	―	―	―	―	―	―	―	―	―	27,615	27,615
Dividends relating to 2008 (Note 9)	―	―	―	―	―	―	―	―	(1,205,633)	(1,205,633)	(65,980)	(1,271,613)
Capital injection from a minority
shareholder of a subsidiary	―	―	―	―	―	―	―	―	―	―	170,000	170,000

Balance as at 30 June 2009	12,055,383	8,506,769	129,770	948,732	498,292	10,083,563	6,096,100	(556,702)	11,234,397	38,912,741	5,785,285	44,698,026

	Attributable to equity holders of the Company										Minority interests	Total equity
								Currency
	Share			Capital			Surplus	translation	Retained
	capital			surplus			reserves	differences	earnings	Total
				Available-for-
				sale financial
				asset	Other
		Share	Hedging	revaluation	capital
		premium	reserve	reserve	reserve	Subtotal

Balance as at 1 January 2008	12,055,383	8,506,769	―	1,674,449	482,204	10,663,422	6,096,100	―	18,113,675	46,928,580	5,151,062	52,079,642
Loss for the six months ended 30 June 2008	―	―	―	―	―	―	―	―	(543,808)	(543,808)	(279,159)	(822,967)
Other comprehensive loss:
Fair value changes from available-for-sale
financial asset, net of tax	―	―	―	(623,295)	―	(623,295)	―	―	―	(623,295)	―	(623,295)
Proportionate share of other
comprehensive income of
investee measured using the
equity method of accounting,
net of tax	―	―	―	(603)	―	(603)	―	―	―	(603)	―	(603)
Changes in fair value of effective
portion of cash flow hedges,
net of tax	―	―	499,010	―	―	499,010	―	―	―	499,010	―	499,010
Cash flow hedges recorded in
shareholders’ equity reclassified
to profit and loss, net of tax	―	―	(172,792)	―	―	(172,792)	―	―	―	(172,792)	―	(172,792)
Currency translation differences	―	―	―	―	―	―	―	(159,606)	―	(159,606)	(256)	(159,862)

Total comprehensive loss for
the period ended 30 June 2008	―	―	326,218	(623,898)	―	(297,680)	―	(159,606)	(543,808)	(1,001,094)	(279,415)	(1,280,509)
Acquisitions of subsidiaries	―	―	―	―	―	―	―	―	―	―	35,047	35,047
Dividends relating to 2007 (Note 9)	―	―	―	―	―	―	―	―	(3,606,334)	(3,606,334)	(100,432)	(3,706,766)
Capital injection from a minority
shareholder of a subsidiary	―	―	―	―	―	―	―	―	―	―	4,170	4,170

Balance as at 30 June 2008	12,055,383	8,506,769	326,218	1,050,551	482,204	10,365,742	6,096,100	(159,606)	13,963,533	42,321,152	4,810,432	47,131,584

Condensed Consolidated Interim
Statement of Cash Flow (Unaudited)

For the six months ended 30 June 2009
(Amounts expressed in thousands of RMB)

		For the six months
		ended 30 June
	Note	2009	2008
			Restated

Net cash provided by operating activities		6,385,193	3,151,421
Net cash used in investing activities	19	(9,971,115)	(31,540,448)
Net cash provided by financing activities	19	4,056,073	25,719,680
Exchange gain/(loss)		10,676	(92,524)

Net increase / (decrease) in cash and cash equivalents		480,827	(2,761,871)

Cash and cash equivalents as at beginning of the period		5,566,625	7,312,265

Cash and cash equivalents as at end of the period	19	6,047,452	4,550,394

The notes on pages 43 to 65 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

For the six months ended 30 June 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

This unaudited condensed consolidated interim financial information was approved for issue on 11 August 2009.

2.	BASIS OF PREPARATION

This unaudited condensed interim consolidated financial information for the six months ended 30 June 2009 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (the “IASB”).

As at and for the six months ended 30 June 2009, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2009, the Company and its subsidiaries have a negative working capital balance of approximately RMB36.9 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2008 described in those annual financial statements.

The following new standards and amendments to standards are mandatory for the first time to the financial year beginning 1 January 2009.

●
IAS 1 (revised), ÔPresentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. Ônon-owner changes in equity’) in the consolidated statement of changes in equity, requiring Ônon-owner changes in equity’ to be presented separately from owner changes in equity. All Ônon-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company and its subsidiaries elected to present one performance statement and the unaudited condensed interim consolidated financial information has been prepared under the revised disclosure requirements.

●
Amendments to IFRS 1 and IAS 27, ÔCost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries apply this amendment prospectively from 1 January 2009 in their separate financial statements.

●
IFRS 8, ÔOperating segments’. IFRS 8 replaces IAS 14 ÔSegment reporting’ and requires a Ômanagement approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in “all other segments”.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that makes strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

3.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

The following new standards and amendments to standards are mandatory for the first time to the financial year beginning 1 January 2009. (Cont’d)

●
Amendment to IFRS 7, ÔFinancial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Company and its subsidiaries will make additional relevant disclosures in its financial statements ending 31 December 2009.

●
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the unaudited condensed consolidated interim statement of comprehensive income in the current period and restated prior period comparative accordingly.

4.	REVENUE AND SEGMENT INFORMATION

The principal operations of the Company and its subsidiaries are mainly sales of power and heat and port service. Revenues recognized during the period are as follows:

	For the six months
	ended 30 June
	2009	2008

Revenue from principal operations	33,396,311	30,737,116
Sales of fuel	123,926	6,180
Sales of steam	30,435	23,715
Others	59,055	48,831

Total	33,609,727	30,815,842

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company include power segment and all other segments (port operations).

Senior management evaluates power business on a geographic basis (the PRC and Singapore).

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)
(Under PRC GAAP)

			All other
	Power segment		segments	Total
	PRC	Singapore

For the six months ended 30 June 2009
Total revenue	28,811,937	4,672,432	212,251	33,696,620
Inter-segment revenue	―	―	(86,893)	(86,893)

Revenue from external customers	28,811,937	4,672,432	125,358	33,609,727

Segment results	1,570,961	399,834	7,918	1,978,713

Interest income	30,859	3,729	605	35,193
Interest expense	(1,961,463)	(176,344)	(21,050)	(2,158,857)
Depreciation and amortization	(3,802,860)	(247,320)	(22,992)	(4,073,172)
Net gain on disposal of property,
plant and equipment	13,994	―	―	13,994
Share of profits of associates	345,425	―	―	345,425
Income tax expense	(33,290)	(42,781)	(1,682)	(77,753)

For the six months ended 30 June 2008
Total revenue	27,049,502	3,741,034	―	30,790,536
Inter-segment revenue	―	―	―	―

Revenue from external customers	27,049,502	3,741,034	―	30,790,536

Segment results	(890,754)	144,268	―	(746,486)

Interest income	33,483	4,998	―	38,481
Interest expense	(1,457,850)	(115,264)	―	(1,573,114)
Depreciation and amortization	(3,546,210)	(148,527)	―	(3,694,737)
Net gain on disposal of property,
plant and equipment	22	1	―	23
Share of profits of associates	166,779	―	―	166,779
Income tax expense	(103,984)	(40,176)	―	(144,160)

30 June 2009
Segment assets	145,518,311	24,184,722	1,540,186	171,243,219

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	11,935,586	153,837	1,654	12,091,077
Investments in associates	8,135,379	―	―	8,135,379
Segment liabilities	(106,494,434)	(15,904,821)	(822,012)	(123,221,267)

31 December 2008
Segment assets	136,478,010	23,855,493	1,462,563	161,796,066

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	27,860,584	22,516,697	1,440,471	51,817,752
Investments in associates	7,916,751	―	―	7,916,751
Segment liabilities	(98,700,218)	(16,685,978)	(743,517)	(116,129,713)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months
	ended 30 June
	2009	2008

Revenue from external customers	33,609,727	30,790,536
Reconciling item:
Impact of IFRS adjustment*	―	25,306

Operating revenue per consolidated statement of comprehensive income	33,609,727	30,815,842

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the six months
	ended 30 June
	2009	2008

Segment results	1,978,713	(746,486)
Reconciling items:
(Loss) / Profit related to the headquarters	(20,692)	179,428
Investment income from China HuanengÊFinance Co., Ltd.
(“Huaneng Finance”)	48,697	10,581
Impact of IFRS adjustments*	(158,506)	(137,452)

Profit / (Loss) before income tax expense per consolidated statement of
comprehensive income	1,848,212	(693,929)

Reportable segments’ assets are reconciled to total assets as follows:

	As at	As at
	30 June	31 December
	2009	2008

Total segment assets	171,243,219	161,796,066
Reconciling items:
Investment in Huaneng Finance	618,486	563,269
Deferred income tax assets	296,961	384,475
Available-for-sale financial assets	2,628,089	1,524,016
Prepaid income tax	153,431	172,758
Corporate assets	146,647	147,075
Impact of IFRS adjustments*	759,006	1,330,099

Total assets per consolidated balance sheet	175,845,839	165,917,758

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:
	As at	As at
	30 June	31 December
	2009	2008

Total segment liabilities	(123,221,267)	(116,129,713)

Reconciling items:
Current income tax liabilities	(41,929)	(21,357)
Deferred income tax liabilities	(1,405,617)	(1,091,023)
Corporate liabilities	(6,572,008)	(5,772,768)
Impact of IFRS adjustments*	93,008	(342,944)

Total liabilities per consolidated balance sheet	(131,147,813)	(123,357,805)

Other material items:

			Investment
			income from
	Reportable		Huaneng	Impact of IFRS
	segment total	Headquarters	Finance	adjustments*	Total

For the six months ended
30 June 2009
Interest expense	(2,158,857)	(79,613)	―	―	(2,238,470)
Depreciation and amortization	(4,073,172)	(9,918)	―	(104,664)	(4,187,754)
Share of profits of associates	345,425	―	48,697	(8,480)	385,642
Income tax expense	(77,753)	―	―	23,222	(54,531)

For the six months ended
30 June 2008
Interest expense	(1,573,114)	(60,751)	―	―	(1,633,865)
Depreciation and amortization	(3,694,737)	(8,168)	―	(125,023)	(3,827,928)
Share of profits of associates	166,779	―	10,581	(9,146)	168,214
Income tax expense	(144,160)	―	―	15,122	(129,038)

*
The GAAP adjustments above were primarily existed since 2007 and were brought forward prior to the effective of PRC GAAP (2006). Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information:

External revenue of the PRC power segment (including the related IFRS adjustment above) and all other segments formed the total of domestically generated revenue while the Singapore power segment represented total external revenue generated outside the PRC. Non-current assets (excluding financial assets and deferred income tax assets) under IFRS are located in the following countries:

	As at	As at
	30 June	31 December
	2009	2008

PRC	130,964,004	123,273,419
Singapore	20,422,077	20,687,671

	151,386,081	143,961,090

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2009		2008
	Amount	Proportion	Amount	Proportion

ShanDong Electric Power Corporation	4,775,013	14%	3,830,238	12%
JiangSu Electric Power Company	4,663,898	14%	4,987,011	16%
ZheJiang Electric Power Corporation	3,627,372	11%	3,150,605	10%
LiaoNing Electric Power Corporation	3,067,428	9%	3,377,476	11%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at	As at
	30 June	31 December
	2009	2008

Beginning of the period / year	116,737,198	90,125,919
Acquisition	74,972	6,076,580
Additions	11,595,545	28,761,393
Disposals / Write-off	(98,196)	(78,859)
Depreciation charge	(4,106,745)	(7,762,116)
Currency translation differences	(50,042)	(385,719)

End of the period / year	124,152,732	116,737,198

6.	POWER GENERATION LICENSE

	As at	As at
	30 June	31 December
	2009	2008

Beginning of the period / year	3,811,906	―
Acquisition	―	4,073,278
Currency translation differences	(31,358)	(261,372)

End of the period / year	3,780,548	3,811,906

7.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at	As at
	30 June	31 December
	2009	2008

Prepayments for inventories	1,664,725	307,494
Prepayments for constructions	311,489	275,085
Other prepayments	207,335	238,869

Total prepayments	2,183,549	821,448
Staff advances	21,362	11,421
Others	487,305	293,143

Subtotal other receivables	508,667	304,564
Less: provision for doubtful accounts	(26,297)	(26,292)

Total other receivables, net	482,370	278,272

Total	2,665,919	1,099,720

8.	ACCOUNTS RECEIVABLE

Accounts receivable comprised:

	As at	As at
	30 June	31 December
	2009	2008

Accounts receivable	7,181,565	7,153,834
Notes receivable	646,701	666,255

	7,828,266	7,820,089
Less: provision for doubtful accounts	(25,414)	(25,589)

	7,802,852	7,794,500

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made while SinoSing Power and its subsidiaries granted credit periods ranged from 5 days to 30 days from the date of billing.

Ageing analysis of accounts receivable was as follows:

	As at	As at
	30 June	31 December
	2009	2008

Within 1 year	7,828,185	7,819,926
Between 1 to 2 years	―	―
Between 2 to 3 years	―	12
Over 3 years	81	151

	7,828,266	7,820,089

As at 30 June 2009, the maturity period of the notes receivable ranged from 3 months to 6 months (31 December 2008: 4 months to 7 months).

9.	DIVIDENDS

On 18 June 2009, upon the approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB0.10 (2007 final: RMB0.30) per ordinary share, totaling approximately RMB1,206 million (2007 final: RMB3,606 million). For the six months ended 30 June 2009, the Company made dividend payments of approximately RMB342 million (for the six months ended 30 June 2008: approximately RMB3,570 million).

10.	LONG-TERM LOANS

	As at 30 June 2009			As at 31 December 2008
	Original	Annual		Original	Annual
	currency	interest rate	Amount	currency	interest rate	Amount
	‘000			‘000

Loans from Huaneng Group
Unsecured
RMB
– Fixed rate	800,000	4.32%-4.60%	800,000	2,800,000	4.32% - 5.67%	2,800,000

Bank loans
Unsecured
RMB
– Fixed rate	53,672,163	3.60%-7.56%	53,672,163	50,112,930	3.60%-7.74%	50,112,930
US$
– Fixed rate	273,750	5.95%-6.97%	1,870,236	321,710	5.95%-6.97%	2,198,760
– Variable rate	1,308,918	1.83%-3.57%	8,943,527	1,312,055	2.61%-5.15%	8,967,373
S$
– Variable rate	146,245	2.41%	689,386	145,745	2.41%-2.74%	692,727
€
– Fixed rate	52,963	2.00%	510,608	55,624	2.00%	537,275

			65,685,920			62,509,065

Other loans
Unsecured
RMB
– Fixed rate	130,000	4.86%	130,000	130,000	5.10%	130,000
US$
– Variable rate	5,714	2.99%-5.87%	39,040	7,143	3.24%-5.87%	48,818
S$
– Variable rate	7,350	4.25%	34,647	8,350	4.25%	39,688
JPY
– Variable rate	476,190	2.76%-5.80%	33,865	595,238	1.31%-5.80%	45,030

			237,552			263,536

Total			66,723,472			65,572,601

11.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal is paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million. As at 30 June 2009, interest payables for these bonds above amounted to approximately RMB181.37 million (31 December 2008: RMB6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2009, interest payable for these bonds above amounted to approximately RMB30.19 million (31 December 2008: RMB134.19 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. The annual effective interest rate of these notes is 4.06%. As at 30 June 2009, interest payable for these notes above amounted to approximately RMB19.16 million (31 December 2008: N/A).

12.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at	As at
	30 June	31 December
	2009	2008

Accounts and notes payable	3,720,868	3,009,966
Other payables and accrued liabilities	8,516,224	7,857,514

	12,237,092	10,867,480

Ageing analysis of accounts and notes payable was as follows:

	As at	As at
	30 June	31 December
	2009	2008

Within 1 year	3,672,663	2,967,346
Between 1 to 2 years	21,752	29,558
Over 2 years	26,453	13,062

	3,720,868	3,009,966

13.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 1.88% on 24 February 2009. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of this bond is 2.29%. As at 30 June 2009, interest payable on these bonds amounted to approximately RMB32.84 million (31 December 2008: N/A).

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 4.83% on 25 July 2008. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of this bond is 5.25%. As at 30 June 2009, interest payable on these bonds amounted to approximately RMB227.91 million (31 December 2008: RMB107.33 million).

14.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2009			As at 31 December 2008
	Original	Annual		Original	Annual
	currency	interest rate	Amount	currency	interest rate	Amount
	‘000			‘000

Secured
RMB
– Fixed rate	―	―	―	500,000	4.54%	500,000
– Fixed rate-discounted
notes receivable	202,150	2.28%-5.70%	202,150	884,957	2.28%-7.92%	884,957
S$
– Variable rate	2,248,876	1.41%-2.49%	10,600,976	2,246,482	1.84%-2.25%	10,677,531

			10,803,126			12,062,488

Unsecured
RMB
– Fixed rate	13,641,000	4.09%-7.47%	13,641,000	16,683,000	4.54%-7.47%	16,683,000
S$
– Variable rate	15,000	1.81%-2.10%	70,709	―	―	―

			13,711,709			16,683,000

			24,514,835			28,745,488

As at 30 June 2009, secured short-term loans of RMB202 million (31 December 2008: RMB885 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As at 30 June 2009, secured short-term loan of RMB10,601 million (31 December 2008: RMB10,678 million) is secured by the shares of a subsidiary of SinoSing Power, while the other secured loans of RMB500 million (secured by certain accounts receivable of the Company with net book value amounting to RMB505 million) were repaid during the period.

15.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2009, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB36,887 million (31 December 2008: RMB32,468 million). On the same date, the total assets less current liabilities of the Company and its subsidiaries were approximately RMB117,470 million (31 December 2008: RMB113,432 million).

16.	PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following:

	For the six months
	ended 30 June
	2009	2008

Interest expense on
– loans	2,314,137	1,765,419
– short-term bonds	170,297	106,984
– long-term bonds	308,393	211,731

Total interest expense on borrowings	2,792,827	2,084,134
Less: amounts capitalized in property, plant and equipment	(554,357)	(450,269)

Interest expense charged in statement of comprehensive income	2,238,470	1,633,865
Depreciation on property, plant and equipment	4,106,401	3,756,274
Gain on disposals of property, plant and equipment, net	(13,994)	(23)
Amortization on land use rights	41,719	33,600
Amortization on other non-current assets	39,634	38,054
Fair value change of fuel oil swap	32,498	103,980
Reversal of provision for doubtful debts	(295)	(1,714)
Bad debts recovery	(2,623)	(2,176)

17.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2009 (for the six months ended 30 June 2008: nil) as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profit for the period at their prevailing rates of taxation.

Upon the effective of the “Corporate Income Tax Law of the People’s Republic of China” on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 1 January 2009 onwards.

For the six months ended 30 June 2009, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 2.95% (for the six months ended 30 June 2008: -18.60%). The variation of weighted average effective tax rate was primarily attributable to the utilization of prior year tax losses.

18.	EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is done based on the profit attributable to the equity holders of the Company of approximately RMB1,870 million (for the six months ended 30 June 2008: loss of approximately RMB544 million) and the weighted average number of approximately 12,055 million (for the six months ended 30 June 2008: 12,055 million) outstanding ordinary shares during the period.

There was no dilutive effect on earnings/(loss) per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2009 and 2008.

19.	SUPPLEMENTARY INFORMATION TO UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

Cash flows used in investing and provided by financing activities included the following:

	For the six months
	ended 30 June
	2009	2008

Investing activities:
Purchases of property, plant and equipment, other non-current assets
and prepayments of land use rights	(10,108,040)	(11,623,703)
Cash dividend received	126,653	―
Cash paid for acquiring available-for-sale financial assets	―	(58,550)
Cash paid for acquisitions	―	(20,062,760)
Cash received on repayment of a loan	―	254,255
Others	10,272	(49,690)

Net cash used in investing activities	(9,971,115)	(31,540,448)

Financing activities:
Drawdown of:
– short-term loans	8,196,795	25,513,148
– short-term bonds	4,980,000	―
– long-term loans	15,760,000	14,711,789
– long-term bonds	3,939,850	3,933,302
Net capital injection from minority shareholders of the subsidiaries	170,000	4,170
Government grants	311,959	44,490
Repayments of:
– short-term loans	(11,020,000)	(7,910,276)
– long-term loans	(15,309,563)	(3,230,163)
– long-term bonds	―	(2,034,040)
Dividends paid to shareholders of the Company	(341,633)	(3,570,334)
Dividends paid to minority shareholders of the subsidiaries	(65,980)	(54,345)
Interest paid	(2,546,407)	(1,626,834)
Others	(18,948)	(61,227)

Net cash provided by financing activities	4,056,073	25,719,680

19.	SUPPLEMENTARY INFORMATION TO UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT (Cont’d)

The breakdown of the bank balances and cash is as follows:

	As at	As at
	30 June	31 December
	2009	2008

Restricted cash	208,656	199,248
Cash and cash equivalents	6,047,452	5,566,625

Total	6,256,108	5,765,873

In order to mitigate inconsistency across different capital markets, the Company and its subsidiaries reclassified interest paid from operating activities to financing activities as at 2008 year end. Interim comparative figure is reclassified accordingly.

20.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal Power Research Institute Co., Ltd.	Subsidiaries of Huaneng Group
(“Xi’an Thermal”) and its subsidiaries
Huaneng Energy & Communications Holdings Co., Ltd.	Subsidiaries of Huaneng Group
(“HEC”) and its subsidiaries
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
(“Hulunbeier Energy”)*
Shandong Huaneng Power Generation Co., ltd	A subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd.	An associate of the Company
(“Rizhao Power Company”)
Huaneng Finance	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of a subsidiary
(“Lime Company”)
State-owned enterprises**	Related parties of the Company
*
Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”) is a subsidiary of Hulunbeier Energy which the latter entity controls the coal transactions with the Company and its subsidiaries. Hence, the disclosures of related party are changed from Zhalainuoer Coal to Hulunbeier Energy.

20.	RELATED PARTY TRANSACTIONS (Cont’d)

**
Huaneng Group is a PRC state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

The majority of these business activities of the Company and its subsidiaries are conducted with these state-owned enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many PRC state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related Party Transactions

	For the six months
	ended 30 June
	2009	2008

Huaneng Group
Management service fee income for management
services rendered to certain power plants*	―	16,620
Interest expense on long-term loans	(34,814)	(68,853)
Acquisition of 100% equity interest in SinoSing Power	―	(7,080,055)

HIPDC
Management service fee income for management
services rendered to certain power plants*	―	1,800
Service fees expenses on transmission and
transformer facilities	(70,386)	―
Rental charge on land use rights of
Huaneng Nanjing Power Plant	(667)	(667)
Rental charge on office building	(13,000)	(13,000)

Huaneng Finance
Drawdown of short-term loans	1,000	450,000
Interest expense on short-term loans	(29,059)	(60,508)
Interest expense on long-term loans	(3,177)	―

20.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related Party Transactions (Cont’d)

	For the six months
	ended 30 June
	2009	2008

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and
service fee occurred for transportation	(339,535)	(2,808,928)
Purchase of equipment from HEC and its subsidiaries	(383,893)	(37,395)

Lime Company
Purchase of lime from Lime Company	(42,713)	(39,862)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological
project contracting services obtained from Xi’an
Thermal and its subsidiaries	(56,187)	(99,113)

Hulunbeier Energy
Purchase of coal from Hulunbeier Energy	(609,411)	(2,974)

Rizhao Power Company
Purchase of coal from Rizhao Power Company	(610,603)	―

*	During this period, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee.

**
During this period, Shandong Huaneng Power Generation Co., ltd, a subsidiary of Huaneng Group, provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

20.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related Party Transactions (Cont’d)

	For the six months
	ended 30 June
	2009	2008
	RMB million	RMB million

State-owned enterprises
Sales of electricity	28,625	26,799
Purchases of fuel	(10,219)	(10,737)
Acquisition of property, plant and equipment	(6,236)	(5,188)
Subcontracting labor for construction and renovation	(2,063)	(1,150)
Drawdown of short-term loans	7,629	12,812
Drawdown of long-term loans	16,414	14,056
Interest expense of loans to banks and other financial institutions	(1,971)	(1,397)

(b)	Guarantees

		As at	As at
		30 June	31 December
		2009	2008

(i)	Long-term loans guaranteed by
	– Huaneng Group	957,077	1,100,117
	– HIPDC	3,239,572	1,463,511
	– State-owned enterprises	3,000,000	3,100,000

(ii)	Certain long-term bank loans of Rizhao
	Power Company guaranteed by the Company	―	(43,563)

(iii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– State-owned banks	6,000,000	6,000,000

20.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months
	ended 30 June
	2009	2008

Salaries	2,621	3,581
Pension	629	808

Total	3,250	4,389

21.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital Commitments

	As at	As at
	30 June	31 December
	2009	2008

Contracted but not provided for	25,112,401	18,262,567
Authorized but not contracted for	570,627	746,675

Total	25,683,028	19,009,242

On 21 April 2009, the Company entered into an equity transfer agreement with Huaneng Group in acquiring 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company for a consideration of RMB1.076 billion. On the same day, the Company also entered into an equity transfer agreement with HIPDC in acquiring 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company for a consideration of RMB1.272 billion. These two acquisitions above have been approved in the annual general meeting of the shareholders on 18 June 2009, and are now subject to the approval of State-owned Assets Supervision and Administration Commission of the State Council.

21.	CAPITAL AND OTHER COMMITMENTS (Cont’d)

(b)	Other Commitments

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power Company”) entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB694 million based on current market price as at 30 June 2009 (31 December 2008: RMB694 million). The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission. Purchases for the six months ended 30 June 2009 amounted to RMB362 million (for the six months ended 30 June 2008: RMB295 million).

As at 30 June 2009, Tuas Power Ltd. has the following purchase commitments with subsidiaries of Temasek Holdings (Private) Limited in Singapore:

․
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to 31 December 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 30 June 2009, the unit contract price was RMB58,245 (31 December 2008: RMB101,949) per BBtu. Purchases for the six months ended 30 June 2009 amounted to approximately S$41.7 million (equivalent to RMB191 million) (for the six months ended 30 June 2008: S$69 million (equivalent to RMB351 million)).

․
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to 31 December 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 30 June 2009, the unit contract price was RMB75,189 (31 December 2008: RMB97,060) per BBtu. Purchases for the six months ended 30 June 2009 amounted to approximately S$358.5 million (equivalent to RMB1,644 million) (for the six months ended 30 June 2008: S$336 million (equivalent to RMB1,709 million)).

22.	FINANCIAL GUARANTEES

	As at	As at
	30 June	31 December
	2009	2008

Financial guarantees granted to an associate	―	43,563

Balance Sheets (Unaudited)

As at 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Consolidated		The Company
		30 June	31 December	30 June	31 December
ASSETS	Note	2009	2008	2009	2008

CURRENT ASSETS
Cash	7(1)	6,256,108,056	5,765,873,510	1,981,133,792	1,695,986,445
Derivative financial assets	7(2)	208,113,080	15,479,384	―	―
Notes receivable	7(3)	646,700,797	666,255,246	126,049,112	114,000,000
Accounts receivable	7(4), 9(1)	7,156,151,015	7,128,244,389	3,973,882,458	3,873,554,492
Advances to suppliers	7(5)	1,993,267,341	659,137,122	1,918,031,419	662,095,113
Interest receivable		898,494	2,005,634	9,759,670	6,271,760
Dividend receivable		―	―	58,600,861	58,600,861
Other receivables	7(4), 9(1)	637,497,000	423,981,605	586,801,463	395,467,774
Inventories	7(6)	4,402,122,874	5,169,847,161	2,252,156,349	2,831,029,858
Current portion of non-current assets		10,082,682	10,166,317	―	―
Other current assets	10(8)	177,604,951	177,187,990	4,885,108,731	2,585,771,460

Total current assets		21,488,546,290	20,018,178,358	15,791,523,855	12,222,777,763

NON-CURRENT ASSETS
Available-for-sale financial assets	7(7)	2,366,115,570	1,262,042,775	2,366,115,570	1,262,042,775
Derivative financial assets	7(2)	8,203,213	―	―	―
Long-term equity investments	7(8), 9(2)	9,018,847,186	8,745,002,312	26,470,308,419	25,695,390,165
Fixed assets	7(9)	92,505,013,416	91,291,630,220	51,638,394,080	49,047,844,984
Construction-in-progress	7(11)	17,325,929,935	13,640,791,750	9,201,601,536	9,213,893,507
Construction materials	7(10)	14,408,865,902	11,492,064,608	5,573,667,385	4,904,194,912
Intangible assets	7(12)	6,746,744,340	6,800,885,941	1,687,489,688	1,714,544,159
Goodwill	7(13)	10,585,965,346	10,672,965,231	1,528,308	1,528,308
Long-term deferred expenses		165,491,375	181,847,382	1,301,690	1,319,913
Deferred income tax assets	7(23)	296,960,757	384,475,177	―	―
Other non-current assets	10(8)	170,150,263	97,776,428	3,081,195,425	―

Total non-current assets		153,598,287,303	144,569,481,824	100,021,602,101	91,840,758,723

TOTAL ASSETS		175,086,833,593	164,587,660,182	115,813,125,956	104,063,536,486

		Consolidated		The Company
LIABILITIES AND		30 June	31 December	30 June	31 December
SHAREHOLDERS’ EQUITY	Note	2009	2008	2009	2008

CURRENT LIABILITIES
Short-term loans	7(14)	24,514,834,907	28,745,487,670	6,418,000,000	9,638,000,000
Derivative financial liabilities	7(2)	29,689,287	542,441,864	―	―
Notes payable		120,300,000	12,060,500	95,300,000	500,000,000
Accounts payable	7(15)	3,600,567,532	2,997,905,901	1,990,141,817	1,326,695,016
Advance from customers		80,792,969	―	14,649	―
Salary and welfare payables	7(16)	265,817,281	212,236,060	197,773,742	148,039,857
Taxes payable	7(17)	87,485,078	420,464,389	(59,860,659)	180,771,747
Interest payables		499,240,237	424,287,396	286,755,713	255,214,986
Dividends payable	7(18)	920,733,907	56,733,907	900,000,000	36,000,000
Other payables	7(19)	6,728,545,996	6,354,394,031	4,210,971,120	3,597,667,784
Current portion of non-current liabilities	7(21)	10,073,835,161	6,545,420,739	8,415,336,542	2,498,544,158
Other current liabilities	7(20)	10,619,410,250	5,340,299,353	10,497,666,150	5,291,065,963

Total current liabilities		57,541,252,605	51,651,731,810	32,952,099,074	23,471,999,511

NON-CURRENT LIABILITIES
Long-term loans	7(21)	56,649,637,354	59,027,180,707	28,067,598,899	31,712,372,108
Derivative financial liabilities	7(2)	2,074,923	17,241,800	―	―
Bonds payable	7(22)	13,785,193,834	9,834,688,447	13,785,193,834	9,834,688,447
Long-term payable		22,987,596	―	―	―
Deferred income tax liabilities	7(23)	1,405,617,274	1,091,023,185	154,891,123	9,519,743
Other non-current liabilities	7(24)	1,834,058,393	1,392,995,793	1,730,305,810	1,311,529,960

Total non-current liabilities		73,699,569,374	71,363,129,932	43,737,989,666	42,868,110,258

TOTAL LIABILITIES		131,240,821,979	123,014,861,742	76,690,088,740	66,340,109,769

SHAREHOLDERS’ EQUITY
Share capital	7(25)	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	7(26)	10,110,224,793	8,669,423,555	8,078,878,709	7,244,448,142
Surplus reserves	7(27)	6,142,345,063	6,142,345,063	6,142,345,063	6,142,345,063
Undistributed profits	7(28)	10,667,702,373	9,913,855,780	12,846,430,004	12,281,250,072
Currency translation differences		(556,701,818)	(534,432,581)	―	―

Shareholder’s equity attributable to
shareholders of the Company		38,418,953,851	36,246,575,257	39,123,037,216	37,723,426,717
Minority interests	7(29)	5,427,057,763	5,326,223,183	―	―

TOTAL SHAREHOLDERS’ EQUITY		43,846,011,614	41,572,798,440	39,123,037,216	37,723,426,717

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY		175,086,833,593	164,587,660,182	115,813,125,956	104,063,536,486

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Income Statements (Unaudited)

For the six months ended 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

			For the six months ended 30 June
			Consolidated		The Company
		Note	2009	2008	2009	2008

1.	Operating revenue	7(30), 9(3)	33,609,727,083	30,790,535,853	19,189,602,922	17,579,101,156
	Less: Operating cost	7(30), 9(3)	(28,847,065,170)	(29,345,259,228)	(16,243,024,936)	(16,903,107,488)
	Tax and levies on
	operations	7(31)	(79,005,521)	(58,678,005)	(16,482,464)	(9,511,575)
	Selling expenses		(596,354)	(694,579)	―	―
	General and administrative
	expenses		(911,255,836)	(855,770,369)	(625,385,325)	(554,859,726)
	Financial expenses, net	7(32)	(2,209,098,572)	(1,238,712,803)	(1,259,128,482)	(303,824,265)
	Assets impairment loss		3,097,512	2,511,243	22,527	1,646,677
	Loss from changes in
	fair value		(32,497,954)	(103,979,626)	―	―
	Add: Investment income	7(33), 9(4)	394,121,402	177,360,867	520,681,982	384,205,892
	Including: investment
	income from
	associates		394,121,402	177,360,867	393,712,282	176,411,953

2.	Operating profit / (loss)		1,927,426,590	(632,686,647)	1,566,286,224	193,650,671
	Add: Non-operating income		90,292,307	102,242,161	87,537,605	46,013,737
	Less: Non-operating expenses		(11,000,814)	(26,031,823)	(8,256,691)	(17,899,172)
	Including: loss on disposals of
	non-current assets		(760,124)	(185,213)	(5,674)	(22,848)

3.	Profit / (Loss) before taxation		2,006,718,083	(556,476,309)	1,645,567,138	221,765,236
	Less: Income tax expense	7(34)	(77,752,936)	(144,160,080)	125,245,838	(138,494,349)

4.	Net profit / (loss)		1,928,965,147	(700,636,389)	1,770,812,976	83,270,887

	Attributable to:
	Shareholders of the Company		1,959,479,637	(470,327,273)	1,770,812,976	83,270,887
	Minority interests		(30,514,490)	(230,309,116)	―	―

5.	Earnings / (loss) per share
	(based on the net profit / (loss)
	attributable to shareholders
	of the Company)
	Basic earnings / (loss) per share	7(35)	0.16	(0.04)
	Diluted earnings / (loss) per share		0.16	(0.04)

6.	Other comprehensive
	income/ (loss)	7(36), 9(5)	1,418,389,783	(457,541,870)	834,574,730	(623,897,716)

7.	Total comprehensive
	income / (loss)		3,347,354,930	(1,158,178,259)	2,605,387,706	(540,626,829)

	Attributable to
	– Shareholders of the Company		3,378,155,801	(927,613,280)	2,605,387,706	(540,626,829)
	– Minority interests		(30,800,871)	(230,564,979)	―	―

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Cash Flow Statements (Unaudited)

For the six months ended 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)
			For the six months ended 30 June
			Consolidated		The Company
Items		Note	2009	2008	2009	2008

1.	Cash flows generated from
	operating activities
	Cash received from sales of goods
	and services rendered		36,977,055,610	34,893,241,680	22,170,076,743	20,631,860,133
	Other cash received relating to
	operating activities		103,788,213	131,208,298	36,933,418	493,128,610

	Sub-total of cash inflows of
	operating activities		37,080,843,823	35,024,449,978	22,207,010,161	21,124,988,743

	Cash paid for goods and services
	received		(25,652,749,181)	(26,223,605,262)	(15,236,573,667)	(15,652,004,779)
	Cash paid to and on behalf of
	employees		(1,588,780,975)	(1,603,707,944)	(1,055,756,781)	(1,070,481,305)
	Payments of all types of taxes		(3,113,849,968)	(3,058,047,219)	(1,976,364,203)	(1,915,973,633)
	Other cash paid relating to
	operating activities	7(37)	(340,270,670)	(987,668,441)	(199,605,643)	(638,478,611)

	Sub-total of cash outflows of
	operating activities		(30,695,650,794)	(31,873,028,866)	(18,468,300,294)	(19,276,938,328)

	Net cash flows generated from
	operating activities	7(37)	6,385,193,029	3,151,421,112	3,738,709,867	1,848,050,415

2.	Cash flows generated from
	investing activities
	Cash received from disposals of
	investments or collection of loans		―	254,255,000	―	25,200,000
	Cash received on investment income		126,652,500	―	339,906,815	57,708,032
	Net cash received from disposals of
	fixed assets, intangible assets and
	other long-term assets		5,049,081	1,270,026	5,409,222	1,417,832
	Other cash received relating to
	investing activities		6,243,918	5,017,000	―	―

	Sub-total of cash inflows of
	investing activities		137,945,499	260,542,026	345,316,037	84,325,864

	Cash paid to acquire fixed assets,
	intangible assets and other
	long-term assets		(10,108,040,105)	(11,623,702,962)	(4,425,380,610)	(7,324,765,023)
	Cash paid for investments		(1,020,000)	(114,526,931)	(5,895,093,533)	(1,527,409,352)
	Net cash paid to acquire subsidiaries
	and other operating units		―	(20,062,760,021)	―	―

	Sub-total of cash outflows of
	investing activities		(10,109,060,105)	(31,800,989,914)	(10,320,474,143)	(8,852,174,375)

	Net cash flows used in investing
	activities		(9,971,114,606)	(31,540,447,888)	(9,975,158,106)	(8,767,848,511)

			For the six months ended 30 June
			Consolidated		The Company
Items		Note	2009	2008	2009	2008

3.	Cash flows generated from
	financing activities
	Cash received from investments		170,000,000	4,170,000	―	―
	Including: cash received from
	minority shareholders of
	subsidiaries		170,000,000	4,170,000	―	―
	Cash received from borrowings		23,956,794,500	40,224,937,119	15,885,000,000	9,660,224,000
	Cash received from issuing
	long-term bonds and
	short-term bonds		8,919,850,000	3,933,302,352	8,919,850,000	3,933,302,352
	Other cash received relating to
	financing activities		311,958,600	44,490,000	288,364,600	44,340,000

	Sub-total of cash inflows of
	financing activities		33,358,603,100	44,206,899,471	25,093,214,600	13,637,866,352

	Repayments of borrowings		(26,329,562,551)	(13,174,478,748)	(16,833,423,010)	(6,376,795,495)
	Repayments for dividends, profit
	appropriation or interest
	expense payments		(2,954,019,974)	(5,251,513,823)	(1,735,623,546)	(4,202,777,585)
	Including: dividends paid to
	minority shareholders
	of subsidiaries		(65,979,700)	(54,344,814)	―	―
	Other cash paid relating to
	financing activities		(18,947,880)	(61,226,320)	(12,772,192)	(59,509,500)

	Sub-total of cash outflows of
	financing activities		(29,302,530,405)	(18,487,218,891)	(18,581,818,748)	(10,639,082,580)

	Net cash flows generated from
	financing activities		4,056,072,695	25,719,680,580	6,511,395,852	2,998,783,772

4.	Effect of foreign exchange rate
	changes on cash		10,675,848	(92,524,232)	6,762,959	3,839,632

5.	Net increase / (decrease) in cash	7(37)	480,826,966	(2,761,870,428)	281,710,572	(3,917,174,692)
	Add: Cash at beginning of the
	period		5,566,625,073	7,312,264,810	1,525,591,653	5,500,377,727

6.	Cash at end of the period		6,047,452,039	4,550,394,382	1,807,302,225	1,583,203,035

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Consolidated Statements of
Changes in Equity (Unaudited)

For the six months ended 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Attributable to shareholders of the Company
						Currency		Total
		Share	Capital	Surplus	Undistributed	translation	Minority	shareholders’
Items	Note	capital	surplus	reserves	profits	difference	interests	equity

Balance as at 1 January 2008		12,055,383,440	10,700,531,318	6,142,345,063	17,221,419,482	―	4,646,064,386	50,765,743,689
Changes for the six months
ended 30 June 2008
Net loss		―	―	―	(470,327,273)	―	(230,309,116)	(700,636,389)
Gains / (losses) directly recorded
in shareholders’ equity
Net changes in fair value of
available-for-sale investments		―	(831,863,621)	―	―	―	―	(831,863,621)
Other equity movements of
investee companies accounted
for under equity method		―	(110,163)	―	―	―	―	(110,163)
Fair value changes in the effective
portion of the hedging
instruments for
cash flow hedges		―	608,548,831	―	―	―	―	608,548,831
Release of hedging reserves
to income statements		―	(210,722,458)	―	―	―	―	(210,722,458)
Income tax impact of items
recorded in shareholders’ equity		―	136,357,158	―	―	―	―	136,357,158
Others		―	18,164,691	―	―	―	―	18,164,691

Subtotal		―	(279,625,562)	―	(470,327,273)	―	(230,309,116)	(980,261,951)
Capital injection by shareholders		―	―	―	―	―	4,170,000	4,170,000
Acquisition of subsidiaries		―	―	―	―	―	35,046,523	35,046,523
Profit appropriation
Dividends payable to shareholders	7(28)	―	―	―	(3,606,333,876)	―	(100,431,600)	(3,706,765,476)
Currency translation differences		―	―	―	―	(159,605,917)	(255,863)	(159,861,780)

Balance as at 30 June 2008		12,055,383,440	10,420,905,756	6,142,345,063	13,144,758,333	(159,605,917)	4,354,284,330	45,958,071,005

		Attributable to shareholders of the Company
						Currency		Total
		Share	Capital	Surplus	Undistributed	translation	Minority	shareholders’
Items	Note	capital	surplus	reserves	profits	difference	interests	equity

Balance as at 1 January 2009		12,055,383,440	8,669,423,555	6,142,345,063	9,913,855,780	(534,432,581)	5,326,223,183	41,572,798,440
Changes for the six months
ended 30 June 2009
Net profit		―	―	―	1,959,479,637	―	(30,514,490)	1,928,965,147
Gains / (losses) directly recorded
in shareholders’ equity
Net changes in fair value of
available-for-sale investments		―	1,112,766,306	―	―	―	―	1,112,766,306
Other equity movements of
investee companies accounted
for under equity method		―	(144,163)	―	―	―	―	(144,163)
Fair value changes in the effective
portion of the hedging
instruments for cash flow hedges		―	580,413,876	―	―	―	―	580,413,876
Release of hedging reserves to
income statements		―	156,758,169	―	―	―	―	156,758,169
Income tax impact of items
recorded in shareholders’ equity		―	(408,992,950)	―	―	―	―	(408,992,950)

Subtotal		―	1,440,801,238	―	1,959,479,637	―	(30,514,490)	3,369,766,385
Capital injection by shareholders		―	―	―	―	―	170,000,000	170,000,000
Acquisition of subsidiaries		―	―	―	―	―	27,615,151	27,615,151
Profit appropriation
Dividends payable to shareholders	7(28)	―	―	―	(1,205,633,044)	―	(65,979,700)	(1,271,612,744)
Currency translation differences		―	―	―	―	(22,269,237)	(286,381)	(22,555,618)

Balance as at 30 June 2009		12,055,383,440	10,110,224,793	6,142,345,063	10,667,702,373	(556,701,818)	5,427,057,763	43,846,011,614

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Statements of Changes in Equity (Unaudited)

For the six months ended 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

						Total
		Share	Capital	Surplus	Undistributed	shareholders’
Items	Note	capital	surplus	reserves	profits	equity

Balance as at 1 January 2008		12,055,383,440	8,796,231,783	6,142,345,063	17,862,223,102	44,856,183,388
Changes for the six months ended
30 June 2008
Net profit		―	―	―	83,270,887	83,270,887
Gains/(losses) directly recorded in
shareholders’ equity
Net changes in fair value of
available-for-sale investment		―	(831,863,621)	―	―	(831,863,621)
Other equity movements of investee
companies accounted
for under equity method		―	(110,163)	―	―	(110,163)
Income tax impact of items recorded
in shareholders’ equity		―	207,965,905	―	―	207,965,905
Others		―	18,164,691	―	―	18,164,691

Subtotal		―	(605,843,188)	―	83,270,887	(522,572,301)
Profit appropriation
Dividends payable to shareholders		―	―	―	(3,606,333,876)	(3,606,333,876)

Balance as at 30 June 2008		12,055,383,440	8,190,388,595	6,142,345,063	14,339,160,113	40,727,277,211

						Total
		Share	Capital	Surplus	Undistributed	shareholders’
Items	Note	capital	surplus	reserves	profits	equity

Balance as at 1 January 2009		12,055,383,440	7,244,448,142	6,142,345,063	12,281,250,072	37,723,426,717
Changes for the six months ended
30 June 2009
Net profit		―	―	―	1,770,812,976	1,770,812,976
Gains / (losses) directly recorded in
shareholders’ equity
Net changes in fair value of
available-for-sale investment		―	1,112,766,306	―	―	1,112,766,306
Other equity movements of investee
companies accounted
for under equity method		―	(144,163)	―	―	(144,163)
Income tax impact of items recorded
in shareholders’ equity		―	(278,191,576)	―	―	(278,191,576)

Subtotal		―	834,430,567	―	1,770,812,976	2,605,243,543
Profit appropriation
Dividends payable to shareholders		―	―	―	(1,205,633,044)	(1,205,633,044)

Balance as at 30 June 2009		12,055,383,440	8,078,878,709	6,142,345,063	12,846,430,004	39,123,037,216

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Notes to the Financial Statements (Unaudited)
For the six months ended 30 June 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	COMPANY PROFILE

Huaneng Power International, Inc. (hereinafter referred to as the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock company on 30 June 1994. The place of registration of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to their respective grid companies or ultimate consumers directly.

The Company’s Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6 October 1994 and 4 March 1998, respectively. The Company listed its A share on the Shanghai Stock Exchange on 6 December 2001.

The Company’s ultimate parent company is China Huaneng Group (“Huaneng Group”). Huaneng Group is a state-owned enterprise registered in the PRC, please refer to Note 10(1) for details.

These financial statements were approved by the board of directors of the Company on 11 August 2009.

2.	BASIS OF PREPARATION

The Company and its subsidiaries prepare financial statements in accordance with the “Accounting Standards for Business Enterprises - Basic Standard” and the 38 specific accounting standards promulgated by Ministry of Finance on 15 February 2006, Application Guidance for the Accounting Standards for Business Enterprises, Interpretation of the Accounting Standards for Business Enterprises and other related regulations (hereinafter collectively referred to as the “Accounting Standards for Business Enterprises”).

3.	DECLARATION OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated financial statements of the Company and its subsidiaries and the financial statements of the Company for the six months ended 30 June 2009 are prepared in accordance with the Accounting Standards for Business Enterprises, and present fairly and completely the financial position of the Company and its subsidiaries as well as the Company alone as at 30 June 2009 and their financial performance and cash flows and other related information for the six months ended 30 June 2009.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Accounting year

The accounting year of the Company and its subsidiaries starts on 1 January and ends on 31 December.

(2)	Reporting currency

The reporting currency of the Company and its domestic subsidiaries is Renminbi (“RMB”), and the reporting currency for the oversea subsidiaries is the currency of the country in which they operate.

(3)	Basis of accounting and measurement bases

The Company and its subsidiaries apply accrual basis for recognition, measurement and reporting. Financial statement elements are usually measured at historical cost by the Company and its subsidiaries. Replacement cost, net realizable value, present value or fair value are applied in measurement on the premise that the availability and reliable measurement can be secured.

(4)	Foreign currency translation

(a)	Foreign currency transaction

Foreign currency transactions are translated into the reporting currency using the spot exchange rate of the transaction dates. On balance sheet date, foreign currency monetary items are translated into reporting currency at the spot exchange rate of balance sheet date. Exchange differences are directly expensed in the profit and loss of current period unless it arises from foreign currency loans borrowed for the purchase or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which is deferred in equity.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(4)	Foreign currency translation (Cont’d)

(b) Foreign currency translation of financial statements

The operating results and financial position of foreign subsidiaries are translated into reporting currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the spot exchange rates of balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates of the date of the transactions. Income and expense items in the income statements of the foreign operations are translated at average exchange rates approximating the rates of the transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates of the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statements as part of the disposal gain or loss.

(5)	Cash and cash equivalents

Cash listed in the cash flow statement represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(6)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets. In the current reporting period, the financial assets held by the Company and its subsidiaries are classified as the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading including held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Except for designated hedging instruments, derivative financial instruments are also classified as held-for-trading financial assets.

(b)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets with fixed or determinable amount for which there is no quotation in an active market. Except for maturities greater than 12 months after the balance sheet dates which are categorized as non-current assets, they are included in current assets which include notes receivable, accounts receivable, interest receivable, dividends receivable, other receivables, other current assets and other non-current assets etc.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(6)	Financial assets (Cont’d)

(d)	Recognition and measurement

Financial assets are recognized initially at fair value when the Company and its subsidiaries become a party of a financial instrument. Transaction costs relating to financial assets at fair value through profit or loss are directly recorded in income statement as incurred. Transaction costs for other financial assets are included in the carrying amount of assets at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards relating to the ownership of the financial assets have been transferred.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. However, the equity investments that have no quoted prices in an active market and whose fair value cannot be measured reliably are measured at cost.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in the gain or loss from changes in fair value. Interest or cash dividends received in the duration of such assets are recorded in the income statements in the current period. The difference between fair value and carrying amount is recognized as investment income on disposal and the gain or loss from changes in fair value is adjusted accordingly. The subsequent changes in the fair value of derivative financial instruments are recorded in gain or loss from changes in fair value, except for the gain or loss arising from the effective portion of qualified hedging instruments for cash flow hedges being deferred in equity (refer to Note 4(6)(e)).

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statements as investment income. Dividends on available-for-sale equity instruments are recorded in investment income when the right of the Company and its subsidiaries to receive payments is established.

Loans and receivables are measured at amortized cost using the effective interest method.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(6)	Financial assets (Cont’d)

(e)	Cash flow hedge

Cash flow hedge represents a hedge against the exposure to variability in cash flows where such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect the income statements.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes in the Company and its subsidiaries. Hedging instruments are designated derivatives with cash flows are expected to offset the cash flows of a hedged item.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at the inception of hedging and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of cash flow hedge.

Changes in the fair value of the effective portion of derivatives that are designated and qualified as cash flow hedges are recognized as a separate component in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statements.

Amounts accumulated in equity are recycled to the income statements in the periods when the hedged item affects profit or loss. When the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. When the Company and its subsidiaries expect all or a portion of the net loss previously recognized in equity will not be recovered in future accounting periods, the irrecoverable portion will be charged to the income statements.

When a hedging instrument expires or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will stop hedge accounting. Any cumulative gain or loss previously recorded in equity remains in equity and is recycled to the income statement when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was previously recorded in equity is transferred to the income statements immediately.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(6)	Financial assets (Cont’d)

(f)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries assess the book value of financial assets at balance sheet date. Provision for impairment is made when there is objective evidence indicating that a financial asset is impaired.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, the accumulated loss in fair value that previously recorded in shareholder’s equity should be recorded as impairment loss. Impairment loss on available-for-sale equity investments is reversed through equity when the fair value subsequently increases as a result of changes in circumstances occurring after the impairment loss was originally recognized.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not occurred). The impairment amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statements. For the impairment test of receivables, please refer to Note 4(7).

Impairment loss recognized on equity instruments that do not have quoted prices in an active market and whose fair value cannot be reliably measured is not reversed when the value recovers subsequently.

(7)	Receivables

Receivables including accounts receivable, notes receivable and other receivables, etc. are recognized initially at fair value. Receivables are subsequently measured at amortized cost using the effective interest method and stated at the amortized cost less provision for doubtful accounts.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statements within Ôassets impairment loss’. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are credited against Ôassets impairment loss’ in the income statements.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(8)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance respectively when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over its net realizable value on an item-by-item basis. For inventories that are voluminous and at relatively low unit price, provision is determined based on individual categories. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation or estimated selling expenses and related taxes in the ordinary course of business.

The Company and its subsidiaries apply perpetual inventory system.

(9)	Long-term equity investments

Long-term equity investments include equity investments in subsidiaries, associates and long-term equity investments in entities where i) the Company and its subsidiaries have no control, joint control or significant influence, ii) there is no quoted price in an active market and, iii) the fair value of such investments cannot be reliably measured.

(a)	Subsidiaries

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercises control, i.e. the power to govern the financial and operating policies to obtain benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The investments in subsidiaries are accounted for using cost method in the Company only financial statements. They are adjusted in accordance with equity method when preparing the consolidated financial statements.

Long-term equity investments accounted for using cost method are measured at initial investment cost. Cash dividends or income appropriation declared by the investees are recognized as investment income in the current period except for the declared but unpaid parts of the cash dividends or income appropriation which were included in the consideration paid when acquiring the investment.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(9)	Long-term equity investments (Cont’d)

(a)	Subsidiaries (Cont’d)

If the Company purchases further interests of its subsidiaries from the minority shareholders, the consideration paid is compared with the relative newly-acquired proportionate share of net assets of the subsidiary carried based on the fair value exercise on the acquisition date. Any excess or shortfall is recorded in equity. The gain or loss on disposals or deemed disposals of a portion of equity interests in subsidiaries to minority shareholders is recorded in shareholders’ equity.

(b)	Associates

Associates are investees over which the Company and its subsidiaries, in substance, have significant influence on the financial and operation decisions.

Investments in associates are initially recognized at cost, and are subsequently measured using equity method of accounting. The excess of initial investment cost over the proportionate share of fair value of net identifiable assets of the investee acquired is included in the initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and the adjustments to align with the accounting policies of the Company and different periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related equity items based on their proportionate share on other shareholders’ equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Unrealized profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is fully recognized and not eliminated when there is evidence for asset impairment.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(9)	Long-term equity investments (Cont’d)

(c)	Other long-term equity investments

Other long-term equity investments are accounted for using cost method where i) the Company and its subsidiaries have no control, joint control, or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of the investments cannot be reliably measured.

(d)	Long-term equity investments impairment

When the recoverable amounts of investments in subsidiaries or associates is less than its book value, the carrying amounts are reduced to recoverable amounts. Please refer to Note 4(14) for details.

For other long-term equity investments, impairment loss is recognized in the income statements based on the shortfall between carrying amounts and the present value of such investments (deriving from discounting of future cash flow of similar investments at current market return rate). Please refer to Note 4(6)(f) for details.

(10)	Fixed assets and depreciation

Fixed assets consist of ports facilities, buildings, electric utility plant in service, transportation facilities and others. Fixed assets acquired or constructed are initially recognized at cost. Fixed assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Subsequent costs about fixed assets are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

Depreciation of fixed assets is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired fixed assets, depreciation is provided based on book value after deducting impairment provision over estimated useful life.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(10)	Fixed assets and depreciation (Cont’d)

The estimated useful lives, residual value rates and annual depreciation rates of the fixed assets are as follows:

Estimated
	Estimated	residual	Annual
	useful lives	value rate	depreciation rate

Ports facilities	20-40 years	5%	2.38%-4.75%
Buildings	8-35 years	0%-11%	2.71%-11.88%
Electric utility plant in service	5-35 years	0%-11%	2.71%-20.00%
Transportation facilities	6-14 years	0%-11%	6.79%-16.67%
Others	3-18 years	0%-11%	5.56%-33.33%

At the end of each year, the Company and its subsidiaries review the estimated useful life, estimated residual value and the depreciation method of the fixed assets for adjustment when necessary.

Fixed assets is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of fixed assets less book value and related tax expenses is recorded in the income statements.

The carrying amount of fixed assets is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount. Please refer to Note 4(14).

(11)	Construction-in-progress

Construction-in-progress is recorded at cost. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the assets for their intended use and those borrowing costs arising from borrowings for the purpose of preparing the assets for their intended use and eligible for capitalization. Construction-in-progress is transferred to the fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

When the recoverable amount of construction-in-progress becomes lower than its carrying amount, construction-in-progress is impaired to its recoverable amount. Please refer to Note 4(14).

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(12)	Intangible assets and amortization

Intangible assets are initially recognized at cost. The Company’s intangible assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Intangible assets with definite useful lives are amortized using the straight-line method over their useful lives. The expected useful lives and amortization method applied to intangible assets with definite useful lives are reviewed at each financial year-end and adjusted when necessary.

Intangible assets with indefinite useful lives are not amortized. The useful lives of intangible assets with indefinite useful lives are reviewed in each accounting period.

When the recoverable amount of intangible assets becomes lower than their carrying amount, the intangible assets are impaired to their recoverable amount. Please refer to Note 4(14).

(13)	Goodwill

Goodwill is the excess of equity investment cost over the proportionate share of the fair value of the net identifiable assets of the investees on the date of exchange, or the cost of business combination not under common control over the proportionate share of the fair value of the net identifiable assets on the acquisition date. Goodwill arising from business combinations is presented separately on consolidated financial statements.

Separately presented goodwill in consolidated financial statements is tested for impairment at least annually. When performing impairment test, the carrying amount of goodwill is allocated to assets group or group of assets groups that are expected to benefit from the synergies arising from the business combination. The Company and its subsidiaries allocate goodwill to assets group or group of assets groups primarily based on region where they operate. Please refer to Note 4(14) for the accounting policy of impairment of assets group or group of assets groups. Goodwill is presented at cost less accumulated impairment loss as at period end.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(14)	Non-financial assets impairment

Separately presented goodwill in consolidated financial statements and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Fixed assets, construction-in-progress, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the assets group or group of assets groups to which asset belongs. An asset group is the smallest group of assets that independently generates cash flows.

The non-financial assets impairment referred above cannot be reversed after recognition even if the amount is recovered subsequently.

(15)	Borrowing costs

The borrowing costs incurred which are directly attributable to the acquisition or construction of assets where the acquisition and construction take a substantial period of time to get ready for the intended use, are capitalized and recorded in the costs of the assets when the capital expenditure and borrowing costs are incurred and the necessary acquisition or construction activities to prepare the asset for its intended use begin. The capitalization of the borrowing costs is ceased when the asset under acquisition or construction is ready for the intended use, and the borrowing costs incurred afterward are expensed off. If the acquisition or construction of an asset is interrupted abnormally for more than 3 months, the capitalization of the borrowing costs is suspended till such activities resume. For specific borrowings for the acquisition or construction of an asset eligible for capitalization, the capitalized amount of interests is determined based on the interest expense incurred after deducting any interest income earned from the deposits or investment income from the temporary investment funded by the unused borrowing balance. For general borrowings used for acquisition or construction of an asset eligible for capitalization, the Company and its subsidiaries determine the capitalized interest by multiplying the weighted average excess of accumulated capital expenditure over specific borrowings by the capitalization rate of such general borrowings. The capitalization rate is determined according to the weighted average interest rate of the general borrowings.

Other borrowing costs are expensed in the current period.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(16)	Payables

Payables including accounts payable, notes payable and other payables, etc. are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(17)	Loans

Loans are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method . Loans are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(18)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services.

The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

(19)	Bonds payable

The corporate bonds are initially recorded as liabilities at fair value less transaction cost and subsequently measured at amortized cost using the effective interest method over the terms of the bonds.

Interest expenses are expensed as incurred, unless capitalization criteria are met.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(20)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(a)	The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(b)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(21)	Revenue recognition

Revenue is recognized based on the following methods:

The amount of revenue was determined by the fair value of the amount received or receivable according to contract or agreement, when sales of goods and rendering of services occur during the operating activities of the Company and its subsidiaries. Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(21)	Revenue recognition (Cont’d)

(a)	Product sales revenue

Product sales revenue mainly refers to amounts earned from electricity sales (net of related taxes). The Company and its subsidiaries recognize revenue when electricity is sold to consumers.

(b)	Service revenue

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

(c)	Other income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

(22)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(a)	Operating lease (Lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(b)	Finance lease (Lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values shall be recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in other non-current assets and current portion of non-current assets respectively.

Please refer to Note 4(6)(f) for impairment test of the finance lease receivable.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(23)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and are able to receive them. When government grants are in form of monetary assets, they are measured at the amount received or receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statements over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the income statements when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

(24)	Dividends appropriation

Cash dividend is recognized as a liability in the period when the proposed dividend is approved by the general meeting of shareholders.

(25)	Business combinations

Business combinations under common control refers to combinations where the combining entities are controlled by the same party or parties before and after the combination and that control is not transitory; business combinations not under common control refers to combinations where the combining entities are not controlled by the same party or parties before and after the combination.

(a)	Business combinations under common control

The acquirer measures both the consideration paid and net assets obtained at their carrying amounts. The difference between the carrying amounts of the net assets obtained and the carrying amount of the consideration paid is recorded in capital surplus, with any excess over capital surplus being adjusted against undistributed profits.

Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds to effect the business combination are recorded in the initial measurement of the equity instruments and bonds respectively.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(25)	Business combinations (Cont’d)

(b)	Business combinations not under common control

The cost of an combination is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the combination. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the combination date. The excess of the combination cost over the fair value of the Company and its subsidiaries’ share in the identifiable net assets acquired is recorded as goodwill. If the combination cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statements.

(26)	Preparation of consolidated financial statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are consolidated from the date when control is transferred to the Company. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

For subsidiaries acquired under business combinations not under common control, when preparing consolidated financial statements, adjustments are made on the financial statements of subsidiaries based on the fair value of the net identifiable assets acquired on the acquisition date. For subsidiaries acquired under business combinations under common control, when preparing consolidated financial statements, the consolidated financial statements include the assets, liabilities, operating results and cash flows of such subsidiaries from the earliest period presented as if the business combinations had occurred at the beginning of the earliest comparative period presented and the net profit of the acquiree realized before combination date is separately disclosed in the consolidated income statements.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(27)	Segment Reporting

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reporting segment and present the segment information.

The operation segment is a component in the company and its subsidiaries that meets all the conditions below: (1) the component earns revenue and incurs expense during the daily operation activities; (2) the management of the company and its subsidiaries can regularly review the component’s operation results in order to make decision on allocating resources and assessing performance; (3) the component’s financial performance, operating results, cash flow and other related information are available. When the two or more operation segments have similar economical characteristic and meet certain conditions, the Company and its subsidiaries will combine them as one operation segment.

(28)	Determination of the fair value of financial instruments

When an active market exists for a financial instruments, fair value is determined based on quoted prices in the active market. When no such an active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc. When applying valuation techniques, the Company and its subsidiaries use market parameters, rather than specific parameters of the Company and its subsidiaries, to the fullest extent possible.

(29)	Changes in accounting estimates

Changes in accounting estimates refer to adjustments on the carrying amount of an asset or a liability, or on the amount of the regular consumption of an asset, as a result of the change in circumstances, and the expected future benefits and obligations associated with the asset or liability. The Company and its subsidiaries apply the changes in accounting estimates prospectively.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(30)	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment, in accordance with the accounting policy stated in Note 4(13) and 4(12).The recoverable amounts of assets group or group of assets groups have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

(b)	Useful life of power generation licence

As at period end, management of the Company and its subsidiaries considered the estimated useful lives for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

(c)	Useful lives of fixed assets

Management of the Company decided the estimated useful lives of fixed assets and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the carrying amount of fixed assets.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(30)	Critical accounting estimates and judgments (Cont’d)

(d)	Estimated impairment of fixed assets

The Company and its subsidiaries test whether fixed assets suffered any impairment whenever any impairment indication exists. In accordance with Note 4(14), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of fixed assets.

(e)	Estimate of income tax expense

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit. It is reasonably possible, based on existing knowledge, that outcomes that are different from assumptions of future taxable profit could require a material adjustment of deferred income tax assets.

(f)	Estimate of coal price

The Company and its subsidiaries have not entered into the major coal purchase contracts with the main coal suppliers and the coal purchase from whom were accounted for based on estimated coal price, which is the best estimate based on the acknowledge of the fuel market. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of inventory and operating cost.

(31)	Changes in principal accounting policies

Segment Reporting

Prior to 1 January 2009, the Company and its subsidiaries presented the segment information by geographical segments and business segments. The Company and its subsidiaries used the geographical segments as primary reporting format and the business segments as secondary reporting format.

4.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(31)	Changes in principal accounting policies (Cont’d)

Segment Reporting (Cont’d)

In accordance with the “Interpretation of Accounting Standards for Business Enterprises No.3” promulgated by Ministry of Finance on 11 June 2009, the Company and its subsidiaries no longer present the segment information by geographical segments and business segments as the primary and secondary reporting format since 1 January 2009. The Company and its subsidiaries determine the operation segments based on the internal organization structure, management requirement and internal reporting system, and present segment information of the reporting segments based on the operating segments.

The segment information for the year ended 31 December 2008 has been reclassified according to the requirements above.

5.	TAXATION

(1)	Value Added Tax (“VAT”)

The domestic power sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(2)	Goods and Service Tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subject to GST of the country where they operate, with applicable tax rate of 7%.

(3)	Income tax

On 16 March 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from 1 January 2008. Branches and subsidiaries of the Company which used to enjoy preferential tax rates or holidays will transit to 25% gradually in the next five years from 1 January 2008 onwards. The subsidiaries with applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. In accordance with Guo Fa [2007]39, since 1 January 2008, the enterprises which used to enjoy tax holidays such as two-years’ tax exemption and three-years’ 50% tax rate deduction are grandfathered by the original tax laws, administrative regulations and relevant circulars till the expiration of their tax holidays. However, for those whose tax holiday has not commenced due to tax-losses, the tax holiday is deemed to begin from 2008 onwards.

The oversea subsidiaries of the Company applies income tax rate of 17%.

6.	SUBSIDIARIES

(1)	Subsidiaries acquired from business combinations under common control

				Percentage of equity
				interest or		Included in
			Business nature	percentage of voting		consolidated
Name of	Place of	Registered capital	and scope	right held by		financial
investee	registration	or paid-in capital	of operations	the Company		statements
				Direct	Indirect

Huaneng (Suzhou Industrial Park)	Suzhou, Jiangsu Province	RMB632,840,000	Power generation	75%	―	Yes
Power Generation Co. Ltd.
(“Taicang Power Company”)

Huaneng Qinbei	Jiyuan, Henan Province	RMB810,000,000	Power generation	60%	―	Yes
Power Generation Limited
Liability Company
(“Qinbei Power Company”)

Huaneng Yushe Power	Yushe County, Shanxi Province	RMB615,760,000	Power generation	60%	―	Yes
Generation Co., Ltd.
(“Yushe Power Company”)

Huaneng Hunan Yueyang	Yueyang, Hunan Province	RMB1,055,000,000	Power generation	55%	―	Yes
Power Generation Limited
Liability Company
(“Yueyang Power Company”)

Huaneng Chongqing Luohuang	Chongqing	RMB1,658,310,000	Power generation	60%	―	Yes
Power Generation Limited
Liability Company
(“Luohuang Power Company”)

Huaneng Pingliang	Pingliang, Gansu Province	RMB924,050,000	Power generation	65%	―	Yes
Power Generation Limited
Liability Company
(“Pingliang Power Company”)

Huaneng Nanjing Jinling	Nanjing, Jiangsu Province	RMB1,302,000,000	Power generation	60%	―	Yes
Power Company
(“ Jinling Power Company”)

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

6.	SUBSIDIARIES (Cont’d)

(2)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

				Percentage of equity
				interest or		Included in
			Business nature	percentage of voting		consolidated
Name of	Place of	Registered capital	and scope	right held by		financial
investee	registration	or paid-in capital	of operations	the Company		statements
				Direct	Indirect

Huaneng Weihai Power	Weihai, Shandong province	RMB761,838,300	Power generation	60%	―	Yes
Limited Liability Company
(“Weihai Power Company”)

Huaneng Taicang Power	Taicang, Jiangsu Province	RMB804,146,700	Power generation	75%	―	Yes
Co., Ltd.
(“Taicang II Power Company”)

Huaneng Huaiyin Power	Huai’an, Jiangsu Province	RMB265,000,000	Power generation	100%	―	Yes
Generation Co.Ltd.
(“Huaiyin Power Company”)

Huaneng Huaiyin II Power	Huai’an, Jiangsu Province	RMB774,000,000	Power generation	63.64%	―	Yes
Limited Company
(“Huaiyin II Power Company”)

Huaneng Xindian Power	Zibo, Shandong province	RMB100,000,000	Power generation	95%	―	Yes
Co., Ltd.
(“Xindian II Power Company”)

Huaneng Shanghai Combined	Shanghai	RMB699,700,000	Power generation	70%	―	Yes
Cycle Power Limited
Liability Company
(“Shanghai Combined
Cycle Power Company”)

Huaneng Power International	Beijing	RMB200,000,000	Coal wholesale	100%	―	Yes
Fuel Limited Liability Company
(“Fuel Company”)

SinoSing Power Pte. Ltd	Singapore	USD985,000,100	Investment holding	100%	―	Yes
(“SinoSing Power”)

Huaneng Shanghai Shidongkou	Shanghai	RMB990,000,000	Power generation	50%	―	Yes
Power Generation Limited
Liability Company
(“Shidongkou Power Company”)*

Huade County Daditaihong	Huade County, Inner Mongolia	RMB5,000,000	Wind Power exploitation	99%	―	Yes
Wind Power Utilization			and utilization
Limited Liability Company
(“Daditaihong”)

6.	SUBSIDIARIES (Cont’d)

(2)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (Cont’d)

				Percentage of equity
				interest or		Included in
			Business nature	percentage of voting		consolidated
Name of	Place of	Registered capital	and scope	right held by		financial
investee	registration	or paid-in capital	of operations	the Company		statements
				Direct	Indirect

Huaneng Nantong Power Generation Limited Liability Company (“Nantong Power Company”)	Nantong, Jiangsu Province	RMB1,560,000,000	Power generation	70%	―	Yes

Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) *	Yingkou, Liaoning Province	RMB720,235,000	Loading and conveying services	50%	―	Yes

Huaneng Hunan Xiangqi Hydropower Co., Ltd. (“Xiangqi Hydropower “)	Qiyang County, Hunan Province	RMB100,000,000	Construction, operation and management of hydropower and related projects	100%	―	Yes

Kaifeng Xinli Power Generation Co., Ltd (“Kaifeng Xinli”)	Kaifeng, Henan Province	RMB146,920,000	Power generation	―	55%	Yes

Tuas Power Ltd. (“Tuas Power”)	Singapore	SGD1,178,050,000	Power generation and related byproducts, derivatives; developing power supply resources and operating electricity	―	100%	Yes

Tuas Power Supply Pte Ltd. (“TPS”)	Singapore	SGD500,000	Power sales	―	100%	Yes

Tuas Power Generation Pte. Ltd. (“TPG”)	Singapore	SGD1	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	―	100%	Yes

Tuas Power Utilities Pte Ltd. (“TPU”)	Singapore	SGD2	Render of utility services	―	100%	Yes

TPGS Green Energy Pte Ltd. (“TPGS”)	Singapore	SGD1,000,000	Render of utility services	―	75%	Yes

New Earth Pte Ltd. (“NewEarth”)	Singapore	SGD10,111,841	Waste recycling advisory	―	60%	Yes

New Earth Singapore Pte Ltd. (“NewEarth Singapore”)	Singapore	SGD12,516,050	Industrial waste management and recycling	―	75%	Yes

*	Pursuant to agreements with other shareholders, the Company has controls over these entities.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Cash

		30 June 2009			31 December 2008
		Original			Original
		currency	Exchange	RMB	currency	Exchange	RMB
		amount	rate	equivalent	amount	rate	equivalent

Cash	- RMB	1,462,679	1	1,462,679	929,268	1	929,268
	- SGD	7,002	4.7139	33,007	1,815	4.7530	8,624

Sub-total			1,495,686			937,892

Bank deposits	- RMB	4,430,849,708	1	4,430,849,708	4,437,216,727	1	4,437,216,727
	- USD	23,492,589	6.8319	160,508,014	22,940,901	6.8346	156,761,766
	- Japanese yen	81,114,378	0.0711	5,735,476	81,134,919	0.0757	6,104,591
	- SGD	351,623,745	4.7139	1,657,519,172	245,077,327	4.7530	1,164,852,534

Sub-total			6,254,612,370			5,764,935,618

Total cash			6,256,108,056			5,765,873,510

Please refer to Note 7(37) for the balances and changes of cash and cash equivalents stated in the cash flow statement.

Please refer to Note 10(6) for cash deposits in a related party.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(2)	Derivative financial assets and liabilities

	30 June	31 December
	2009	2008

Derivative financial assets:
– Hedging instrument of cash flow hedge (fuel contract)	225,980,526	(17,008,429)
– Hedging instrument of cash flow hedge (exchange forward contract)	―	1,767,465
– Financial instrument at fair value through profit or loss (fuel contract)	(9,664,233)	30,720,348

Total	216,316,293	15,479,384

Derivative financial liabilities:
– Hedging instrument of cash flow hedge (fuel contract)	10,431,247	540,518,755
– Hedging instrument of cash flow hedge (exchange forward contract)	21,332,963	12,379,336
– Financial instrument at fair value through profit or loss (fuel contract)	―	6,785,573

Total	31,764,210	559,683,664

An oversea subsidiary of the Company uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiary also uses fuel swap contracts to hedge its fuel price risk arising from highly probable forecast fuel purchases.

The fair value of the exchange forward contracts and fuel swap contracts was measured based on market price.

(3)	Notes receivable

	30 June	31 December
	2009	2008

Banking notes receivable	565,700,797	585,255,246
Commercial notes receivable	81,000,000	81,000,000

	646,700,797	666,255,246

As at 30 June 2009, the balance of notes discounted by the Company and its subsidiaries that are yet to mature amounted to RMB202,150,000 (Note 7(14)) (31 December 2008: RMB884,956,687 and among which RMB500,000,000 arised from intragroup transactions between the Company and its subsidiaries and was discounted by the notes taker to the bank. The balance referred above was fully eliminated when preparing the consolidated financial statements of the Company and its subsidiaries).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Accounts receivable and other receivables

(a)	Accounts receivable

	30 June	31 December
	2009	2008

Accounts receivable	7,310,797,466	7,285,679,336
Less: provision for doubtful accounts	(154,646,451)	(157,434,947)

	7,156,151,015	7,128,244,389

The ageing analysis of accounts receivable and provision for doubtful accounts are as follows:

	30 June 2009			31 December 2008
			Provision for			Provision for
			doubtful			doubtful
Ageing	Amount	Percentage	accounts	Amount	Percentage	accounts

Within 1 year	7,181,484,385	98%	(25,414,104)	7,153,670,748	98%	(25,588,922)
2-3 years	―	―	―	11,828	―	―
Over 3 years*	129,313,081	2%	(129,232,347)	131,996,760	2%	(131,846,025)

	7,310,797,466	100%	(154,646,451)	7,285,679,336	100%	(157,434,947)

*    As at 30 June 2009, the accounts receivable aging over 3 years was that of one subsidiary due from local customers. The subsidiary has provided for this receivable based on the operating and financial situation of local customers.

As at 30 June 2009, no accounts receivable of the Company and its subsidiaries was secured to a bank as collateral against a short-term loan (Note 7(14)) (31 December 2008: accounts receivable of the company and its subsidiaries approximately RMB 505 million was secured to a bank as collateral against a short-term loan of RMB500 million).

As at 30 June 2009, the individually significant (over 10% of accounts receivable balance) accounts receivable of the Company and its subsidiaries amounted to RMB 3,000,731,996 (31 December 2008: RMB 2,346,034,442), representing 41.05% (31 December 2008: 32.20%) of the total accounts receivable. There was no bad debt provision made on these accounts receivable based on the assessment as at 30 June 2009 (31 December 2008: Nil).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Accounts receivable and other receivables (Cont’d)

(a)	Accounts receivable (Cont’d)

As at 30 June 2009, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

As at 30 June 2009, the five largest accounts receivable of the Company and its subsidiaries amounted to RMB4,150,796,357 (31 December 2008: RMB3,322,989,749), which aged within 1 year and represented 56.78% (31 December 2008: 45.61%) of the total accounts receivable.

(b)	Other receivables

	30 June	31 December
	2009	2008

Other receivables	663,825,132	450,314,272
Less: provision for doubtful accounts	(26,328,132)	(26,332,667)

	637,497,000	423,981,605

The ageing analysis of other receivables and bad debt provision is as follows:

	30 June 2009			31 December 2008
			Provision for			Provision for
			doubtful			doubtful
Ageing	Amount	Percentage	accounts	Amount	Percentage	accounts

Within 1 year	518,256,395	79%	(605,847)	348,865,210	77%	(601,227)
1-2 years	47,790,055	7%	―	16,632,677	4%	―
2-3 years	28,299,431	4%	(231,257)	16,794,289	4%	(231,257)
Over 3 years	69,479,251	10%	(25,491,028)	68,022,096	15%	(25,500,183)

	663,825,132	100%	(26,328,132)	450,314,272	100%	(26,332,667)

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Accounts receivable and other receivables (Cont’d)

(b)	Other receivables (Cont’d)

As at 30 June 2009, the individually significant (over 10% of other receivables balance) other receivables of the Company and its subsidiaries amounted to RMB107,049,233 (31 December 2008: RMB98,070,655), representing 16.13% (31 December 2008: 21.78%) of the total other receivables. There was no bad debt provision made on these other receivables based on the assessment as at 30 June 2009(31 December 2008: Nil).

As at 30 June 2009, the five largest other receivables of the Company and its subsidiaries amounted to RMB200,271,474 (31 December 2008: RMB180,347,831), representing 30.17% (31 December 2008: 40.05%) of total other receivables.

There was no other receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

Please refer to Note 10 for related party balances.

(5)	Advances to suppliers

Advances to suppliers are mainly prepayments for coal. The ageing analysis is as follows:

	30 June 2009		31 December 2008
Ageing	Amount	Percentage	Amount	Percentage

Within 1 year	1,973,564,694	99%	635,962,813	97%
1-2 years	1,311,514	―	4,272,616	1%
2-3 years	531,886	―	2,742,446	―
Over 3 years	17,859,247	1%	16,159,247	2%

	1,993,267,341	100%	659,137,122	100%

As at 30 June 2009, there were no advances to shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

Please refer to Note 10 for related party balances.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(6)	Inventories

	30 June	31 December
	2009	2008

Fuel for power generation (coal and oil)	3,183,163,611	3,986,444,824
Materials and spare parts	1,365,861,348	1,332,086,255

	4,549,024,959	5,318,531,079

Less: provision for inventory - spare parts	(146,902,085)	(148,683,918)

	4,402,122,874	5,169,847,161

(7)	Available-for-sale financial assets

	30 June	31 December
	2009	2008

Available-for-sale equity instrument	2,366,115,570	1,262,042,775

Available-for-sale financial assets represent the equity investment in China Yangtze Power Co. Ltd.(“Yangtze Power”). As at 30 June 2009, the Company had approximately 171.71 million shares of Yangtze Power, representing 1.82% (31 December 2008: approximately 171.71 million shares, 1.82%) of its total share capital. The fair value of the above available-for-sale equity instrument as at 30 June 2009 was determined based on the closing market price of RMB13.78 per share quoted in the Shanghai Stock Exchange on the last trading day of the first half of 2009 (31 December 2008: The stock trading of Yangtze Power has been suspended due to a major assets restructure since 8 May 2008. The fair value per share was calculated as approximately RMB7.35 by making reference to the market price of similar financial assets.).

(8)	Long-term equity investments

	31 December	Current period	Current period	30 June
	2008	additions	deductions	2009

Associates (a)	8,480,020,422	402,216,703	(128,371,829)	8,753,865,296
Other long-term equity investment	269,890,133	―	―	269,890,133
Less: impairment provision for
long-term equity investments	(4,908,243)	―	―	(4,908,243)

	8,745,002,312	402,216,703	(128,371,829)	9,018,847,186

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or remittance of investment income.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(8)	Long-term equity investments (Cont’d)

(a)	Associates

				Percentage of equity
				interest or percentage
			Business nature and	of voting right held by
Name of investee	Place of registration	Registered capital	scope of operations	the Company
				Direct	Indirect

Associates:

Shandong Rizhao Power	Rizhao, Shandong Province	RMB1,245,587,900	Power generation	44%	―
Company Ltd.
(“Rizhao Power Company”)

Shenzhen Energy Group	Shenzhen, Guangdong Province	RMB955,555,556	Development, production and	25%	―
Co., Ltd.			sale of regular energy, new
(“SEG”)			energy and energy construction
			project, etc.

Hebei Hanfeng Power	Handan, Hebei Province	RMB1,975,000,000	Power generation	40%	―
Generation Limited
Liability Company
(“Hanfeng Power Company”)

Chongqing Huaneng Lime	Chongqing	RMB50,000,000	Lime production and sale of	―	25%
Company Limited			construction materials and
(“Lime Company”)			bio-chemical products

China Huaneng Finance	Beijing	RMB2,000,000,000	Provision of deposits services,	20%	―
Corporation Ltd.			loans and finance lease
(“Huaneng Finance”)			arrangement; notes receivable
			and discounting; and entrusted
			loans and investments for
			membership entities within
			Huaneng Group

Huaneng Sichuan Hydropower	Chengdu, Sichuan Province	RMB800,000,000	Development, investment,	49%	―
Co., Ltd.			construction, operation and
(“Sichuan Hydropower Company”)			management of hydropower

Shenzhen Energy	Shenzhen, Guangdong Province	RMB2,202,495,332	Energy and investment in	9.08%	―
Corporation			related industries
(“SEC”)

Yangquan Coal Industry Group	Taiyuan, Shanxi Province	RMB1,000,000,000	Development, investment,	49%	―
Huaneng Coal-fired Electricity			consulting, service
Investment Co., Ltd			and management of coal and
(“Yangmei Huaneng Company”)			power generation projects

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(8)	Long-term equity investments (Cont’d)

(a) Associates (Cont’d)

	Percentage of equity interest held			Cost of investment				Accumulated equity movement			Carrying amount
	31 December	30 June	31 December	Current period	Current period	30 June	31 December	Current period	Current period	30 June	31 December	30 June
	2008	2009	2008	additions	deductions	2009	2008	additions	deductions*	2009	2008	2009

Rizhao Power
Company	44%	44%	561,502,261	―	―	561,502,261	(146,105,475)	―	(1,573,791)	(147,679,266)	415,396,786	413,822,995
SEG	25%	25%	2,269,785,209	―	―	2,269,785,209	1,092,134,365	165,698,000	(125,000,000)	1,132,832,365	3,361,919,574	3,402,617,574
Hanfeng Power
Company	40%	40%	1,382,210,557	―	―	1,382,210,557	(210,193,360)	159,630	―	(210,033,730)	1,172,017,197	1,172,176,827
Lime Company	25%	25%	24,295,710	―	―	24,295,710	3,446,769	409,120	(1,652,500)	2,203,389	27,742,479	26,499,099
Huaneng Finance	20%	20%	440,634,130	―	―	440,634,130	122,635,238	55,216,825	―	177,852,063	563,269,368	618,486,193
Sichuan Hydropower
Company	49%	49%	1,221,257,497	―	―	1,221,257,497	40,607,872	86,301,128	(144,163)	126,764,837	1,261,865,369	1,348,022,334
SEC	9.08%	9.08%	1,448,200,000	―	―	1,448,200,000	82,609,649	94,432,000	―	177,041,649	1,530,809,649	1,625,241,649
Yangmei Huaneng
Company	49%	49%	147,000,000	―	―	147,000,000	―	―	(1,375)	(1,375)	147,000,000	146,998,625

			7,494,885,364	―	―	7,494,885,364	985,135,058	402,216,703	(128,371,829)	1,258,979,932	8,480,020,422	8,753,865,296

*	For the six months ended 30 June 2009, cash dividends amounting to RMB126,652,500 were received from associates of the Company and its subsidiaries (For the six months ended 30 June 2008: Nil).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(9)	Fixed assets and accumulated depreciation

Movement of cost and accumulated depreciation of fixed assets is as follows:

			Electric utility	Transportation
	Ports facilities	Buildings	plant in service	facilities	Others	Total

Cost

31 December 2008	1,315,393,029	2,339,867,070	148,640,166,714	279,266,662	3,146,601,114	155,721,294,589
Reclassification	―	4,146,963	(246,141,713)	―	241,994,750	―
Transfers from construction-in-progress	―	1,340,016	5,189,456,577	―	29,455,604	5,220,252,197
Additions from acquisition	―	―	540,326,429	―	10,394,012	550,720,441
Other additions in current period	―	27,270	67,264,380	―	33,610,070	100,901,720
Current period deductions	―	(1,236,683)	(416,891,124)	―	(8,825,286)	(426,953,093)
Currency translation difference	―	―	(104,889,826)	―	6,150,724	(98,739,102)

30 June 2009	1,315,393,029	2,344,144,636	153,669,291,437	279,266,662	3,459,380,988	161,067,476,752

Accumulated depreciation

31 December 2008	―	800,074,596	57,864,594,999	201,999,211	1,878,440,076	60,745,108,882
Reclassification	―	(188,019)	(140,470,887)	―	140,658,906	―
Additions from acquisition	―	―	482,599,284	―	9,070,086	491,669,370
Current period depreciation	18,705,582	46,251,947	3,832,682,848	6,169,709	116,860,449	4,020,670,535
Current period deductions	―	(999,379)	(319,047,483)	―	(8,709,994)	(328,756,856)
Currency translation difference	―	―	(23,878,465)	―	3,404,948	(20,473,517)

30 June 2009	18,705,582	845,139,145	61,696,480,296	208,168,920	2,139,724,471	64,908,218,414

Impairment provision

31 December 2008	―	―	3,684,555,487	―	―	3,684,555,487
Currency translation difference	―	―	(30,310,565)	―	―	(30,310,565)

30 June 2009	―	―	3,654,244,922	―	―	3,654,244,922

Net book value

30 June 2009	1,296,687,447	1,499,005,491	88,318,566,219	71,097,742	1,319,656,517	92,505,013,416

31 December 2008	1,315,393,029	1,539,792,474	87,091,016,228	77,267,451	1,268,161,038	91,291,630,220

As at 30 June 2009, the net book value of fully depreciated or impaired property and equipment that remains in use amounted to approximately RMB617 million (cost of approximately RMB14.302 billion) (31 December 2008: net book value of approximately RMB373 million, cost of approximately RMB10.784 billion ).

For the six months ended 30 June 2009, depreciation charged to operations cost and general and administrative expenses amounted to RMB4,012,437,352 and RMB7,888,195 (For the six months ended 30 June 2008: RMB3,629,892,418 and RMB18,172,045), respectively.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(10)	Construction materials

	30 June	31 December
	2009	2008

Specialised materials and equipment	3,601,280,872	816,761,736
Prepayments for major equipment	10,795,815,087	10,672,192,685
Tools and spare parts	11,769,943	3,110,187

	14,408,865,902	11,492,064,608

(11)	Construction-in-progress

								Percentage
					Transfers			of capital
					to fixed	Currency		expenditure
		31 December	Additions from	Current period	assets during	translation	30 June	incurred
Project	Budget	2008	acquisition	additions	current period	difference	2009	over budget	Source of financing

Huaneng Yuhuan	7,070,620,362	917,941,912	―	36,161,173	(46,128)	―	954,056,957	94.14%	Funds borrowed from
Power Plant Phase II									financial institutions
project									and internal funds

Huaneng Haimen	9,210,310,000	5,103,900,324	―	1,660,551,061	(4,223,397,200)	―	2,541,054,185	73.55%	Funds borrowed from
Power Plant project									financial institutions
									and internal funds

Jinling Power Company	8,395,210,000	1,489,946,802	―	974,385,768	―	―	2,464,332,570	59.66%	Funds borrowed from
project									financial institutions
									and internal funds

Huaneng Jinggangshan	4,502,700,000	524,682,550	―	431,955,144	―	―	956,637,694	21.25%	Funds borrowed from
Power Plant Phase II									financial institutions
project									and internal funds

Huaneng Yingkou	2,942,340,000	510,277,882	―	630,469,021	―	―	1,140,746,903	38.77%	Funds borrowed from
Co-generation									financial institutions
project									and internal funds

Huaneng Jining Power	2,674,000,000	298,496,945	―	345,411,963	(8,530)	―	643,900,378	51.24%	Funds borrowed from
Plant Expansion									financial institutions
project									and internal funds

Other projects		4,795,545,335	15,920,964	4,812,622,458	(996,800,339)	(2,087,170)	8,625,201,248		Funds borrowed from
									financial institutions
									and internal funds

		13,640,791,750	15,920,964	8,891,556,588	(5,220,252,197)	(2,087,170)	17,325,929,935

Including: capitalized
borrowing cost		778,459,822	―	554,356,558	(302,274,837)	―	1,030,541,543

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(11)	Construction-in-progress

For the six months ended 30 June 2009, interest expense capitalized for construction-in-progress of the Company and its subsidiaries amounted to RMB554,356,558 with capitalization rate of 5.58% per annum (For the six months ended 30 June 2008: RMB450,269,222 with capitalization rate of 6.33% per annum).

As at 30 June 2009 and 31 December 2008, there was no indication that the construction-in-progress of the Company and its subsidiaries was impaired, and thus, no provision for impairment loss was made.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(12)	Intangible assets

			Additions	Current	Current	Current	Currency			Remaining
		31 December	from	period other	period	period	translation	Accumulated	30 June	amortization	Acquisition
	Original cost	2008	acquisition	additions	transfer out	amortization	difference	amortization	2009	period	method

Land use rights	3,662,269,200	2,951,893,142	14,867,400	185,000	(7,843,152)	(39,301,985)	(6,767,399)	(749,236,194)	2,913,033,006	11.5-65 years	Purchase and
											acquisition

Power generation	4,073,277,800	3,811,906,000	―	―	―	―	(31,358,200)	―	3,780,547,800	Not amortized	Acquisition
licence

Others	318,518,335	254,744,312	―	25,190,925	―	(11,313,266)	408,542	(49,487,822)	269,030,513	0.5-49.42 years	Purchase and
											acquisition

Less: Impairment provision
-Land use rights		(217,657,513)	―	―	―	―	1,790,534	―	(215,866,979)

		6,800,885,941	14,867,400	25,375,925	(7,843,152)	(50,615,251)	(35,926,523)	(798,724,016)	6,746,744,340

As at 30 June 2009 and 31 December 2008, no intangible assets of the Company and its subsidiaries were used for pledge or guarantee.

The Company acquired the power generation licence as part of the business combination with Tuas Power. As the power generation licence is expected to be renewed without significant restriction and cost, with the consideration of related future cash flows generated and the expected continuous operations of management, such a power generation licence is considered to have indefinite useful life. The Company and its subsidiaries will perform annual impairment test on the power generation licence as at 2009 year end.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(13)	Goodwill

		Current	Currency
	31 December	period	translation	30 June
	2008	additions	difference	2009

Goodwill	10,800,878,272	―	(86,999,885)	10,713,878,387
Less: impairment provision	(127,913,041)	―	―	(127,913,041)

	10,672,965,231	―	(86,999,885)	10,585,965,346

As at 30 June 2009, goodwill of the Company and its subsidiaries was primarily arising from the acquisitions of subsidiaries under business combinations not under common control.

The Company and its subsidiaries will perform annual impairment test on goodwill as at 2009 year end.

(14)	Short-term loans

		30 June 2009			31 December 2008
		Original			Original
		currency	Exchange	RMB	currency	Exchange	RMB
		amount	rate	equivalent	amount	rate	equivalent

Credit loans	- RMB	13,641,000,000	1	13,641,000,000	16,683,000,000	1	16,683,000,000
	- SGD	15,000,000	4.7139	70,708,500	―	―	―
Guaranteed loans(a)
– Pledge	- RMB	―	―	―	500,000,000	1	500,000,000
– Pledge	- SGD	2,248,875,964	4.7139	10,600,976,407	2,246,482,429	4.7530	10,677,530,983
– Discounted notes	- RMB	202,150,000	1	202,150,000	884,956,687	1	884,956,687

Total				24,514,834,907			28,745,487,670

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(14)	Short-term loans (Cont’d)

(a)	As at 30 June 2009, the guaranteed short-term loans include:

Bank loans of RMB202,150,000 (31 December 2008: RMB884,956,687) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (see Note 7(3)).

Pledged bank loans of RMB10,600,976,407 (31 December 2008: RMB10,677,530,983 ) were pledged by the share of a subsidiary of the Company. The Company and its subsidiaries have no RMB pledged bank loan (31 December 2008: pledged bank loan of RMB 500,000,000 was secured by accounts receivable of the Company with book value amounting to RMB 504,697,201).

As at 30 June 2009, short-term loans of RMB911,000,000 were borrowed from Huaneng Finance, with annual interest rates ranging from 4.78% to 6.72% for the six months ended 30 June 2009 (31 December 2008: RMB1,290,000,000, with annual interest rates ranging from 5.43% to 6.72% for the six months ended 30 June 2008) (see Note 10(5)).

For the six months ended 30 June 2009, annual interest rates of credit RMB loans ranged from 4.09% to 7.47% (for the six months ended 30 June 2008: 4.78% to 7.47% ); annual interest rates of credit SGD loans was 1.81% to 2.10% (for the six months ended 30 June 2008: 1.42% ); annual interest rates of discounted notes loans ranged from 2.28% to 5.70% (for the six months ended 30 June 2008: 6.12% to 7.92%); annual interest rate of pledged short-term RMB loans was 4.54% (for the six months ended 30 June 2008: Nil) and annual interest rates of pledged short-term SGD loans ranged from 1.41% to 2.49% (for the six months ended 30 June 2008: 1.84% to 2.25%).

(15)	Accounts payable

Accounts payable mainly represents the amounts due to coal suppliers. As at 30 June 2009 and 31 December 2008, there was no accounts payable to any shareholder who held 5% or more of the equity interest in the Company, and there was no significant accounts payable aged over 1 year.

Please refer to Note 10 for related party balances.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(16)	Salary and welfare payable

	30 June	31 December
	2009	2008

Salary, bonus, allowance and subsidy	97,462,241	48,227,894
Welfare, award and welfare fund	64,267,385	64,295,238
Social insurance	7,822,131	9,218,130
Including: medical insurance	945,019	3,723,803
basic pension insurance	2,312,002	1,969,031
unemployment insurance	2,069,585	546,480
industrial injury insurance	212,537	4,146
childbirth insurance	135,904	447,445
Singapore central provident funds	1,448,350	1,826,573
Housing fund	31,502,792	27,308,166
Labor union fee and employee education fee	22,912,745	15,026,984
Termination benefits	41,849,987	48,159,648

	265,817,281	212,236,060

(17)	Taxes payable

The detailed breakdown of taxes payable is as follows:

	30 June	31 December
	2009	2008

EIT payable	41,929,386	21,357,282
(Deductible VAT)/VAT payable	(43,719,497)	280,921,813
Others	89,275,189	118,185,294

	87,485,078	420,464,389

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(18)	Dividends payable

	30 June	31 December
	2009	2008

HIPDC	506,666,212	―
Huaneng Group	105,512,455	―
Hebei Provincial Construction Investment Company	60,300,000	―
Jiangsu Provincial Investment & Management Limited Liability Company	41,650,000	―
Liaoning Energy Investment Limited Liability Company	33,291,333	―
Dalian Municipal Investment Company	30,150,000	―
Fujian Investment Enterprises Holdings Company	37,446,667	36,000,000
Gemeng International Co., Ltd.	20,733,907	20,733,907
Other Tradeable A shares	84,983,333	―

	920,733,907	56,733,907

(19)	Other payables

The breakdown of other payables is as follows:

	30 June	31 December
	2009	2008

Payables to contractors	2,220,747,090	1,950,082,803
Payables for purchases of equipment	2,088,108,126	2,157,954,176
Retention monies	776,438,543	444,926,688
Payables for purchases of materials	213,236,041	117,199,062
Payables to HIPDC	108,338,965	101,607,822
Payables to Huaneng Group	189,963	189,963
Accruals of various expenses	83,831,098	78,208,487
Bonus payables for construction	70,866,630	72,316,818
Payables of housing maintenance funds	37,416,958	37,596,563
Payables of pollutants discharge fees	18,411,819	19,963,310
Payables to Yingkou harbor bureau	―	720,235,242
Capacity compensation payables
to the government of Huaiyin
district in Huai’an city	162,000,000	―
Payables for purchases of fuel and
materials from associate company	44,139,864	―
Others	904,820,899	654,113,097

	6,728,545,996	6,354,394,031

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(19)	Other payables (Cont’d)

As at 30 June 2009, there were no other payables due to shareholders who held 5% or more of the equity interest in the Company except for payables due to HIPDC of RMB 108,338,965 and payables due to Huaneng Group of RMB189,963 (31 December 2008: due to HIPDC of RMB 101,607,822, due to Huaneng Group of RMB189,963) mentioned above.

As at 30 June 2009, other payables aged over 1 year amounting to approximately RMB587.01 million (31 December 2008: RMB612.44 million) mainly comprised of payables to contractors and retention monies which have not been settled for construction cost disputation.

Please refer to Note 10 for related party balances.

(20)	Other current liabilities

Other current liabilities are mainly short-term bonds payable. The Company issued RMB 5 billion of unsecured short-term bonds with coupon rate of 1.88% per annum on 24 February 2009. These bonds are denominated in RMB, issued at par and will mature in 365 days from their issue date using the effective annual interest rate of approximately 2.29%. As at 30 June 2009, interest payable on the above-mentioned bonds amounted to approximately RMB32.84 million.

The Company issued RMB 5 billion of unsecured short-term bonds with coupon rate of 4.83% per annum on 25 July 2008. These bonds are denominated in RMB, issued at par and will mature in 365 days from their issue date using the effective annual interest rate of approximately 5.25%. As at 30 June 2009, interest payable on the above-mentioned bonds amounted to approximately RMB227.91 million (31 December 2008: approximately RMB107.33 million).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(21)	Long-term loans

Long-term loans (all were credit loans unless otherwise stated) comprised of:

	30 June	31 December
	2009	2008

Long-term loans from ultimate parent company (a)	800,000,000	2,800,000,000
Long-term bank loans (b)	65,685,920,685	62,509,065,564
Other long-term loans (c)	237,551,830	263,535,882

	66,723,472,515	65,572,601,446

Less: current portion of long-term loans	(10,073,835,161)	(6,545,420,739)

	56,649,637,354	59,027,180,707

(a)	Long-term loans from ultimate parent company

As at 30 June 2009, detailed information of the long-term loans from ultimate parent company is as follows:

	30 June	Repayment	Annual	Current
Lender	2009	Year	interest rate	portion	Terms

RMB loans
Entrusted loans from
Huaneng Group through
Huaneng Finance	600,000,000	2013	4.60%	―	Credit
Entrusted loans from
Huaneng Group through
Huaneng Finance	200,000,000	2013	4.32%	―	Credit

	800,000,000			―

In 2009, the Company and its subsidiaries repaid the long-term loans amounted to RMB2 billion on-lent from Huaneng Group through Huaneng Finance.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(21)	Long-term loans (Cont’d)

(b)	Long-term bank loans

The breakdown of long-term bank loans (including the current portion) is as follows:

	30 June 2009
	Original					Annual
	currency	Exchange	RMB	Less:	Long-term	interest
	amount	rate	equivalent	current portion	portion	rate

Credit loans
– RMB loans	48,672,164,441	1	48,672,164,441	(9,290,098,191)	39,382,066,250	3.60%-7.56%
– US dollar loans	781,810,869	6.8319	5,341,253,679	(5,856,475)	5,335,397,204	2.16%-6.97%
– Euro loans	52,963,201	9.6408	510,607,624	(51,309,039)	459,298,585	2.00%
Guaranteed loans*
– RMB loans	5,000,000,000	1	5,000,000,000	―	5,000,000,000	6.03%-7.05%
– US dollar loans	800,857,110	6.8319	5,472,508,675	(690,119,123)	4,782,389,552	1.83%-6.60%
– Singapore dollar loans	146,245,416	4.7139	689,386,266	―	689,386,266	2.41%

			65,685,920,685	(10,037,382,828)	55,648,537,857

*
Bank loans amounting to approximately RMB3.240 billion and RMB0.884 billion (31 December 2008: approximately RMB1.464 billion and RMB1.006 billion) were guaranteed by HIPDC and Huaneng Group, respectively (see Note 10).

As at 30 June 2009, bank loans borrowed by an oversea subsidiary of the Company amounting to RMB4.038 billion (31 December 2008: RMB4.045 billion) were guaranteed by the Company (see Note 10).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(21)	Long-term loans (Cont’d)

(c)	Other long-term loans

The breakdown of other long-term loans (including the current portion) is as follows:

	30 June 2009
	Original currency	Exchange	RMB
	amount	rate	equivalent

RMB loans	130,000,000	1	130,000,000
US dollar loans	5,714,286	6.8319	39,039,427
Singapore dollar loans	7,350,000	4.7139	34,647,165
Japanese yen loans	476,190,477	0.0711	33,865,238
			237,551,830

Less: current portion of other long-term loans			(36,452,333)

			201,099,497

As at 30 June 2009, the breakdown of other long-term loans is as follows:

Lender	30 June 2009	Loan	Terms of interest rate	Annual portion	Current Terms

RMB loan
Huaneng Finance	130,000,000	2008-2011	4.86%	―	Credit loan
US dollar loan
On-lent foreign loan of	39,039,427	1996-2011	2.99%-5.87%	(19,519,714)	Guaranteed by
the Ministry of Finance				Huaneng Group
Singapore dollar loan	34,647,165	2006-2021	4.25%	―	Credit loan
Japanese yen loan
On-lent foreign loan	33,865,238	1996-2011	2.76%-5.80%	(16,932,619)	Guaranteed by
of the Ministry of Finance				Huaneng Group

	237,551,830			(36,452,333)

As at 30 June 2009, for details of other loans of the Company and its subsidiaries borrowed from Huaneng Finance, please refer to Note 10.

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(22)	Bonds payable

The Company issued bonds with maturity of 5 years, 7 years and 10 years respectively in December 2007. The face value of such bonds is RMB1 billion, RMB1.7 billion and RMB 3.3 billion with annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The net amount of actual proceeds received by the Company were approximately RMB5.885 billion. The Company issued bonds with maturity of 10 years in May 2008. The face value of such bonds is RMB 4 billion with annual interest rate of 5.20%. The net amount of actual proceeds received by the Company were approximately RMB3.933 billion.

The Company issued medium-term note with maturity of 5 years in May 2009. The face value of such bond is RMB4 billion with annual interest rate of 3.72%. The net amount of actual proceeds received by the Company were approximately RMB3.940 billion.

The bonds mentioned-above are denominated in RMB and issued at par. Interest is payable annually using the effective annual interest rates of approximately 6.13%, 6.10%, 6.17%, 5.42% and 4.06% respectively, while principals are paid when the bonds fall due. As at 30 June 2009, interest payable for the bonds mentioned above amounted to approximately RMB230.718 million (31 December 2008: approximately RMB140.983 million ).

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(23)	Deferred income tax assets and liabilities

The gross amount of deferred income tax assets and deferred income tax liabilities is as follows:

(a)	Deferred income tax assets

	30 June 2009		31 December 2008
		Deductible		Deductible
		temporary		temporary
	Amount	difference	Amount	difference

Provision for assets impairment	33,591,608	190,876,269	33,921,374	193,507,767
Fixed assets depreciation	41,227,246	171,944,654	28,772,932	121,958,531
Accrued expenses	13,825,054	64,454,715	13,241,669	63,411,490
Tax refund on purchase of
domestically-manufactured
equipment	215,486,070	896,629,767	111,259,382	485,515,743
Deductible tax losses	239,120,319	1,027,399,979	336,785,320	1,381,828,245
Derivative financial
instruments-fair value change	―	―	102,265,030	568,139,055
Others	101,773,528	433,157,246	105,544,394	470,802,556

	645,023,825	2,784,462,630	731,790,101	3,285,163,387

(b)	Deferred income tax liabilities

	30 June 2009		31 December 2008
		Taxable		Taxable
		temporary		temporary
	Amount	difference	Amount	difference

Fixed assets depreciation	546,772,769	3,212,156,492	461,680,774	2,566,319,782
Intangible assets	701,091,606	4,124,068,271	750,525,887	4,169,588,262
Available-for-sale-fair
value change	363,639,379	1,454,557,518	87,621,181	350,484,723
Derivative financial
instruments-fair value change	33,016,774	194,216,315	―	―
Others	109,159,814	492,688,079	138,510,267	640,595,333

	1,753,680,342	9,477,686,675	1,438,338,109	7,726,988,100

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(23)	Deferred income tax assets and liabilities (Cont’d)

(b)	Deferred income tax liabilities (Cont’d)

The net amount of deferred income tax assets and deferred income tax liabilities are presented net as follows:

	30 June	31 December
	2009	2008

The net amount of deferred income tax assets	296,960,757	384,475,177
The net amount of deferred income tax liabilities	1,405,617,274	1,091,023,185

(24)	Other non-current liabilities

	30 June	31 December
	2009	2008

Environmental subsidy	402,167,847	397,956,271
VAT refund on purchase of domestically-manufactured equipment	1,331,765,840	913,488,274
Others	100,124,706	81,551,248

	1,834,058,393	1,392,995,793

(25)	Share capital

	30 June	31 December
	2009	2008

Tradeable shares (with lock-up limitation)
State-owned shares	1,055,124,549	1,055,124,549
State-owned legal person shares	5,066,662,118	5,066,662,118
Other domestic shares	―	―
Including: domestic legal person shares	―	―
Tradeable shares (without lock-up limitation)
Domestic shares listed in the PRC	2,878,213,333	2,878,213,333
Overseas listed shares	3,055,383,440	3,055,383,440

Sub-total of tradeable shares	12,055,383,440	12,055,383,440

Total shares	12,055,383,440	12,055,383,440

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(26)	Capital surplus

	30 June	31 December
	2009	2008

Share premium	8,588,175,513	8,588,175,513
Other capital surplus-
Changes in fair value of available-for-sale financial assets	941,320,500	106,745,771
Cash flow hedging	129,769,756	(476,600,916)
Others	450,959,024	451,103,187

Subtotal	1,522,049,280	81,248,042

	10,110,224,793	8,669,423,555

(27)	Surplus reserves

	30 June	31 December
	2009	2008

Statutory surplus reserve	6,109,942,374	6,109,942,374
Discretionary surplus reserve	32,402,689	32,402,689

	6,142,345,063	6,142,345,063

No provision was made to the surplus reserves in the current reporting period.

(28)	Unappropriated profit

	For the six months
	ended 30 June
	2009	2008

Undistributed profit brought forward	9,913,855,780	17,221,419,482
Add: net profit / (loss) for the period	1,959,479,637	(470,327,273)
Less: dividends payable-prior year cash dividends
approved at the general meeting of the shareholders	(1,205,633,044)	(3,606,333,876)

Undistributed profit carried forward	10,667,702,373	13,144,758,333

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(28)	Unappropriated profit (Cont’d)

On 18 June 2009, after approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB0.10 (2007 final: RMB0.30) per ordinary share, totaling approximately RMB1,205,633,044 (2007 final: RMB3,606,333,876). For the six months ended 30 June 2009, the Company paid dividend of approximately RMB341,633,044 (for the six months ended 30 June 2008: approximately RMB3,570,333,876).

The maximum amount available for distribution to the shareholders is based on the lower of the amounts (i.e. the sum of current period net profit attributable to shareholders of the Company and undistributed profit brought forward from previous year) determined under the Accounting Standards for Business Enterprises and the International Financial Reporting Standards (“IFRS”) after appropriation to statutory surplus reserve.

(29)	Minority interests

Minority interests attributable to the minority shareholders of the subsidiaries are:

	30 June	31 December
	2009	2008

Weihai Power Company	399,318,913	388,744,523
Huaiyin II Power Company	254,892,869	251,860,843
Taicang Power Company	191,654,318	181,943,875
Taicang II Power Company	221,665,918	180,075,633
Qinbei Power Company	582,348,742	544,607,268
Yushe Power Company	62,650,237	108,457,969
Xindian II Power Company	4,674,364	7,284,371
Yueyang Power Company	453,496,763	482,467,197
Luohuang Power Company	764,053,717	816,630,648
Shanghai Combined Cycle Power Company	243,361,051	249,474,450
Pingliang Power Company	375,465,315	436,268,152
Jinling Power Company	724,335,550	558,644,297
Subsidiaries of SinoSing Power	29,833,965	31,191,066
Shidongkou Power Company	495,000,000	495,000,000
Nantong Power Company	234,000,000	234,000,000
Daditaihong	50,000	50,000
Yingkou Port	362,640,890	359,522,891
The subsidiary of Qinbei Power Company	27,615,151	―

	5,427,057,763	5,326,223,183

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(30)	Operating revenue and operating cost

	For the six months ended 30 June
	2009		2008
	Revenue	Cost	Revenue	Cost

Principal operations	33,396,311,168	28,696,665,953	30,711,810,168	29,289,783,690
Other operations	213,415,915	150,399,217	78,725,685	55,475,538

Total	33,609,727,083	28,847,065,170	30,790,535,853	29,345,259,228

The principal operations of the Company and its subsidiaries are mainly sales of power and heat and port service.

For the six months ended 30 June 2009 and 30 June 2008, the principal revenue from the five largest customers of the Company and its subsidiaries amounted to RMB19,240,291,819 and RMB17,857,617,520, representing 57.61% and 58.15 % of the total principal operating revenue, respectively.

Details of other operating revenue and cost are as follows:

	For the six months ended 30 June
	2009		2008
	Other operating	Other operating	Other operating	Other operating
	revenue	cost	revenue	cost

Sales of fuel and steam	154,361,005	117,118,061	29,895,378	33,967,031
Others	59,054,910	33,281,156	48,830,307	21,508,507

Total	213,415,915	150,399,217	78,725,685	55,475,538

(31)	Tax and levies on operations

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

City construction tax	35,943,153	30,021,165
Education surcharge	33,095,610	26,963,022
Others	9,966,758	1,693,818

	79,005,521	58,678,005

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(32)	Financial expenses, net

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Interest expense	2,238,469,568	1,633,864,752
Less: interest income	(35,193,152)	(38,480,557)
Exchange losses	27,615,104	34,699,608
Less: exchange gains	(66,730,999)	(415,974,307)
Others	44,938,051	24,603,307

	2,209,098,572	1,238,712,803

(33)	Investment income

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Shares of net profit of investees accounted for under equity method	394,121,402	177,360,867

(34)	Income tax expense

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Current period income tax	78,424,945	143,603,437
Deferred income tax	(672,009)	556,643

	77,752,936	144,160,080

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(35)	Earnings / (Loss) per share

Basic earnings / (loss) per share

The basic earnings / (loss) per share is calculated by dividing the consolidated net profit / (loss) attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Consolidated net profit / (loss) attributable
to shareholders of the Company	1,959,479,637	(470,327,273)
Weighted average number of the
Company’s outstanding ordinary shares	12,055,383,440	12,055,383,440

Basic earnings / (loss) per share	0.16	(0.04)

Including:
Continuing operation basic earnings / (loss) per share	0.16	(0.04)
Discontinuing operation basic earnings / (loss) per share	―	―

For the six months ended 30 June 2009, as there were no potential dilutive ordinary shares (for the six months ended 30 June 2008: Nil), both the basic earnings per share and the diluted earnings per share are the same.

(36)	Other comprehensive income

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Available-for-sale financial assets
– Gains / (losses) in current period	1,112,766,306	(831,863,621)
Hedging instruments of cash flow hedge
– Gains in current period	580,413,876	608,548,831
– Transfer from other comprehensive income recorded in
prior period to the income statements in current period	156,758,169	(210,722,458)
Currency translation differences	(22,555,618)	(159,861,780)
Income tax impact of the items
recorded in other comprehensive income	(408,992,950)	136,357,158

Total	1,418,389,783	(457,541,870)

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(37)	Notes to the cash flow statement

(a)	Reconciliation of net profit / (loss) to cash flows from operating activities

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Net profit /(loss)	1,928,965,147	(700,636,389)
Add: reversal for assets impairment	(3,097,512)	(2,511,243)
depreciation of fixed assets	4,020,325,547	3,648,064,463
amortization of intangible assets	47,552,099	39,263,506
amortization of long-term deferred expenses	15,212,008	15,577,014
gains on disposal of fixed assets	(13,993,673)	(22,639)
losses from changes in fair value	32,497,954	103,979,626
financial expenses	2,278,119,398	1,270,248,265
investment income	(394,121,402)	(177,360,867)
non-operating expense / (income)	1,392,127	(12,895,011)
decrease / (increase) in deferred income tax assets	87,478,115	(87,096,199)
(decrease) / increase in deferred income tax liabilities	(88,150,124)	87,652,841
decrease / (increase) in inventories	757,924,773	(1,421,796,310)
increase in operating receivable items	(2,259,672,809)	(184,004,454)
(decrease) / increase in operating payable items	40,038,692	602,082,348
amortization of deferred income	(65,277,311)	(29,123,839)

Net cash flows generated from operating activities	6,385,193,029	3,151,421,112

(b)	Changes in cash and cash equivalents

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Cash at end of period	6,047,452,039	4,550,394,382
Less: cash at beginning of period	(5,566,625,073)	(7,312,264,810)

Net increase / (decrease) in cash	480,826,966	(2,761,870,428)

7.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(37)	Notes to the cash flow statement (Cont’d)

(c)	Cash and cash equivalents

	30 June	31 December
	2009	2008

Cash –
Cash on hand	1,495,686	937,892
Cash in bank	6,254,612,370	5,764,935,618
Less: restricted cash *	(208,656,017)	(199,248,437)

Cash and cash equivalents at end of period	6,047,452,039	5,566,625,073

*	Restricted cash is mainly letter of credit deposit.
(d)	Other cash paid relating to operating activities

Other cash paid relating to operating activities in cash flow statement primarily includes:

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Pollutants discharge fees	209,616,993	242,215,384
Other items	130,653,677	745,453,057

	340,270,670	987,668,441

8.	SEGMENT REPORTING

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The company has determined the operating segments based on these reports. Currently, the operating segments of the Company include power segment and all other segments (port operations).

Senior management evaluates the power business on a geographic basis (the PRC and Singapore).

Senior management assesses the performance of the operating segments based on a measure of profit/(loss) before income tax expense in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price and have been eliminated as internal transactions when preparing the consolidated financial statements.

8.	SEGMENT REPORTING (Cont’d)

			All other
	Power segment		segments	Total
	PRC	Singapore

For the six months ended 30 June 2009
Total revenue	28,811,936,808	4,672,432,386	212,251,075	33,696,620,269
Inter-segment revenue	―	―	(86,893,186)	(86,893,186)

Revenue from external customers	28,811,936,808	4,672,432,386	125,357,889	33,609,727,083

Segment results	1,570,961,356	399,833,679	7,918,259	1,978,713,294

Interest income	30,859,530	3,728,591	605,031	35,193,152
Interest expense	(1,961,463,444)	(176,343,519)	(21,049,599)	(2,158,856,562)
Depreciation and amortization	(3,802,859,813)	(247,319,839)	(22,992,275)	(4,073,171,927)
Net gains on disposal of fixed assets	13,993,655	18	―	13,993,673
Share of profits of associates	345,424,710	―	―	345,424,710
Income tax expense	(33,290,049)	(42,780,627)	(1,682,260)	(77,752,936)

For the six months ended 30 June 2008
Total revenue	27,049,501,456	3,741,034,397	―	30,790,535,853
Inter-segment revenue	―	―	―	―

Revenue from external customers	27,049,501,456	3,741,034,397	―	30,790,535,853

Segment results	(890,753,598)	144,267,597	―	(746,486,001)

Interest income	33,482,880	4,997,677	―	38,480,557
Interest expense	(1,457,849,713)	(115,263,855)	―	(1,573,113,568)
Depreciation and amortization	(3,546,209,148)	(148,527,487)	―	(3,694,736,635)
Net profit on disposal of fixed assets	21,363	1,276	―	22,639
Share of profits of associates	166,779,479	―	―	166,779,479
Income tax expense	(103,984,220)	(40,175,860)	―	(144,160,080)

30 June 2009
Segment assets	145,518,310,878	24,184,721,669	1,540,186,438	171,243,218,985

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	11,935,585,778	153,836,882	1,654,179	12,091,076,839
Investment in associates	8,135,379,103	―	―	8,135,379,103

Segment liabilities	(106,494,433,910)	(15,904,821,156)	(822,012,424)	(123,221,267,490)

31 December 2008
Segment assets	136,478,010,141	23,855,493,121	1,462,562,734	161,796,065,996

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	27,860,583,657	22,516,697,232	1,440,471,061	51,817,751,950
Investment in associates	7,916,751,054	―	―	7,916,751,054

Segment liabilities	(98,700,218,310)	(16,685,978,184)	(743,516,951)	(116,129,713,445)

8.	SEGMENT REPORTING (Cont’d)

A reconciliation of segment result to profit / (loss) before income tax (expense) / benefits is provided as follows:

	For the six months
	ended 30 June
	2009	2008

Segment result	1,978,713,294	(746,486,001)
Reconciling item:
(Loss)/profit related to the headquarters	(20,691,903)	179,428,304
Investment income from Huaneng Finance	48,696,692	10,581,388

Profit / (loss) before income tax (expense) / benefits	2,006,718,083	(556,476,309)

Reportable segments’ assets are reconciled to total assets as follows:

	As at	As at
	30 June	31 December
	2009	2008

Total segment assets	171,243,218,985	161,796,065,996

Reconciling items:
Long-term equity investment on Huaneng Finance	618,486,193	563,269,368
Deferred income tax assets	296,960,757	384,475,177
Prepaid current income tax	153,431,382	172,758,304
Available-for-sale financial assets	2,366,115,570	1,262,042,775
Other long-term equity investment	261,973,500	261,973,500
Corporate assets	146,647,206	147,075,062

Total assets per consolidated balance sheet	175,086,833,593	164,587,660,182

8.	SEGMENT REPORTING (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	30 June	31 December
	2009	2008

Total segment liabilities	(123,221,267,490)	(116,129,713,445)

Reconciling items:
Current income tax liabilities	(41,929,386)	(21,357,282)
Deferred income tax liabilities	(1,405,617,274)	(1,091,023,185)
Corporate liabilities	(6,572,007,829)	(5,772,767,830)

Total liabilities per consolidated balance sheet	(131,240,821,979)	(123,014,861,742)

Other material items:

			Investment
			income from
	Reportable		Huaneng
	segment totals	Headquarters	Finance	Totals

For the six months ended
30 June 2009
Depreciation and amortization	(4,073,171,927)	(9,917,727)	―	(4,083,089,654)
Share of profits of associates	345,424,710	―	48,696,692	394,121,402
Interest expense	(2,158,856,562)	(79,613,006)	―	(2,238,469,568)

For the six months ended
30 June 2008
Depreciation and amortization	(3,694,736,635)	(8,168,348)	―	(3,702,904,983)
Share of profits of associates	166,779,479	―	10,581,388	177,360,867
Interest expense	(1,573,113,568)	(60,751,184)	―	(1,633,864,752)

8.	SEGMENT REPORTING (Cont’d)

Geographical information:

External revenue of the PRC power segment and all other segments formed the total of domestically generated revenue while the external revenue of Singapore power segment represented total external revenue generated outside the PRC. Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	30 June	31 December
	2009	2008

-PRC	130,148,573,283	121,875,543,287
-Singapore	20,422,077,443	20,687,670,657

	150,570,650,726	142,563,213,944

The information on the portion of external revenue of the Company and its subsidiaries which generated from sales to major customers of the Company and its subsidiaries which is equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2009		2008
	Amount	Proportion	Amount	Proportion

Shandong Electric Power Corporation	4,775,013,325	14%	3,830,238,028	12%
Jiangsu Electric Power Company	4,663,897,789	14%	4,987,011,212	16%
Zhejiang Electric Power Corporation	3,627,372,351	11%	3,150,605,433	10%
Liaoning Electric Power Limited Corporation	3,067,428,215	9%	3,377,476,067	11%

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)	Accounts receivable and other receivables

(a) Accounts receivable

	30 June	31 December
	2009	2008

Accounts receivable	3,973,882,458	3,873,554,492
Less: provision for doubtful accounts	―	―

	3,973,882,458	3,873,554,492

The ageing analysis of accounts receivable and related provision for doubtful accounts is as follows:

	30 June 2009			31 December 2008
			Provision for			Provision
			doubtful			for doubtful
Ageing	Amount	Percentage	accounts	Amount	Percentage	accounts

Within 1 year	3,973,882,458	100%	―	3,873,554,492	100%	―

As at 30 June 2009, the individually significant (over 10% of accounts receivable balance) accounts receivable of the Company totaled RMB2,648,358,842 (31 December 2008: RMB2,230,747,332), representing 66.64% (31 December 2008: 57.59%) of total accounts receivable. There was no bad debt provision made on these accounts receivable based on the assessment as at 30 June 2009 (31 December 2008: Nil).

As at 30 June 2009, there were no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

As at 30 June 2009, the five largest accounts receivable of the Company amounting to RMB3,044,034,674 (31 December 2008: RMB2,577,761,778), representing 76.60% (31 December 2008: 66.55%) of total accounts receivable.

Please refer to Note 10 for related party balance.

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(1)	Accounts receivable and other receivables (Cont’d)

(b) Other receivables

	30 June	31 December
	2009	2008

Other receivables	604,699,640	413,375,106
Less: provision for doubtful accounts	(17,898,177)	(17,907,332)

	586,801,463	395,467,774

The ageing analysis of other receivables and provision for doubtful accounts are as follows:

	30 June 2009			31 December 2008
			Provision for			Provision
			doubtful			for doubtful
Ageing	Amount	Percentage	accounts	Amount	Percentage	accounts

Within 1 year	449,272,490	74%	(601,227)	359,151,171	87%	(601,227)
1-2 years	102,314,312	17%	―	1,087,099	―	―
2-3 years	12,273,084	2%	(231,257)	12,112,569	3%	(231,257)
Over 3 years	40,839,754	7%	(17,065,693)	41,024,267	10%	(17,074,848)

	604,699,640	100%	(17,898,177)	413,375,106	100%	(17,907,332)

As at 30 June 2009, the individually significant (over 10% of other receivables balance) other receivables of the Company amounted to RMB315,515,080 (31 December 2008: RMB162,029,542), representing 52.18% (31 December 2008: 39.20%) of total other receivables. There was no bad debt provision made on these other receivables based on the assessment as at 30 June 2009 (31 December 2008: Nil).

As at 30 June 2009, the five largest other receivables of the Company amounted to RMB378,137,469 (31 December 2008: RMB228,581,918), most of which aged within one year, representing 62.53% (31 December 2008: 55.30%) of total other receivables.

As at 30 June 2009 and 31 December 2008, there were no other receivables from shareholders who held 5% or more of the equity interest in the Company.

Please refer to Note 10 for related party balances.

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(2)	Long-term equity investments

	31 December	Current period	Current period	30 June
	2008	additions	deductions	2009

Subsidiaries (a)	17,186,982,299	499,830,000	―	17,686,812,299
Associates	8,452,277,943	401,807,583	(126,719,329)	8,727,366,197
Other long-term equity investment	269,890,133	―	―	269,890,133
Less: impairment provision
for long-term equity investments	(213,760,210)	―	―	(213,760,210)

	25,695,390,165	901,637,583	(126,719,329)	26,470,308,419

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(2)	Long-term equity investments (Cont’d)

(a)	Long-term equity investments in subsidiaries

	Percentage of equity interest held		31 December 2008			30 June 2009
			Carrying	Current	Current	Carrying	Cost of
	31 December	30 June	amount of	period	period	amount of	initial	Additional
	2008	2009	investment	additions	deductions	investment	investment	investment

Weihai Power Company	60%	60%	534,038,793	―	―	534,038,793	474,038,793	60,000,000
Taicang Power Company	75%	75%	469,706,560	―	―	469,706,560	433,059,517	36,647,043
Huaiyin Power Company	100%	100%	760,884,637	―	―	760,884,637	292,513,951	468,370,686
Huaiyin II Power Company	63.64%	63.64%	572,573,600	19,830,000	―	592,403,600	76,368,000	516,035,600
Yushe Power Company	60%	60%	374,449,895	―	―	374,449,895	134,085,896	240,363,999
Qinbei Power Company	60%	60%	977,325,722	―	―	977,325,722	29,055,599	948,270,123
Xindian II Power Company	95%	95%	442,320,000	―	―	442,320,000	140,100,000	302,220,000
Taicang II Power Company	75%	75%	603,110,000	―	―	603,110,000	37,500,000	565,610,000
Yueyang Power Company	55%	55%	472,984,838	60,000,000	―	532,984,838	200,734,838	332,250,000
Luohuang Power Company	60%	60%	1,249,218,249	―	―	1,249,218,249	740,218,249	509,000,000
Shanghai Combined
Cycle Power Company	70%	70%	489,790,000	―	―	489,790,000	35,000,000	454,790,000
Pingliang Power Company	65%	65%	742,717,154	―	―	742,717,154	600,675,636	142,041,518
Jinling Power Company	60%	60%	812,760,502	300,000,000	―	1,112,760,502	405,960,502	706,800,000
Fuel Company	100%	100%	200,000,000	―	―	200,000,000	200,000,000	―
SinoSing Power	100%	100%	7,069,292,849	―	―	7,069,292,849	7,069,292,849	―
Shidongkou Power Company	50%	50%	495,000,000	―	―	495,000,000	495,000,000	―
Daditaihong	99%	99%	14,692,000	20,000,000	―	34,692,000	14,692,000	20,000,000
Nantong Power Company	70%	70%	546,000,000	―	―	546,000,000	546,000,000	―
Yingkou Port	50%	50%	360,117,500	―	―	360,117,500	360,117,500	―
Xiangqi Hydropower	NA	100%	―	100,000,000	―	100,000,000	100,000,000	―

			17,186,982,299	499,830,000	―	17,686,812,299	12,384,413,330	5,302,398,969

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(3)	Operating revenue from and operating cost

	For the six months ended 30 June
	2009		2008
	Revenue	Cost	Revenue	Cost

Principal operations	18,850,932,840	16,006,431,376	17,099,468,055	16,429,789,151
Other operations	338,670,082	236,593,560	479,633,101	473,318,337

Total	19,189,602,922	16,243,024,936	17,579,101,156	16,903,107,488

The principal operations of the Company are mainly sales of power and heat.

For the six months ended 30 June 2009 and 30 June 2008, the revenue from principal operations from the five largest customers of the Company amounted to RMB13,820,010,873 and RMB13,131,649,394, representing 73.31% and 76.80% of the total revenue from principal operations, respectively.

Other operating revenue and cost are as follows:

	For the six months ended 30 June
	2009		2008
	Other	Other	Other	Other
	operating	operating	operating	operating
	revenue	cost	revenue	cost

Sales of fuel and steam	213,233,873	208,635,289	448,996,785	453,951,931
Others	125,436,209	27,958,271	30,636,316	19,366,406

Total	338,670,082	236,593,560	479,633,101	473,318,337

(4)	Investment income

	For the	For the
	six months ended	six months ended
	30 June 2009	30 June 2008

Shares of net profit of investees accounted for under equity method	393,712,282	176,411,953
Dividends declared by investees accounted for under cost method	126,969,700	207,793,939

	520,681,982	384,205,892

9.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(5)	Other comprehensive income

	For the six months
	ended 30 June
	2009	2008

Available-for-sale financial assets
-Gains / (losses) in current period	1,112,766,306	(831,863,621)
Income tax impact of the items recorded
in other comprehensive income	(278,191,576)	207,965,905

Total	834,574,730	(623,897,716)

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Related parties that control/are controlled by the Company

	Place of	Business nature and	Relationship with	Type of	Legal
Name of entity	registration	scope of operations	the Company	enterprise	representative

Huaneng Group	Beijing	Investments in power stations,	Ultimate parent	State-owned	Cao Peixi
	coal, minerals, railways,	company of	enterprise
	transportation, petrochemical,	the Company
energy-saving facilities, steel,
timber and related industries

HIPDC	Beijing	Investments, construction and	Parent company	Sino-foreign equity	Cao Peixi
	operations of power plants and	of the Company	joint stock
	development, investments and	limited liability
	operations of other export-	company
oriented enterprises

Weihai Power	Weihai	Power generation	A subsidiary of	Limited liability	Huang Jian
Company	Shandong Province	the Company	company

Taicang Power	Suzhou	Power generation	A subsidiary	Limited liability	Lin Weijie
Company	Jiangsu Province	of the Company	company

Taicang II Power	Taicang	Power generation	A subsidiary	Limited liability	Lin Weijie
Company	Jiangsu Province	of the Company	company

Huaiyin Power	Huai’an	Power generation	A subsidiary	Limited liability	Lin Weijie
Company	Jiangsu Province	of the Company	company

Huaiyin II Power	Huai’an	Power generation	A subsidiary	Limited liability	Lin Weijie
Company	Jiangsu Province	of the Company	company

Qinbei Power	Jiyuan	Power generation	A subsidiary	Limited liability	Ye Xiangdong
Company	Henan Province	of he Company	company

Yushe Power	Yushe County	Power generation	A subsidiary	Limited liability	Lin Gang
Company	Shanxi Province	of the Company	company

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(1)	Related parties that control/are controlled by the Company (Cont’d)

	Place of	Business nature and	Relationship with	Type of	Legal
Name of entity	registration	scope of operations	the Company	enterprise	representative

Xindian II Power	Zibo	Power generation	A subsidiary	Limited liability	Huang Jian
Company	Shandong Province	of the Company	company

Yueyang Power	Yueyang	Power generation	A subsidiary	Limited liability	Ye Xiangdong
Company	Hunan Province	of the Company	company

Luohuang Power	Chongqing	Power generation	A subsidiary	Limited liability	Ye Xiangdong
Company		of the Company	company

Shanghai Combined Cycle	Shanghai	Power generation	A subsidiary	Limited liability	Wu Dawei
Power Company		of the Company	company

Pingliang Power	Pingliang	Power generation	A subsidiary	Limited liability	Lin Gang
Company	Gansu Province	of the Company	company

Jinling Power	Nanjing	Power generation	A subsidiary	Limited liability	Lin Weijie
Company	Jiangsu Province	of the Company	company

Fuel Company	Beijing	Coal wholesale	A subsidiary	Limited liability	Liu Guoyue
		of the Company	company

SinoSing Power	Singapore	Investment holding	A subsidiary	Limited liability
		of the Company	company	*

Shidongkou	Shanghai	Power generation	A subsidiary of	Limited liability	Li Shuqing
Power Company		the Company	company

Daditaihong	Huade County,	Wind Power exploitation	A subsidiary of	Limited liability	Lin Weijie
	Inner Mongolia	and utilization	the Company	company

Nantong Power	Nantong	Power generation	A subsidiary of	Limited liability	Lin Weijie
Company	Jiangsu Province	the Company	company

Yingkou Port	Yingkou	Loading and conveying	A subsidiary of	Limited liability	Jiang Peng
	Liaoning Province	service	the Company	company

Xiangqi Hydropower	Qiyang County	Construction, operation and	A subsidiary of	Limited liability	Zhang Jianlin
	Hunan Province	management of hydropower	the Company	company
and related projects

Kaifeng Xinli	Kaifeng	Power generation	A subsidiary of the	Limited liability	Zhao He
	Henan Province	Company’s	company
subsidiary

Tuas Power	Singapore	Power generation and related	A subsidiary of	Limited liability	*
	byproducts, derivatives;	the Company’s	company
	developing power supply	subsidiary
resources and operating
electricity

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(1)	Related parties that control/are controlled by the Company (Cont’d)

	Place of	Business nature and	Relationship with	Type of	Legal
Name of entity	registration	scope of operations	the Company	enterprise	representative

TPS	Singapore	Power sales	A subsidiary of	Limited liability	*
			the Company’s	company
subsidiary

TPG	Singapore	Power generation and related	A subsidiary of	Limited liability	*
		byproducts, derivatives;	the Company’s	company
		developing power supply	subsidiary
resources, operating
electricity and power sales

TPU	Singapore	Render of utility services	A subsidiary of	Limited liability	*
			the Company’s	company
subsidiary

TPGS	Singapore	Render of utility services	A subsidiary of	Limited liability	*
			the Company’s	company
subsidiary

NewEarth	Singapore	Waste recycling advisory	A subsidiary of	Limited liability	*
			the Company’s	company
subsidiary

NewEarth Singapore	Singapore	Industrial waste management	A subsidiary of	Limited liability	*
		and recycling	the Company’s	company
subsidiary

*	Companies in Singapore do not have legal representative person.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(2)	Registered capital or Paid-in capital of related parties that control/are controlled by the Company and respective changes

		Current
	31 December	period	30 June
Name of entity	Currency	2008	additions	2009

Huaneng Group	RMB	20,000,000,000	―	20,000,000,000
HIPDC	USD	450,000,000	―	450,000,000
Weihai Power Company	RMB	761,838,300	―	761,838,300
Taicang Power Company	RMB	632,840,000	―	632,840,000
Taicang II Power Company	RMB	804,146,700	―	804,146,700
Huaiyin Power Company	RMB	265,000,000	―	265,000,000
Huaiyin II Power Company	RMB	774,000,000	―	774,000,000
Qinbei Power Company	RMB	810,000,000	―	810,000,000
Yushe Power Company	RMB	615,760,000	―	615,760,000
Xindian II Power Company	RMB	100,000,000	―	100,000,000
Yueyang Power Company	RMB	1,055,000,000	―	1,055,000,000
Luohuang Power Company	RMB	1,658,310,000	―	1,658,310,000
Shanghai Combined Cycle Power Company	RMB	699,700,000	―	699,700,000
Pingliang Power Company	RMB	924,050,000	―	924,050,000
Jinling Power Company	RMB	1,302,000,000	―	1,302,000,000
Fuel Company	RMB	200,000,000	―	200,000,000
SinoSing Power	USD	985,000,100	―	985,000,100
Shidongkou Power Company	RMB	990,000,000	―	990,000,000
Daditaihong	RMB	5,000,000	―	5,000,000
Nantong Power Company	RMB	1,560,000,000	―	1,560,000,000
Yingkou Port	RMB	720,235,000	―	720,235,000
Xiangqi Hydropower	RMB	―	100,000,000	100,000,000
Kaifeng Xinli	RMB	146,920,000	―	146,920,000
Tuas Power	SGD	1,178,050,000	―	1,178,050,000
TPS	SGD	500,000	―	500,000
TPG	SGD	―	1	1
TPU	SGD	2	―	2
TPGS	SGD	1,000,000	―	1,000,000
NewEarth	SGD	10,111,841	―	10,111,841
NewEarth Singapore	SGD	12,516,050	―	12,516,050

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(3)	Shareholding or equity interest held by parties that control/are controlled by the Company and respective changes

	31 December 2008		Current period additions		30 June 2009
Name of entity	Amount	%	Amount	%	Amount	%

Huaneng Group*	1,075,124,549	8.92	―	―	1,075,124,549	8.92
HIPDC	5,066,662,118	42.03	―	―	5,066,662,118	42.03

For details of shareholding or equity interest in related parties that are controlled by the Company and respective changes, please refer to Note 10(2).

*	A wholly-owned subsidiary of Huaneng Group registered in Hong Kong holds approximately 0.17% of the Company’s H share.

(4)	Nature of related parties that do not control/are not controlled by the Company

Name of related parties	Relationship with the Company

Xi’an Thermal Power Research Institute Co., Ltd.	A subsidiary of Huaneng Group
(“Xi’an Thermal”) and its subsidiaries
Huaneng Energy & Communications Holdings	A subsidiary of Huaneng Group
Co., Ltd. (“HEC”) and its subsidiaries
Huaneng Hulunbeier Energy Development	A subsidiary of Huaneng Group
Company Ltd. (“Hulunbeier Energy”) *
Shandong Huaneng Power Generation Co.,	A subsidiary of Huaneng Group
Ltd. (Shandong Huaneng Company)
Rizhao Power Company	An associate of the Company
Huaneng Finance	An associate of the Company
Lime Company	An associate of the Company’s subsidiary

*
Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”) is a subsidiary of Hulunbeier Energy, who manages their transactions with the Company and its subsidiaries. The disclosed name of related parties is changed from Zhalainuoer Coal to Hulunbeier Energy.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(5)	Related party transactions

(a)
Pursuant to the service agreement entered into between the Company and HIPDC, HIPDC provides transmission service and transformer facilities to some of the power plants of the Company and receives service fees. For the six months ended 30 June 2009, the total amount of service fees was approximately RMB 70 million (For the six months ended 30 June 2008: Nil). The related balances are included in other payables (see note 10(7)).

(b)
HIPDC leased the land use right to Nanjing Power Plant for 50 years from 1 January 1999 at an annual rental payment of RMB1.334 million. For the six months ended 30 June 2009, total rental fees of the land use right were RMB0.667 million (For the six months ended 30 June 2008: RMB0.667 million). As at 30 June 2009, the Company and its subsidiaries did not have above payables to HIPDC.

(c)
Pursuant to a leasing agreement between the Company and HIPDC, HIPDC leases its office building to the Company from 1 January 2005 for 5 years at an annual rental of RMB26 million . For the six months ended 30 June 2009, the rental expense of office building was RMB13 million (For the six months ended 30 June 2008: RMB13 million).The related balances are included in other payables (see note 10(7)).

(d)
Please refer to Note 7(21)(a) for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries. For the six months ended 30 June 2009, total long-term loan interest incurred by the Company and its subsidiaries to Huaneng Finance amounted to RMB34,813,805 (For the six months ended 30 June 2008: RMB68,852,581). The related balances are included in interest payables (see note 10(7)).

(e)
For the six months ended 30 June 2009, drawdown of short-term loans from Huaneng Finance to the Company and its subsidiaries amounted to RMB1 million (For the six months ended 30 June 2008: RMB450 million), and the balances are included in short-term loans (see note 7(14)); No long-term loans drawdowned from Huaneng Finance (For the six months ended 30 June 2008: Nil ), and the balances are included in long-term loans (see note 7(21)); The interest rates for such loans have no material difference from the prevailing average market interest rates. For the six months ended 30 June 2009, total short-term loan interest incurred by the Company and its subsidiaries to Huaneng Finance amounted to RMB29,059,220 (For the six months ended 30 June 2008: RMB60,508,290) while long-term loan interest incurred by the Company and its subsidiaries to Huaneng Finance amounted to RMB3,176,550 (For the six months ended 30 June 2008: Nil). The related balances are included in interest payables (see note 10(7)).

(f)	Please refer to Note 7(21)(b) for details of the long-term bank loans of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(5)	Related party transactions (Cont’d)

(g)
For the six months ended 30 June 2009, certain power plants and subsidiaries of the Company which located in Shandong Province were managed by the Shandong Huaneng Company owned by Huaneng Group and under this arrangement, the company does not pay management fees.

The Company also provides management services to certain power plants owned by Huaneng Group or HIPDC. For the six months ended 30 June 2009, no management service fees were earned for each entity (For the six months ended 30 June 2008: Based on the management service agreements signed by both sides, the Company provided management services to certain power plants owned by Huaneng Group or HIPDC and the service fees earned by the Company amounted to RMB18.42 million).

(h)
For the six months ended 30 June 2009, the coal purchased by the Company and its subsidiaries from Rizhao Power Company amounted to RMB610.60 million (For the six months ended 30 June 2008: Nil)*. The related balances are included in other payables (see note 10(7)).

(i)
For the six months ended 30 June 2009, the coal and transportation services provided by HEC and its subsidiaries to the Company and its subsidiaries amounted to RMB340 million (For the six months ended 30 June 2008: RMB2,809 million)*. The related balances are included in advances to suppliers and accounts payable (see note 10(7)) ..

(j)
For the six months ended 30 June 2009, the coal purchased by the Company and its subsidiaries from Hulunbeier Energy amounted to RMB609.41 million (For the six months ended 30 June 2008: RMB2.97 million)*. The related balances are included in advances to suppliers and accounts payable (see note 10(7)).

(k)
For the six months ended 30 June 2009, the equipment purchased by the Company and its subsidiaries from HEC and its subsidiaries amounted to approximately RMB384 million (For the six months ended 30 June 2008: RMB37 million)*. The related balances are included in construction materials and other payables (see note10(7)).

(l)
For the six months ended 30 June 2009, the lime products purchased by the Company and its subsidiaries from Lime Company amounted to approximately RMB42.71 million (For the six months ended 30 June 2008: RMB39.86 million)*. The related balances are included in accounts payable (see note 10(7)).

(m)
For the six months ended 30 June 2009, the information and technology supporting services rendered by Xi’an Thermal and its subsidiaries to the Company and its subsidiaries amounted to approximately RMB56.19 million (For the six months ended 30 June 2008: RMB99.11 million)*. The related balances are included in construction materials, accounts payable and other payables (see note 10(7)).

(n)
For the six months ended 30 June 2009, the Company and its subsidiaries accrued RMB 3.25 million (For the six months ended 30 June 2008: RMB4.39 million) as the pre-tax compensation for key management personnel.

*	The amounts of related party transactions above have excluded VAT.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(6)	Cash deposits in a related party

	30 June	31 December
	2009	2008

Deposits in Huaneng Finance
-Current deposits	2,859,148,271	3,539,563,599

As at 30 June 2009, the annual interest rates for these current deposits placed with Huaneng Finance ranged from 0.36% to 1.44% (31 December 2008: from 0.36% to 1.44%).

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(7)	Receivables from and payables to related parties

	30 June 2009		31 December 2008
		Percentage		Percentage
		attributable		attributable
		to related		to related
	Amount	balance	Amount	balance

Advances to suppliers
Prepayments to Huaneng Group	―	―	160,000,000	24.27%
Prepayments to Xi’an Thermal and
its subsidiaries	―	―	400,000	0.06%
Prepayments to HEC and its subsidiaries	12,841,904	0.64%	12,841,904	1.95%
Prepayments to Hulunbeier Energy	37,250,400	1.87%	―	―
Other receivables
Receivables from HEC and its subsidiaries	―	―	15,724,800	3.71%
Construction materials
Prepayments to HEC and its subsidiaries	299,773,049	2.08%	152,935,650	1.33%
Prepayments to Xi’an Thermal and
its subsidiaries	859,260	0.01%	―	―
Construction-in-progress
Prepayments to Xi’an Thermal and
its subsidiaries	―	―	2,796,480	0.02%
Accounts payable
Payables to Lime Company	(4,932,119)	0.14%	(7,375,291)	0.25%
Payables to Xi’an Thermal and
its subsidiaries	(2,085,690)	0.06%	(3,684,075)	0.12%
Payables to HEC and its subsidiaries	(151,389,665)	4.20%	(34,281,430)	1.14%
Payables to Hulunbeier Energy	(134,946,608)	3.75%	(49,631,744)	1.66%
Advance from customers
Advance from other subsidiaries
of Huaneng Group	(43,422,656)	53.75%	―	―
Interest payables
Interest payables on loans from
Huaneng Finance	(1,352,133)	0.27%	(4,334,328)	1.02%
Interest payables on loans from
Huaneng Group	(20,536,000)	4.11%	(2,315,333)	0.55%
Other payables
Payables to HIPDC	(108,338,965)	1.61%	(101,607,822)	1.60%
Payables to Huaneng Group	(189,963)	―	(189,963)	―
Payables to Rizhao Power Company	(39,207,745)	0.58%	(9,374,258)	0.15%
Payables to other subsidiaries of
Huaneng Group	(934,192)	0.01%	(842,088)	0.01%
Payables to Xi’an Thermal and
its subsidiaries	(42,688,274)	0.63%	(39,659,017)	0.62%
Payables to HEC and its subsidiaries	(3,554,158)	0.05%	(4,763,479)	0.07%

The receivables and payables with related parties above were unsecured and non-interest bearing.

In addition, please refer to Notes 7(14) and (21) for loan balances borrowed from related parties.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(8)	Related transactions and balances among the Company and its subsidiaries

(a)
For the six months ended 30 June 2009, the Company earned service fees amounting to RMB10,754,161 (For the six months ended 30 June 2008: RMB22,583,075) from its subsidiaries. The related balances are included in other receivables (see note 10(8)(k)).

(b)
For the six months ended 30 June 2009, the Company earned revenue amounting to RMB21,951,043 (For the six months ended 30 June 2008: RMB7,409,231) from its subsidiaries through substituted power generation*. The related balances are included in account receivable (see note 10(8)(k)).

(c)
For the six months ended 30 June 2009, the Company earned revenue amounting to RMB190,120,167 (For the six months ended 30 June 2008: RMB421,546,834) from sales of fuel and materials to its subsidiaries*. The related balances are included in other receivables (see note 10(8)(k)).

(d)
For the six months ended 30 June 2009, the Company earned revenue amounting to RMB326,858 (For the six months ended 30 June 2008: RMB509,899) from sales of heat to its subsidiaries*. As at 30 June 2009, the Company did not have above receivable from the subsidiaries.

(e)
For the six months ended 30 June 2009, the Company earned revenue amounting to RMB9,810,000(For the six months ended 30 June 2008: RMB2,500,000) from rendering repair and maintenance services to its subsidiaries*. The related balances are included in other receivables (see note 10(8)(k)).

(f)
For the six months ended 30 June 2009, the Company earned interest income amounting to RMB85,424,990 (For the six months ended 30 June 2008: Nil) from providing entrusted loans to its subsidiaries. The related balances are included in interest receivables (see note 10(8)(k)).

(g)
For the six months ended 30 June 2009, the Company earned interest income amounting to RMB2,512,125 (For the six months ended 30 June 2008: Nil) from providing loans in uniform arrangement to its subsidiaries. The related balances are included in other non-current assets-loans in uniform arrangement (see note 10(8)(k)).

(h)
For the six months ended 30 June 2009, the Company paid amounting to RMB 1,463,455,684 (For the six months ended 30 June 2008: 1,668,969,492) for purchasing fuels from its subsidiaries*. The related balances are included in advance to suppliers, notes payables and accounts payables (see note 10(8)(k)).

(i)
For the six months ended 30 June 2009, the port service fee providing by its subsidiaries to the Company amounted to RMB 31,100,566 (For the six months ended 30 June 2008: Nil). The related balances are included in accounts payables (see note 10(8)(k)).

(j)	Please refer to Note 11 for details of bank loans of Sinosing Power guaranteed by the Company.

*	The amounts of related party transactions above have excluded VAT.

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(8)	Related transactions and balances among the Company and its subsidiaries (Cont’d)

(k)	Receivables from and payables to subsidiaries of the Company

	30 June 2009		31 December 2008
		Percentage		Percentage
		attributable to		attributable to
	Amount	related balance	Amount	related balance

Accounts Receivable
Receivables from Huaiyin Power Company	25,682,720	0.65%	―	―
Advances to suppliers
Prepayments to Fuel Company	751,409,375	39.18%	370,531,298	55.96%
Interest receivables
Receivables from Weihai Power Company	1,253,750	12.85%	863,500	13.77%
Receivables from Taicang II Power Company	376,125	3.85%	1,141,250	18.20%
Receivables from Daditaihong	379,125	3.88%	68,200	1.09%
Receivables from Shidongkou Power Company	3,136,500	32.14%	2,216,500	35.34%
Receivables from Yushe Power Company	351,050	3.60%	―	―
Receivables from Pingliang Power Company	501,500	5.14%	―	―
Receivables from Luohuang Power Company	1,152,000	11.80%	―	―
Receivables from Jinling Power Company	501,500	5.14%	―	―
Receivables from Huaiyin II Power Company	1,236,000	12.66%	―	―
Dividend receivables
Receivables from Yushe Power Company	31,100,861	53.07%	31,100,861	53.07%
Receivables from Yueyang Power Company	27,500,000	46.93%	27,500,000	46.93%
Other receivables
Receivables from Weihai Power Company	2,223,337	0.38%	6,228,451	1.57%
Receivables from Yueyang Power Company	4,123,963	0.70%	11,164,094	2.82%
Receivables from Luohuang Power Company	15,330,177	2.61%	14,550,177	3.68%
Receivables from Taicang Power Company	2,010,050	0.34%	68,421,000	17.30%
Receivables from Taicang II Power Company	67,076,970	11.43%	―	―
Receivables from Shanghai Combined Cycle
Power Company	982,800	0.17%	46,800	0.01%
Receivables from Xindian II Power Company	252,515,080	43.03%	99,029,542	25.04%
Receivables from Shidongkou Power Company	18,153,911	3.09%	17,865,643	4.52%
Receivables from Daditaihong	600,000	0.10%	―	―
Receivables from Xiangqi Hydropower	8,643,533	1.47%	―	―
Other current assets - Entrusted loans*
Entrusted loans to Weihai Power Company	1,000,000,000	21.07%	400,000,000	16.39%
Entrusted loans to Taicang II Power Company	300,000,000	6.32%	500,000,000	20.49%
Entrusted loans to Daditaihong	310,000,000	6.53%	40,000,000	1.64%
Entrusted loans to Shidongkou Power Company	2,055,000,000	43.32%	1,500,000,000	61.48%
Entrusted loans to Yushe Power Company	280,000,000	5.90%	―	―
Entrusted loans to Pingliang Power Company	400,000,000	8.43%	―	―
Entrusted loans to Jingling Power Company	400,000,000	8.43%	―	―

10.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(8)	Related transactions and balances among the Company and its subsidiaries (Cont’d)

(k)	Receivables from and payables to subsidiaries of the Company (Cont’d)

	30 June 2009		31 December 2008
		Percentage		Percentage
		attributable to		attributable to
	Amount	related balance	Amount	related balance

Other non-current assets - Entrusted loans*
Entrusted loans to Huanyin II Power Company	1,030,000,000	50.74%	―	―
Entrusted loans to Luohuang Power Company	1,000,000,000	49.26%	―	―
Other non-current assets - Loans in
uniform arrangement**
Yueyang Power Company	450,502,425	42.86%	―	―
Qinbei Power Company	600,693,000	57.14%	―	―
Notes payables
Notes payables to Fuel Company	―	―	(500,000,000)	100.00%
Accounts payables
Payables to Fuel Company	(412,155,997)	20.71%	(87,807,559)	6.62%
Payables to Yingkou Port	(3,145,861)	0.16%	―	―
Other payables
Payables to Shanghai Combined Cycle
Power Company	(150,000)	―	(400,000)	0.01%
Payables to Huaiyin Power Company	(14,500)	―	(14,500)	―
Payables to Qinbei Power Company	(14,500)	―	(14,500)	―
Payables to Taicang Power Company	―	―	(14,500)	―
Payables to Fuel Company	(3,900,520)	0.09%	―	―
Payables to Jinling Power Company	(417,200)	0.01%	(417,200)	0.01%
*
As at 30 June 2009, the Company provided unsecured short-term loans amounting to RMB4.75 billion (31 December 2008: RMB2.44 billion) with maturity of 1 year to its subsidiaries through Huaneng Finance. The annual interest rates ranged from 4.51% to 7.47% for the six months ended 30 June 2009(For the six months ended 30 June 2008: Nil). As at 30 June 2009, the Company provided unsecured long-term loans amounting to RMB2.03 billion (31 December 2008: Nil) with maturity of 3 years to its subsidiaries through Huaneng Finance. The annual interest rate was 4.32% for the six months ended 30 June 2009(For the six months ended 30 June 2008: Nil). For the six months ended 30 June 2009, the interest income of these short-term and long-term loans amounted to RMB 85.43million (For the six months ended 30 June 2008: Nil). The related balances are included in interest receivables.

**
As at 30 June 2009, the Company provided unsecured long-term loans amounting to RMB1.05 billion (31 December 2008: Nil) with maturity of 3 years to its subsidiaries through Huaneng Finance. The annual interest rates ranged from 4.16% for the six months ended 30 June 2009 (For the six months ended 30 June 2008: Nil). For the six months ended 30 June 2009, the interest income of these loans in uniform arrangement amounted to RMB 2.51million (For the six months ended 30 June 2008: Nil). The related balances are included in other non-current assets-loans in uniform arrangement.

The transactions and balances among the Company and its subsidiaries referred above were fully eliminated when preparing the consolidated financial statements of the Company and its subsidiaries.

11.	CONTINGENT LIABILITY

	30 June 2009
	The Company and
Item	its subsidiaries	The Company

Guarantees on the long-term bank
loans of SinoSing Power	―	4,038,150,254

Guarantees on the long-term bank loans above had no significant financial impact on the operations of the Company.

12.	COMMITMENTS

Expenditure on construction projects which mainly relate to the construction of new power projects and renovation projects and purchase of coal which were contracted but not recognized in Balance Sheet as at 30 June 2009 amounted to approximately RMB29.376 billion (31 December 2008: RMB23.799 billion).

From 2004 to 2007, the Company entered into various long-term agreements with its coal suppliers for the purchase of coal used for power generation from the year 2005 to 2009. These agreements are subject to termination only under certain limited circumstances. In most cases, these agreements contain provisions for price escalation and minimum purchase level clauses. The future purchase commitments under the agreements above are as follows:

30 June 2009

2009	2,536,944,400

The Company entered into various operating lease arrangements for land and buildings. Total non-cancellable future minimum lease payments for these operating leases are as follows:

	30 June	31 December
	2009	2008

Land and buildings
Within 1 year	30,470,340	31,707,485
1-2 years	3,253,383	3,253,383
2-3 years	3,253,383	3,253,383
After 3 years	109,511,682	111,138,373

	146,488,788	149,352,624

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount.

12.	COMMITMENTS (Cont’d)

Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB694 million based on current market price as at 30 June 2009. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission.

As at 30 June 2009, SinoSing Power has the following purchase commitments with subsidiaries of Temasek Holdings (Private) Limited in Singapore:

(i)
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to 31 December 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 30 June 2009, the unit contract price was RMB 58,245 per BBtu.

(ii)
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to 31 December 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 30 June 2009, the unit contract price was RMB75,189 per BBtu.

On 21 April 2009, The Company entered into an equity transfer agreement with Huaneng Group in acquiring 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company for a consideration of RMB1.076 billion. On the same day, the Company also entered into an equity transfer agreement with HIPDC in acquiring 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company for a consideration of RMB1.272 billion. These two acquisitions above have been approved in the annual general meeting of the shareholders on 18 June 2009, and are now subject to the approval of State-owned Assets Supervision and Administration Commission of the State Council.

13.	NET PROFIT / (LOSS) AFTER DEDUCTING NON-RECURRING ITEMS

	For the six months
	ended 30 June
	2009	2008
		(Restated)

Net profit / (loss)	1,928,965,147	(700,636,389)
Add / (less): Pre-tax gain on disposals of non-current assets	(13,993,673)	(22,639)
Loss from changes in fair value of derivative
financial instruments	32,497,954	103,979,626
Reversal of provision for doubtful accounts
receivable individually tested for impairments	(2,622,833)	(3,889,589)
Other pre-tax non-operating expenses, net	(65,297,820)	(76,187,699)
Income tax impact on non-recurring items above	9,589,211	(16,547,394)

Net profit/(loss) after deducting non-recurring items	1,889,137,986	(693,304,084)

Including:
Attributable to Shareholders of the Company	1,920,074,126	(442,894,122)
Attributable to Minority interests	(30,936,140)	(250,409,962)

Basis of preparing breakdown of non-recurring items

In accordance with “Interpretation on Information Disclosures of Listed Companies No.1 - Non-recurring Items [2008]” promulgated by China Securities Regulatory Commission in October 2008, non-recurring items refer to those transactions or events which do not directly relate to business operations or those which relate to business operations but will distort the appropriate judgment made by the user of financial statements on the operating performance and profitability of the Company due to their special and non-recurring nature. The Company and its subsidiaries restated the net loss after deducting non-recurring items for the six months ended 30 June 2008 in accordance with above regulation.

Supplemental Information (Unaudited)
IMPACT OF ADJUSTMENTS FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) ON NET PROFIT /(LOSS) AND NET ASSETS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit/(loss) and net assets of the Company, are summarized as follows:

	Net Profit /(Loss)
	For the six months
	ended 30 June
	2009	2008
	(RMB)	(RMB)

Consolidated net profit /(loss) attributable to shareholders
of the Company under PRC GAAP	1,959,479,637	(470,327,273)
Impact of IFRS adjustments:
Effect of reversal of the recorded amounts received in
advance of previous years (a)	―	25,305,444
Amortization of the difference in the recognition of housing
benefits of previous years (b)	(16,172,177)	(18,707,174)
Difference on depreciation related to borrowing costs
capitalized in previous years (c)	(14,901,771)	(14,959,588)
Difference in depreciation and amortization of assets acquired
in business combinations under common control in previous years(d)	(138,359,618)	(140,694,370)
Others	11,152,555	9,943,246
Applicable deferred income tax impact of the GAAP
differences above (e)	22,996,491	16,781,554
Profit attributable to minority interests on the adjustments above	46,181,651	48,850,016

Profit/(Loss) attributable to equity holders
of the Company under IFRS	1,870,376,768	(543,808,145)

IMPACT OF ADJUSTMENTS FOR IFRS ON NET PROFIT/(LOSS) AND NET ASSETS (Cont’d)

	Net Assets
	30 June	31 December
	2009	2008
	(RMB)	(RMB)

Net assets attributable to shareholders
of the Company under PRC GAAP	38,418,953,851	36,246,575,257
Impact of IFRS adjustments:
Effect of recording the amounts received in advance
of previous years (a)	(834,468,082)	(834,468,082)
Difference in the recognition of housing benefits to the employees
of the Company and its subsidiaries in previous years (b)	(100,730,943)	(84,558,766)
Difference in borrowing costs capitalized in previous years (c)	419,785,987	434,687,758
Differences in accounting treatment on business combinations
under common control in previous years (d)	2,890,127,290	2,890,127,290
Difference in depreciation and amortization of assets acquired
in business combinations under common control in previous years(d)	(1,513,701,752)	(1,375,342,134)
Others	(148,586,271)	(159,882,989)
Applicable deferred income tax impact of the above
GAAP differences (e)	139,589,641	116,593,150
Portion of above adjustments attributable to minority interests	(358,228,132)	(404,409,779)

Net assets attributable to equity holders of the Company under IFRS	38,912,741,589	36,829,321,705

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

IMPACT OF ADJUSTMENTS FOR IFRS ON NET PROFIT/(LOSS) AND NET ASSETS (Cont’d)

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control in previous years

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

IMPACT OF ADJUSTMENTS FOR IFRS ON NET PROFIT/(LOSS) AND NET ASSETS (Cont’d)

(d)	Differences in accounting treatment on business combinations under common control in previous years (Cont’d)

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the income statement as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in the income statement as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan
Title:   Company Secretary

Date:    August 26, 2009